FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated August 12, 2011

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Index

Identification
Capital Stock Composition	1
Individual FS
Balance Sheet Assets	2
Balance Sheet Liabilities	3
Statement of Income	4
Statement of Comprehensive Income	5
Statement of Cash Flows	6
Statement of Changes in Shareholders' Equity
Statement of Changes in Shareholders' Equity - from 01/01/2011 to 06/30/2011	7
Statement of Changes in Shareholders' Equity - from 01/01/2010 to 06/30/2010	8
Statement of Value Added	9
Consolidated FS
Balance Sheet Assets	10
Balance Sheet Liabilities	11
Statement of Income	12
Statement of Comprehensive Income	13
Statement of Cash Flows	14
Statement of Changes in Shareholders' Equity
Statement of Changes in Shareholders' Equity - from 01/01/2011 to 06/30/2011	15
Statement of Changes in Shareholders' Equity - from 01/01/2010 to 06/30/2010	16
Statement of Value Added	17
Management Report / Comments on the Performance	18
Explanatory Notes	48
Other Relevant Information to the Company	119
Declarations and Opinion
Report of Special Review	121
Opinion from Fiscal Council	123
Opinion from Executive Board on the Quartely Information	124
Opinion from Executive Board on the Independent Auditor's Report	124

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Identification / Capital Stock Composition

Number of shares	Current Quarter
(Units)	06/30/2011
Paid-in Capital
Common	872,473,246
Preferred	0
Total	872,473,246
Treasury shares
Common	2,180,872
Preferred	0
Total	2,180,872

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Individual FS / Balance Sheet Assets
(in thousands of Brazilian Reais)

		Current Quarter	Previous Year
Account Code	Account Description	06/30/2011	12/31/2010
1	Total Assets	20,443,851	18,892,303
1.01	Current Assets	4,959,467	4,093,850
1.01.01	Cash and Cash Equivalents	93,887	211,159
1.01.02	Marketable Securities	1,170,493	622,130
1.01.02.01	Financial Investments Evaluated at Fair Value	1,170,466	622,103
1.01.02.01.01	Held for Trading	1,168,810	620,424
1.01.02.01.02	Available for sale	1,656	1,679
1.01.02.02	Marketable Securities Evaluated at Amortized Cost	27	27
1.01.03	Trade Accounts Receivable and Other Receivables	1,104,996	1,116,458
1.01.03.01	Trade Accounts Receivable	1,071,269	1,086,943
1.01.03.02	Notes Receivable	33,727	29,515
1.01.04	Inventories	955,472	879,841
1.01.05	Biological Assets	558,515	434,212
1.01.06	Recoverable Taxes	528,743	471,367
1.01.08	Other Current Assets	547,361	358,683
1.01.08.01	Non-current Assets for Sale	5,952	3,226
1.01.08.03	Others	541,409	355,457
1.01.08.03.01	Equity Interest Receivable	277,717	179,967
1.01.08.03.02	Derivatives	121,202	87,447
1.01.08.03.03	Others	142,490	88,043
1.02	Non-current Assets	15,484,384	14,798,453
1.02.01	Non-current Assets	1,389,794	1,400,225
1.02.01.03	Trade Accounts Receivable and Other Receivables	84,697	100,086
1.02.01.03.01	Trade Accounts Receivable	5,134	6,950
1.02.01.03.02	Notes Receivable	79,563	93,136
1.02.01.05	Biological Assets	168,314	159,022
1.02.01.06	Deferred Taxes	537,152	556,837
1.02.01.08	Receivables from related parties	5,641	6,166
1.02.01.09	Other Non-current Assets	593,990	578,114
1.02.01.09.03	Judicial Deposits	100,572	93,025
1.02.01.09.04	Recoverable Taxes	467,231	464,424
1.02.01.09.05	Others	26,187	20,665
1.02.02	Investments	9,226,143	8,674,306
1.02.02.01	Investments	9,226,143	8,674,306
1.02.02.01.01	Equity in Affiliates	9,225,309	8,673,472
1.02.02.01.04	Other Participations	834	834
1.02.03	Property, Plant and Equipment, net	3,254,673	3,134,634
1.02.03.01	Property, Plant and Equipment in Operation	3,026,595	2,988,783
1.02.03.02	Property, Plant and Equipment Leased	8,035	8,286
1.02.03.03	Property, Plant and Equipment in Construction	220,043	137,565
1.02.04	Intangible	1,613,774	1,589,288
1.02.04.01	Intangibles	1,613,774	1,589,288
1.02.04.01.02	Software	87,526	63,968
1.02.04.01.03	Goodwill	1,520,488	1,520,488
1.02.04.01.04	Others	5,760	4,832

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Individual FS / Balance Sheet Liabilities
(in thousands of Brazilian Reais)

Account		Current Quarter	Previous Year
Code	Account Description	06/30/2011	12/31/2010
2	Total Liabilities	20,443,851	18,892,303
2.01	Current Liabilities	3,754,568	3,305,635
2.01.01	Social and Labor Obligations	94,688	87,601
2.01.01.01	Social Obligations	53,124	45,599
2.01.01.02	Labor Obligations	41,564	42,002
2.01.02	Trade Accounts Payable	1,037,394	1,098,375
2.01.02.01	Domestic Suppliers	1,008,001	1,060,671
2.01.02.02	Foreign Suppliers	29,393	37,704
2.01.03	Tax Obligations	84,643	68,868
2.01.03.01	Federal Tax Obligations	36,630	29,761
2.01.03.01.02	Other Federal	36,630	29,761
2.01.03.02	State Tax Obligations	47,483	38,568
2.01.03.03	Municipal Tax Obligations	530	539
2.01.04	Short Term Debts	1,272,377	913,517
2.01.04.01	Short Term Debts	1,272,377	913,517
2.01.04.01.01	Local Currency	933,955	661,698
2.01.04.01.02	Foreign Currency	338,422	251,819
2.01.05	Other Obligations	1,034,502	971,880
2.01.05.01	Liabilities with Related Parties	523,746	560,657
2.01.05.02	Others	510,756	411,223
2.01.05.02.01	Dividends Payable and Interest on Shareholders' Equity	269,409	193,098
2.01.05.02.04	Derivatives	77,972	80,488
2.01.05.02.05	Management and Employees Profit Sharing	83,633	80,349
2.01.05.02.06	Other Obligations	79,742	57,288
2.01.06	Provisions	230,964	165,394
2.01.06.01	Provisions for Tax, Civil and Labor Risks	49,102	43,853
2.01.06.01.01	Tax Provisions	8,698	8,094
2.01.06.01.02	Labor and Social Security Provisions	35,855	32,339
2.01.06.01.04	Provision for Civil Risk	4,549	3,420
2.01.06.02	Other Provisons	181,862	121,541
2.01.06.02.04	Provisions for vacations & 13th salary	181,862	121,541
2.02	Non-current Liabilities	2,482,801	1,957,701
2.02.01	Long-term Debt	1,344,530	1,314,878
2.02.01.01	Long-term Debt	1,344,530	1,314,878
2.02.01.01.01	Local Currency	775,419	702,960
2.02.01.01.02	Foreign Currency	569,111	611,918
2.02.02	Other Obligations	485,639	25,999
2.02.02.02	Others	485,639	25,999
2.02.03	Deferred Taxes	308,736	303,105
2.02.04	Provisions	343,896	313,719
2.02.04.01	Provisions for Tax, Civil and Labor Risks	223,377	203,316
2.02.04.01.01	Tax Provisions	183,674	174,563
2.02.04.01.02	Labor and Social Security Provisions	4,454	5,802
2.02.04.01.04	Provision for Civil Risk	35,249	22,951
2.02.04.02	Other Provisons	120,519	110,403
2.02.04.02.04	Provisions for Employee Benefits	120,519	110,403
2.03	Shareholders' Equity	14,206,482	13,628,967
2.03.01	Paid-in Capital	12,460,471	12,460,471
2.03.02	Capital Reserves	37,420	68,614
2.03.02.01	Costs of Shares Issuance	62,767	62,767
2.03.02.04	Granted Options	11,409	6,586
2.03.02.05	Treasury Shares	-38,262	-739
2.03.02.07	Gain on Disposal of Shares	1,506	0
2.03.04	Profit Reserves	1,064,688	1,064,688
2.03.04.01	Legal	111,215	111,215
2.03.04.02	Statutory	953,473	953,473
2.03.05	Accumulated Earning/Losses	589,042	0
2.03.08	Other Comprehensive Income	54,861	35,194

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Individual FS / Statement of Income
(in thousands of Brazilian Reais)

			Accumulated Current	Equal Quarter of	Accumulated Previous
		Current Quarter	Year	Previous Year	Year
Account		04/01/2011 to	01/01/2011 to	04/01/2010 to	01/01/2010 to
Code	Account Description	06/30/2011	06/30/2011	06/30/2010	06/30/2010
3.01	Net Sales	3,093,841	6,026,632	2,705,003	5,148,659
3.02	Cost of Sales	-2,488,497	-4,859,978	-2,186,437	-4,252,954
3.03	Gross Profit	605,344	1,166,654	518,566	895,705
3.04	Operating Income (expenses)	-148,383	-269,497	-295,857	-542,396
3.04.01	Sales	-367,175	-706,237	-339,210	-644,211
3.04.02	General and Administrative	-62,481	-112,673	-63,118	-102,098
3.04.04	Other Operating Income	4,974	19,922	33,909	12,288
3.04.05	Other Operating Expenses	-103,760	-170,657	-82,571	-104,112
3.04.06	Equity Interest in Income of Subsidiaries	380,059	700,148	155,133	295,737
3.05	Profit before Financial and Tax Results	456,961	897,157	222,709	353,309
3.06	Financial Results	8,027	-14,859	-89,529	-193,036
3.06.01	Financial Income	92,574	149,015	168,581	383,551
3.06.02	Financial Expenses	-84,547	-163,874	-258,110	-576,587
3.07	Income before Taxes and Participation of Non-controlling shareholders'	464,988	882,298	133,180	160,273
3.08	Income and Social Contribution Tax Expense	32,930	-912	38,271	72,297
3.08.01	Current	0	0	2,728	2,728
3.08.02	Deferred	32,930	-912	35,543	69,569
3.09	Net Income	497,918	881,386	171,451	232,570
3.11	Net Income	497,918	881,386	171,451	232,570
3.99	Profit per share - (Brazilian Reais/Share)	0	0	0	0
3.99.01	Earnings per Share - basic	0	0	0	0
3.99.01.01 ON		0.57000	1.01000	0.20000	0.27000
3.99.02	Earning per share - diluted	0	0	0	0
3.99.02.01 ON		0.57000	1.01000	0.20000	0.27000

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Individual FS / Statement of Comprehensive Income
(in thousands of Brazilian Reais)

		Current Quarter	Accumulated Current	Equal Quarter of	Accumulated Previous
Account		04/01/2011 to	Year	Previous Year	Year
Code	Account Description	06/30/2011	01/01/2011 to 06/30/2011	04/01/2010 to 06/30/2010	01/01/2010 to 06/30/2010
4.01	Net Income	497,918	881,386	171,451	232,570
4.02	Other Comprehensive Income	22,508	19,667	7,090	13,981
4.02.01	Loss (Gain) in Foreign Currency Translaction Adjustments	-445	-606	422	-4,940
	Unrealized Gain (Loss) in Available for Sale Marketable Securities, Net
4.02.02	Income Tax	-1,561	601	120	630
4.02.03	Unrealized Gains (Loss) in Cash Flow Hedge	33,070	36,784	16,426	19,573
4.02.04	Actuarial Loss, Net Income Tax	-8,556	-17,112	-9,878	-1,282
4.03	Comprehensive Income	520,426	901,053	178,541	246,551

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Individual FS / Statement of Cash Flows
(in thousands of Brazilian Reais)

		Accumulated Current	Accumulated Previous
Account		Year	Year
Code	Account Description	01/01/2011 to 06/30/2011	01/01/2010 a 06/30/2010
6.01	Net Cash Provided by Operating Activities	-29,183	1,654,654
6.01.01	Cash from Operations	428,539	180,060
6.01.01.01	Net Income for the Year	881,386	232,570
6.01.01.03	Depreciation and Amortization	186,681	171,736
6.01.01.04	Gain on Permanent Asset Disposals	4,191	15,127
6.01.01.05	Deferred Income Tax	911	-61,855
6.01.01.06	Provision/Reversal for Tax, Civil and Labor Risks	62,638	60,294
6.01.01.07	Other Provisions	29,805	-16,364
6.01.01.08	Exchange Variations and Interest	-36,925	74,289
6.01.01.09	Equity Pick-Up	-700,148	-295,737
6.01.02	Changes in Operating Assets and Liabilities	-457,722	1,474,594
6.01.02.01	Trade Accounts Receivable	23,063	434,332
6.01.02.02	Inventories	-90,984	158,021
6.01.02.03	Trade Accounts Payable	-58,175	-87,789
6.01.02.04	Payable of Provisions for Tax, Civil and Labor Risks	-27,175	-30,629
6.01.02.05	Payroll and Related Charges	301,651	173,518
6.01.02.06	Investment in Trading Securities	-2,015,035	-1,317,844
6.01.02.07	Redemption of Trading Securities	1,509,505	2,251,341
6.01.02.10	Other Financial Assets and Liabilities	-36,271	-3,774
6.01.02.11	Interest Paid	-69,902	-106,586
6.01.02.12	Interest on Shareholders' Equity Received	5,601	4,004
6.02	Net Cash Provided by Investing Activities	-347,415	-967,422
6.02.03	Additions to Property, Plant and Equipment	-221,379	-172,177
6.02.04	Proceeds from Disposals of Property, Plant and Equipment	1,245	3,504
6.02.05	Cash of Merged Company	0	1,960
6.02.06	Additions to Intangible	-27,427	-14,144
6.02.07	Additions to Biological Assets	-99,854	-81,696
6.02.08	Other Investments, net	0	-704,869
6.03	Net Cash Provided by Financing Activities	264,512	-716,213
6.03.01	Proceeds from Debt Issuance	980,266	260,428
6.03.02	Repayment of Debt	-468,880	-875,356
6.03.03	Interest on Shareholders' Equity Paid	-209,300	-100,000
6.03.04	Cost of Shares Issuance	0	-1,285
6.03.06	Treasury Shares Acquisition	-37,574
6.04	Effect on Exchange Rate Variation on Cash and Cash Equivalents	-5,186	4,582
6.05	Net (Decrease) Increase in Cash	-117,272	-24,399
6.05.01	At the Begginning of the Year	211,159	223,434
6.05.02	At the End of the Year	93,887	199,035

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Individual FS / Statement of Changes in Shareholders' Equity for the Period from 01/01/2011 to 06/30/2011
(in thousands of Brazilian Reais)

			Capital Reserves,
			Granted Options			Other
Account			and Treasury		Retained earning	Comprehensive	Shareholders'
Code	Account Description	Capital Stock	Shares	Profit Reserves	(losses)	Income	Equity
5.01	Opening Balance	12,460,471	68,614	1,064,688	0	35,194	13,628,967
5.03	Opening Balance Adjustment	12,460,471	68,614	1,064,688	0	35,194	13,628,967
5.04	Share-based Payments	0	-31,194	0	-292,344	0	-323,538
5.04.03	Options Granted	0	4,823	0	0	0	4,823
5.04.04	Treasury Shares Acquired	0	-37,574	0	0	0	-37,574
5.04.05	Treasury Shares Sold	0	51	0	0	0	51
5.04.07	Interest on Shareholders' Equity	0	0	0	-292,344	0	-292,344
5.04.08	Gain on Disposal of Shares	0	1,506	0	0	0	1,506
5.05	Total Comprehensive Income	0	0	0	881,386	19,667	901,053
5.05.01	Net Income for the Year	0	0	0	881,386	0	881,386
5.05.02	Other Comprehensive Income	0	0	0	0	19,667	19,667
5.05.02.01	Adjustments of Financial Instruments	0	0	0	0	61,191	61,191
5.05.02.02	Tax Adjustments on Financial Instruments	0	0	0	0	-24,407	-24,407
	Equity on Interest in Comprehensive Income of
5.05.02.03	Subsidiaries and Affiliates	0	0	0	0	-606	-606
5.05.02.06	Unrealized Gain (Loss) on Investment in Available for Sale	0	0	0	0	601	601
5.05.02.07	Actuarial Loss	0	0	0	0	-17,112	-17,112
5.07	Closing Balance	12,460,471	37,420	1,064,688	589,042	54,861	14,206,482

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Individual FS / Statement of Changes in Shareholders' Equity for the Period from 01/01/2010 to 06/30/2010
(in thousands of Brazilian Reais)

			Capital Reserves,
			Granted Options			Other
Account			and Treasury		Retained earning	Comprehensive	Shareholders'
Code	Account Description	Capital Stock	Shares	Profit Reserves	(losses)	Income	Equity
5.01	Opening Balance	12,461,756	35,180	727,688	-186,131	-47,555	12,990,938
5.03	Opening Balance Adjustment	12,461,756	35,180	727,688	-186,131	-47,555	12,990,938
5.04	Share-based Payments	-1,285	4,434	0	-53,200	0	-50,051
5.04.02	Cost of Shares Issuance	-1,285	0	0	0	0	-1,285
5.04.03	Options Granted	0	2,945	0	0	0	2,945
5.04.05	Treasury Shares Sold	0	1,489	0	0	0	1,489
5.04.07	Interest on Shareholders' Equity	0	0	0	-53,200	0	-53,200
5.05	Total Comprehensive Income	0	0	0	214,095	13,981	228,076
5.05.01	Net Income for the Year	0	0	0	232,570	0	232,570
5.05.02	Other Comprehensive Income	0	0	0	-18,475	13,981	-4,494
5.05.02.01	Adjustments of Financial Instruments	0	0	0	0	29,657	29,657
5.05.02.02	Tax Adjustments on Financial Instruments	0	0	0	0	-10,084	-10,084
	Equity on Interest in Comprehensive Income of
5.05.02.03	Subsidiaries and Affiliates	0	0	0	0	-4,940	-4,940
5.05.02.06	Unrealized Gain (Loss) on Investment in Available for Sale	0	0	0	0	630	630
5.05.02.07	Actuarial Loss	0	0	0	-18,475	-1,282	-19,757
5.07	Closing Balance	12,460,471	39,614	727,688	-25,236	-33,574	13,168,963

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Individual FS / Statement of Value Added
(in thousands of Brazilian Reais)

		Accumulated Current	Accumulated Previous
Account		Year	Year
Code	Account Description	01/01/2011 to 06/30/2011	01/01/2010 to 06/30/2010
7.01	Revenues	6,776,893	5,829,407
7.01.01	Sales of Goods, Products and Services	6,666,997	5,722,395
7.01.02	Other Income	-87,663	-53,082
7.01.03	Revenue Related to Construction of own Assets	196,903	165,476
7.01.04	Allowance for Doubtful Accounts Reversal (Provisions)	656	-5,382
7.02	Raw material Acquired from Third Parties	-4,675,025	-4,125,360
7.02.01	Costs of products and Goods Sold	-3,968,379	-3,280,069
7.02.02	Materials, Energy, Services of Third Parties and Others	-721,999	-860,131
7.02.03	Losses of Assets Values	15,353	14,840
7.03	Gross Value Added	2,101,868	1,704,047
7.04	Retentions	-185,997	-171,736
7.04.01	Depreciation and Amortization	-185,997	-171,736
7.05	Net Value Added	1,915,871	1,532,311
7.06	Received from Third Parties	849,487	679,616
7.06.01	Equity on Interest in Income of Associated Company	700,148	295,737
7.06.02	Financial Income	149,015	383,551
7.06.03	Others	324	328
7.07	Added Value to be Distributed	2,765,358	2,211,927
7.08	Distribution of Value Added	2,765,358	2,211,927
7.08.01	Payroll	866,458	740,285
7.08.01.01	Salaries	717,907	637,054
7.08.01.02	Benefits	104,806	63,643
	Government Severance Indemnity Fund for Employees
7.08.01.03	Guarantee Fund for Length of Service - FGTS	43,745	39,588
7.08.02	Taxes and Contribution	806,305	625,456
7.08.02.01	Federal	453,204	291,298
7.08.02.02	State	345,983	330,493
7.08.02.03	Municipal	7,118	3,665
7.08.03	Capital Remuneration from Third Parties	211,209	613,616
7.08.03.01	Interests	166,152	579,499
7.08.03.02	Rents	45,057	34,117
7.08.04	Interest on Own Capital	881,386	232,570
7.08.04.01	Interest on Capital	292,344	53,200
7.08.04.03	Retained Earnings	589,042	179,370

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Consolidated FS / Balance Sheet Assets
(in thousands of Brazilian Reais)

Account		Current Quarter	Previous Year
Code	Account Description	06/30/2011	12/31/2010
1	Total Assets	28,892,946	27,751,547
1.01	Current Assets	10,989,875	10,020,699
1.01.01	Cash and Cash Equivalents	1,974,461	2,310,643
1.01.02	Marketable Securities	1,859,786	1,032,375
1.01.02.01	Financial Investments Evaluated at Fair Value	1,807,701	1,013,768
1.01.02.01.01	Held for Trading	1,185,830	623,512
1.01.02.01.02	Available for sale	621,871	390,256
1.01.02.02	Marketable Securities Evaluated at Amortized Cost	52,085	18,607
1.01.03	Trade Accounts Receivable and Other Receivables	2,461,349	2,606,696
1.01.03.01	Trade Accounts Receivable	2,403,292	2,565,029
1.01.03.02	Notes Receivable	58,057	41,667
1.01.04	Inventories	2,406,599	2,135,809
1.01.05	Biological Assets	1,087,791	900,681
1.01.06	Recoverable Taxes	765,677	695,892
1.01.08	Other Current Assets	434,212	338,603
1.01.08.01.01	Non-current Assets for Sale	19,016	62,245
1.01.08.03	Others	415,196	276,358
1.01.08.03.02	Derivatives	121,202	98,596
1.01.08.03.03	Others	293,994	177,762
1.02	Non-current Assets	17,903,071	17,730,848
1.02.01	Non-current Assets	4,485,050	4,399,259
1.02.01.02	Marketable Securities Evaluated at Amortized Cost	171,240	209,084
1.02.01.03	Trade Accounts Receivable and Other Receivables	175,368	100,086
1.02.01.03.01	Trade Accounts Receivable	5,134	6,950
1.02.01.03.02	Notes Receivable	170,234	93,136
1.02.01.05	Biological Assets	376,717	377,684
1.02.01.06	Deferred Taxes	2,528,442	2,487,612
1.02.01.09	Other Non-current Assets	1,233,283	1,224,793
1.02.01.09.03	Judicial Deposits	207,180	234,085
1.02.01.09.04	Recoverable Taxes	805,508	767,407
1.02.01.09.05	Others	220,595	223,301
1.02.02	Investments	12,950	17,494
1.02.02.01	Investments	12,950	17,494
1.02.02.01.01	Equity in Affiliates	12,056	16,467
1.02.02.01.04	Other Participations	894	1,027
1.02.03	Property, Plant and Equipment, net	9,168,696	9,066,831
1.02.03.01	Property, Plant and Equipment in Operation	8,817,734	8,809,416
1.02.03.02	Property, Plant and Equipment Leased	8,035	8,286
1.02.03.03	Property, Plant and Equipment in Construction	342,927	249,129
1.02.04	Intangible	4,236,375	4,247,264
1.02.04.01	Intangibles	4,236,375	4,247,264
1.02.04.01.02	Software	116,509	100,339
1.02.04.01.03	Brands	1,256,000	1,256,000
1.02.04.01.04	Others	30,672	57,951
1.02.04.01.06	Goodwill	2,833,194	2,832,974

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Consolidated FS / Balance Sheet Liabilities
(in thousands of Brazilian Reais)

Account		Current Quarter	Previous Year
Code	Account Description	06/30/2011	12/31/2010
2	Total Liabilities	28,892,946	27,751,547
2.01	Current Liabilities	6,392,323	5,686,384
2.01.01	Social and Labor Obligations	175,912	133,014
2.01.01.01	Social Obligations	91,880	47,220
2.01.01.02	Labor Obligations	84,032	85,794
2.01.02	Trade Accounts Payable	2,082,125	2,059,196
2.01.02.01	Domestic Suppliers	1,948,474	1,953,379
2.01.02.02	Foreign Suppliers	133,651	105,817
2.01.03	Tax Obligations	200,814	210,832
2.01.03.01	Federal Tax Obligations	147,141	210,832
2.01.03.01.01	Income Tax and Social Contribution Expense Payable	7,460	0
2.01.03.01.02	Other Federal	139,681	210,832
2.01.03.02	State Tax Obligations	53,141	0
2.01.03.03	Municipal Tax Obligations	532	0
2.01.04	Short Term Debts	2,588,698	2,227,713
2.01.04.01	Short Term Debts	2,588,698	2,227,713
2.01.04.01.01	Local Currency	1,856,509	1,536,419
2.01.04.01.02	Foreign Currency	732,189	691,294
2.01.05	Other Obligations	795,636	736,147
2.01.05.02	Others	795,636	736,147
2.01.05.02.01	Dividends Payable and Interest on Shareholders' Equity	269,686	193,098
2.01.05.02.04	Derivatives	92,467	82,164
2.01.05.02.05	Management and Employees Profit Sharing	109,182	111,345
2.01.05.02.06	Other Obligations	324,301	349,540
2.01.06	Provisions	549,138	319,482
2.01.06.01	Provisions for Tax, Civil and Labor Risks	172,802	65,138
2.01.06.01.01	Tax Provisions	64,558	9,928
2.01.06.01.02	Labor and Social Security Provisions	70,381	48,362
2.01.06.01.04	Provision for Civil Risk	37,863	6,848
2.01.06.02	Other Provisons	376,336	254,344
2.01.06.02.04	Provisions for vacations & 13th salary	376,336	254,344
2.02	Non-current Liabilities	8,282,833	8,428,645
2.02.01	Long-term Debt	4,949,951	4,975,226
2.02.01.01	Long-term Debt	4,949,951	4,975,226
2.02.01.01.01	Local Currency	1,605,723	1,679,654
2.02.01.01.02	Foreign Currency	3,344,228	3,295,572
2.02.02	Other Obligations	446,737	489,504
2.02.02.02	Others	446,737	489,504
2.02.02.02.05	Other Obligations	446,737	489,504
2.02.03	Deferred Taxes	1,728,668	1,635,677
2.02.04	Provisions	1,157,477	1,328,238
2.02.04.01	Provisions for Tax, Civil and Labor Risks	858,793	1,053,740
2.02.04.01.01	Tax Provisions	230,529	271,526
2.02.04.01.02	Labor and Social Security Provisions	30,750	61,790
2.02.04.01.04	Provision for Civil Risk	22,199	90,166
2.02.04.01.05	Contingent liabilities	575,315	630,258
2.02.04.02	Other Provisons	298,684	274,498
2.02.04.02.04	Provisions for Employee Benefits	298,684	274,498
2.03	Shareholders' Equity	14,217,790	13,636,518
2.03.01	Paid-in Capital	12,460,471	12,460,471
2.03.02	Capital Reserves	37,420	68,614
2.03.02.01	Costs of Shares Issuance	62,767	62,767
2.03.02.04	Granted Options	11,409	6,586
2.03.02.05	Treasury Shares	-38,262	-739
2.03.02.07	Gain on Disposal of Shares	1,506	0
2.03.04	Profit Reserves	1,064,688	1,064,688
2.03.04.01	Legal	111,215	111,215
2.03.04.02	Statutory	953,473	953,473
2.03.05	Accumulated Earning/Losses	589,042	0
2.03.08	Other Comprehensive Income	54,861	35,194
2.03.09	Non-controling interest	11,308	7,551

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Consolidated FS / Statement of Income
(in thousands of Brazilian Reais)

			Accumulated Current	Equal Quarter of	Accumulated Previous
Account		Current Quarter	Year	Previous Year	Year
Code	Account Description	04/01/2011 to 06/30/2011	01/01/2011 to 06/30/2011	04/01/2010 to 06/30/2010	01/01/2010 to 06/30/2010
3.01	Net Sales	6,294,348	12,314,842	5,531,583	10,578,954
3.02	Cost of Sales	-4,733,526	-9,208,444	-4,181,425	-8,103,982
3.03	Gross Profit	1,560,822	3,106,398	1,350,158	2,474,972
3.04	Operating Income (expenses)	-1,047,911	-2,068,493	-998,263	-1,912,477
3.04.01	Sales	-889,324	-1,744,278	-860,986	-1,649,391
3.04.02	General and Administrative	-102,054	-186,130	-90,882	-158,047
3.04.04	Other Operating Income	106,585	163,934	67,499	56,352
3.04.05	Other Operating Expenses	-162,568	-303,544	-112,823	-162,227
3.04.06	Equity Interest in Income of Subsidiaries	-550	1,525	-1,071	836
3.05	Profit before Financial and Tax Results	512,911	1,037,905	351,895	562,495
3.06	Financial Results	-55,195	-107,459	-148,420	-300,248
3.06.01	Financial Income	172,698	330,426	269,879	662,046
3.06.02	Financial Expenses	-227,893	-437,885	-418,299	-962,294
3.07	Income before Taxes and Participation of Non-controlling shareholders'	457,716	930,446	203,475	262,247
3.08	Income and Social Contribution Tax Expense	41,670	-44,315	-33,128	-30,855
3.08.01	Current	-7,099	-11,874	-15,774	-28,483
3.08.02	Deferred	48,769	-32,441	-17,354	-2,372
3.09	Net Income	499,386	886,131	170,347	231,392
3.11	Net Income	499,386	886,131	170,347	231,392
3.11.01	BRF Shareholders	497,918	881,386	171,451	232,570
3.11.02	Non-controlling Shareholders	1,468	4,745	-1,104	-1,178
3.99	Profit per share - (Brazilian Reais/Share)
3.99.01	Earnings per Share - basic
3.99.01.01	ON	0.57000	1.01000	0.20000	0.27000
3.99.02	Earning per Share - diluted
3.99.02.01	ON	0.57000	1.01000	0.20000	0.27000

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Consolidated FS / Statement of Comprehensive Income
(in thousands of Brazilian Reais)

			Accumulated Current	Equal Quarter of	Accumulated Previous
Account		Current Quarter	Year	Previous Year	Year
Code	Account Description	04/01/2011 to 06/30/2011	01/01/2011 to 06/30/2011	04/01/2010 to 06/30/2010	01/01/2010 to 06/30/2010
4.01	Net Income	499,386	886,131	170,347	231,392
4.02	Other Comprehensive Income	22,508	19,667	7,090	13,981
4.02.01	Loss (Gain) in Foreign Currency Translaction Adjustments	-445	-606	422	-4,940
	Unrealized Gain (Loss) in Available for Sale Marketable Securities, Net
4.02.02	Income Tax	-1,561	601	120	630
4.02.03	Unrealized Gains (Loss) in Cash Flow Hedge	33,070	36,784	16,426	19,573
4.02.04	Actuarial Loss, Net Income Tax	-8,556	-17,112	-9,878	-1,282
4.03	Comprehensive Income	521,894	905,798	177,437	245,373
4.03.01	BRF Shareholders	520,426	901,053	178,541	246,551
4.03.02	Non-controlling Shareholders	1,468	4,745	-1,104	-1,178

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Consolidated FS / Statement of Cash Flows
(in thousands of Brazilian Reais)

		Accumulated Current	Accumulated Previous
Account		Year	Year
Code	Account Description	01/01/2011 to 06/30/2011	01/01/10 to 06/30/10
6.01	Net Cash Provided by Operating Activities	5,854	1,567,280
6.01.01	Cash from Operations	1,513,643	993,873
6.01.01.01	Net Income for the Year	881,386	232,570
6.01.01.02	Non-controlling Shareholders	4,745	-1,178
6.01.01.03	Depreciation and Amortization	445,293	394,128
6.01.01.04	Gain on Permanent Asset Disposals	72,867	58,428
6.01.01.05	Deferred Income Tax	36,460	-184
6.01.01.06	Provision/Reversal for Tax, Civil and Labor Risks	63,152	58,030
6.01.01.07	Other Provisions	13,497	-28,975
6.01.01.08	Exchange Variations and Interest	-2,232	281,890
6.01.01.09	Equity Pick-Up	-1,525	-836
6.01.02	Changes in Operating Assets and Liabilities	-1,507,789	573,407
6.01.02.01	Trade Accounts Receivable	216,625	-324,018
6.01.02.02	Inventories	-280,712	274,981
6.01.02.03	Trade Accounts Payable	16,325	-79,653
6.01.02.04	Payable of Provisions for Tax, Civil and Labor Risks	-140,233	-30,793
6.01.02.05	Payroll and Related Charges	-365,549	-146,584
6.01.02.06	Investment in Trading Securities	-2,030,275	-1,386,574
6.01.02.07	Redemption of Trading Securities	1,511,266	2,423,195
6.01.02.08	Investment in Available for Sale	-1,267,861	-289,434
6.01.02.09	Redemptions of Available for Sale	1,050,885	424,008
6.01.02.10	Other Financial Assets and Liabilities	-12,302	8,612
6.01.02.11	Interest Paid	-211,559	-304,337
6.01.02.12	Interest on Shareholders' Equity Received	5,601	4,004
6.02	Net Cash Provided by Investing Activities	-612,667	-425,813
6.02.02	Redemptions in Marketable Securities	3,895	4,319
6.02.03	Additions to Property, Plant and Equipment	-372,640	-236,125
6.02.04	Proceeds from Disposals of Property, Plant and Equipment	1,290	3,504
6.02.06	Additions to Intangible	-31,935	-15,778
6.02.07	Additions to Biological Assets	-213,277	-181,733
6.03	Net Cash Provided by Financing Activities	398,086	-1,192,177
6.03.01	Proceeds from Debt Issuance	1,614,644	1,880,442
6.03.02	Repayment of Debt	-969,684	-2,971,334
6.03.03	Interest on Shareholders' Equity Paid	-209,300	-100,000
6.03.04	Cost of Shares Issuance	0	-1,285
6.03.06	Treasury Shares Acquisition	-37,574
6.04	Effect on Exchange Rate Variation on Cash and Cash Equivalents	-127,455	-2,922
6.05	Net (Decrease) Increase in Cash	-336,182	-53,632
6.05.01	At the Begginning of the Year	2,310,643	1,898,240
6.05.02	At the End of the Year	1,974,461	1,844,608

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Consolidated FS / Statement of Changes in Shareholders' Equity for the Period from 01/01/2011 to 06/30/2011
(in thousands of Brazilian Reais)

			Capital Reserves,
			Granted Options			Other		Participation of	Total
Account			and Treasury		Retained earning	Comprehensive	Shareholders'	Non-controlling	Shareholders'
Code	Account Description	Capital Stock	Shares	Profit Reserves	(losses)	Income	Equity	shareholders	Equity
5.01	Opening Balance	12,460,471	68,614	1,064,688	0	35,194	13,628,967	7,551	13,636,518
5.03	Opening Balance Adjustment	12,460,471	68,614	1,064,688	0	35,194	13,628,967	7,551	13,636,518
5.04	Share-based Payments	0	-31,194	0	-292,344	0	-323,538	0	-323,538
5.04.03	Options Granted	0	4,823	0	0	0	4,823	0	4,823
5.04.04	Treasury Shares Acquired	0	-37,574	0	0	0	-37,574	0	-37,574
5.04.05	Treasury Shares Sold	0	51	0	0	0	51	0	51
5.04.07	Interest on Shareholders' Equity	0	0	0	-292,344	0	-292,344	0	-292,344
5.04.08	Gain on Disposal of Shares	0	1,506	0	0	0	1,506	0	1,506
5.05	Total Comprehensive Income	0	0	0	881,386	19,667	901,053	3,757	904,810
5.05.01	Net Income for the Year	0	0	0	881,386	0	881,386	4,745	886,131
5.05.02	Other Comprehensive Income	0	0	0	0	19,667	19,667	-988	18,679
5.05.02.01	Adjustments of Financial Instruments	0	0	0	0	61,191	61,191	0	61,191
5.05.02.02	Tax Adjustments on Financial Instruments	0	0	0	0	-24,407	-24,407	0	-24,407
	Equity on Interest in Comprehensive Income of
5.05.02.03	Subsidiaries and Affiliates	0	0	0	0	-606	-606	-988	-1,594
5.05.02.06	Unrealized Gain (Loss) on Investment in Available for Sale	0	0	0	0	601	601	0	601
5.05.02.07	Actuarial Loss	0	0	0	0	-17,112	-17,112	0	-17,112
5.07	Closing Balance	12,460,471	37,420	1,064,688	589,042	54,861	14,206,482	11,308	14,217,790

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Consolidated FS / Statement of Changes in Shareholders' Equity for the Period from 01/01/2010 to 06/30/2010
(in thousands of Brazilian Reais)

			Capital Reserves,
			Granted Options			Other		Participation of	Total
Account			and Treasury		Retained earning	Comprehensive	Shareholders'	Non-controlling	Shareholders'
Code	Account Description	Capital Stock	Shares	Profit Reserves	(losses)	Income	Equity	shareholders	Equity
5.01	Opening Balance	12,461,756	35,180	727,688	-186,131	-47,555	12,990,938	4,721	12,995,659
5.03	Opening Balance Adjustment	12,461,756	35,180	727,688	-186,131	-47,555	12,990,938	4,721	12,995,659
5.04	Share-based Payments	-1,285	4,434	0	-53,200	0	-50,051	0	-50,051
5.04.02	Cost of Shares Issuance	-1,285	0	0	0	0	-1,285	0	-1,285
5.04.03	Options Granted	0	2,945	0	0	0	2,945	0	2,945
5.04.05	Treasury Shares Sold	0	1,489	0	0	0	1,489	0	1,489
5.04.07	Interest on Shareholders' Equity	0	0	0	-53,200	0	-53,200	0	-53,200
5.05	Total Comprehensive Income	0	0	0	214,095	13,981	228,076	-2,195	225,881
5.05.01	Net Income for the Year	0	0	0	232,570	0	232,570	-1,178	231,392
5.05.02	Other Comprehensive Income	0	0	0	-18,475	13,981	-4,494	-1,017	-5,511
5.05.02.01	Adjustments of Financial Instruments	0	0	0	0	29,657	29,657	0	29,657
5.05.02.02	Tax Adjustments on Financial Instruments	0	0	0	0	-10,084	-10,084	0	-10,084
	Equity on Interest in Comprehensive Income of
5.05.02.03	Subsidiaries and Affiliates	0	0	0	0	-4,940	-4,940	-1,017	-5,957
5.05.02.06	Unrealized Gain (Loss) on Investment in Available for Sale	0	0	0	0	630	630	0	630
5.05.02.07	Actuarial Loss	0	0	0	-18,475	-1,282	-19,757	0	-19,757
5.07	Closing Balance	12,460,471	39,614	727,688	-25,236	-33,574	13,168,963	2,526	13,171,489

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Consolidated FS / Statement of Value Added
(in thousands of Brazilian Reais)

		Accumulated Current	Accumulated Previous
Account		Year	Year
Code	Account Description	01/01/2011 to 06/30/2011	01/01/2010 to 06/30/2010
7.01	Revenues	13,994,773	11,986,715
7.01.01	Sales of Goods, Products and Services	13,742,446	11,854,696
7.01.02	Other Income	-19,429	-71,829
7.01.03	Revenue Related to Construction of own Assets	272,722	211,675
7.01.04	Allowance for Doubtful Accounts Reversal (Provisions)	-966	-7,827
7.02	Raw material Acquired from Third Parties	-8,878,488	-7,915,959
7.02.01	Costs of products and Goods Sold	-7,134,055	-5,970,732
7.02.02	Materials, Energy, Services of Third Parties and Others	-1,755,033	-1,962,032
7.02.03	Losses of Assets Values	10,600	16,805
7.03	Gross Value Added	5,116,285	4,070,756
7.04	Retentions	-445,293	-394,128
7.04.01	Depreciation and Amortization	-445,293	-394,128
7.05	Net Value Added	4,670,992	3,676,628
7.06	Received from Third Parties	332,278	663,578
7.06.01	Equity on Interest in Income of Associated Company	1,525	836
7.06.02	Financial Income	330,426	662,046
7.06.03	Others	327	696
7.07	Added Value to be Distributed	5,003,270	4,340,206
7.08	Distribution of Value Added	5,003,270	4,340,206
7.08.01	Payroll	1,762,173	1,517,603
7.08.01.01	Salaries	1,488,556	1,222,017
7.08.01.02	Benefits	192,328	215,189
	Government Severance Indemnity Fund for Employees
7.08.01.03	Guarantee Fund for Length of Service - FGTS	81,289	80,397
7.08.02	Taxes and Contribution	1,778,301	1,581,616
7.08.02.01	Federal	1,108,351	958,225
7.08.02.02	State	662,587	619,373
7.08.02.03	Municipal	7,363	4,018
7.08.03	Capital Remuneration from Third Parties	576,665	1,009,595
7.08.03.01	Interests	440,163	971,941
7.08.03.02	Rents	136,502	37,654
7.08.04	Interest on Own Capital	886,131	231,392
7.08.04.01	Interest on Capital	292,344	53,200
7.08.04.03	Retained Earnings	589,042	179,370
7.08.04.04	Non-controlling interest	4,745	-1,178

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Management Report / Comments on the Performance

2nd Quarter 2011

Dear Shareholders

BRF – Brasil Foods S.A. (BM&FBOVESPA: BRFS3 and NYSE: BRFS) announces its earnings, reporting for the first half R$ 881 million of net income. BRF’s second quarter operating and financial results continued to record a good performance, also benefiting from the realization of synergies despite the strong surge in prices of agricultural commodities and the appreciation of the Real.

Net sales in the second quarter reached R$ 6.3 billion, a year-over-year growth of 13.8%, resulting in a gross profit of R$ 1.6 billion (margin of 24.8%), 15.6% higher compared to Q2 2010. EBITDA posted R$ 785.9 million, representing a record EBITDA margin of 12.5%, a gain of 140 basis points. Net income was up 190.4%, amounting to R$ 497.9 million, a net income margin of 7.9%.

Better domestic market performance was mainly driven by processed products which reported a growth of 17.2% in revenue. Again, strong demand from markets such as the Far East, Europe and the Middle East were instrumental in the recovery of the results, adding a further 340 basis points to operating margin.

We are reiterating our targets outlined in our 2011 Budget and already announced, contemplating growth of 10% - 12% in net sales as well as planned investments of about R$ 1.6 to R$ 1.8 billion, these resources to be directed towards the maintenance of the operations, replacement of breeder stock and organic growth.

BRF has been consolidating its bases for implementing the Company’s internationalization project, diversifying its portfolio, advancing up in the value chain, winning over the most demanding customers around the world. BRF brands are already benchmarks in several important markets.

These foundations which the Company has established will provide the bedrock for the Long-Term Strategic Plan which is focused on organic growth and on selective overseas acquisitions. The project aims to boost the Company’s global footprint with the gradual and consistent objective of creating shareholder value, while mitigating risks and adverse factors, and improving results and margins.

The Middle East ranks as one of the regions which is strategic to BRF’s internationalization plans. In this context, the Company is announcing

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Management Report / Comments on the Performance

investments of approximately US$ 120 million in the construction of a processed products plant with a capacity in the order of 80 thousand tons/year when fully operational. The project will be instrumental in consolidating the Company’s position of leadership in the region with improved brand penetration, distribution and sales as well as serving as a conduit to new markets. Exclusively local production of processed products will allow BRF to offer flexibility and products customized to regional demands. It will also permit the Company to expand the portfolio in the food service and retail channels, particularly in the case of products such as breaded items, hamburgers and pizzas and specialty meats and marinated processed foods.

Following the Brazilian anti-trust authority’s approval of the merger, BRF has launched a new advertising campaign for boosting its institutional image. The campaign will cover all the Company’s areas of operation and carry as its slogan: “When we feed the dream of each Brazilian, we feed the dream of the entire country” - “Your world with more taste".

São Paulo, August 2011.

Nildemar Secches	José Antonio do Prado Fay
Chairman of the Board of Directors	Chief Executive Officer

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Management Report / Comments on the Performance

  Net sales amounted to R$ 6.3 billion, a growth of 13.8%, due to both good domestic and export market performances;
  Sales volumes of meats, dairy products and other process products amounted to 1.4 million tons, 1.9% down due to a 4.2% drop in export volumes.
  Gross profits were R$ 1.6 billion, a 15.6% improvement.
  EBITDA reached R$ 785.9 million, 27.9% higher than the second quarter of 2010, equivalent to an EBITDA margin of 12.5%, reflecting the performance of the markets and the incorporation of synergies, despite continuing pressure from grain costs during the quarter.
  The Company reported a 190.4% rise in net income to R$ 497.9 million, with a net margin of 7.9%, reflecting the good performance posted in the quarter, the appropriation of interest on shareholders’ equity and the positive impact from the sale of the Vila Anastácio unit in São Paulo.
  Financial trading volume in the Company’s shares recorded an average of US$ 90.9 million /day in the quarter, 90.2% better than 2Q10.

HIGHLIGHTS	2Q11	2Q10	% CH.

Net Sales	6,294	5,532	14%
Domestic Market	3,700	3,157	17%
Exports	2,594	2,374	9%
Gross Profit	1,561	1,350	16%
Gross Margin	24.8%	24.4%	40 bps
EBIT	513	352	46%
Net Income	498	171	190%
Net Margin	7.9%	3.1%	480 bps
EBITDA	786	614	28%
EBITDA Margin	12.5%	11.1%	140 bps
Earnings per Share(1)	0.57	0.20	190%

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Management Report / Comments on the Performance

HIGHLIGHTS	1H11	1H10	% CH.

Net Sales	12,315	10,579	16%
Domestic Market	7,292	6,142	19%
Exports	5,023	4,437	13%
Gross Profit	3,106	2,475	26%
Gross Margin	25.2%	23.4%	180 bps
EBIT	1,038	562	85%
Net Income	881	233	279%
Net Margin	7.2%	2.2%	500 bps
EBITDA	1,602	1,058	51%
EBITDA Margin	13.0%	10.0%	300 bps
Earnings per Share(1)	1.01	0.27	279%
(1)Consolidated earnings per share (in R$), excluding treasury shares.

(The variations commented in this report are comparisons of the 2nd quarter 2011 in relation to the 2nd quarter 2010, or, for the accumulated period of January to June 2011 in relation to January to June 2010 (1st half).

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Management Report / Comments on the Performance

Global Economy – IMF data is forecasting a growth of 4.4% in the global economy for 2011. With mature economies performing below expectations, emerging/developing markets will be the principal drivers of this growth. Europe is currently characterized by the disparity between the consistent expansion of the economies of the countries in the north and the fiscal crises and recession in the south of the continent (PIGS). The outlook for the Japanese economy is for only marginal growth due to the natural disasters in the early part of 2011 that have paralyzed the production chain.

Meanwhile, the emerging markets have continued to resist global uncertainty, a case in point being China where deceleration is proving much slower than market expectations (according to the IMF, the Chinese economy will report growth of 9.6% in 2011). The outlook for growth in Russia is close to 5.0% for 2011 and, Saudi Arabia, 7.5%. South America and the Caribbean together are forecasted to grow 4.7% during the year. Economic growth for the ASEAN-5 group (Indonesia, Malaysia, Philippines, Singapore and Thailand), again according to IMF projections, is 5.4%. As a whole, emerging markets and developing countries should see their economies increase by about 6.5% in 2011.

Domestic Economy - The IBGE – the government statistics office - reported that in 1Q11 the Brazilian economy grew 4.2% compared with 1Q10. The high level of employment in 2Q11 increased family incomes by about 6.0% over 2Q10 and maintained consumption at high levels in the retail sector (factoring out “Vehicles, Motorcycles, Parts and Components” and “Construction Material”), this recording growth of 7.4% for the January- May 2011 period versus 2010. Over the period, the consumer rate of inflation, measured by the IPCA inflation index, remained at 6.0%, or above the center of the band. As a result, the Central Bank opted for gradual hikes in interest rates during the course of 1H11 in conjunction with macro-prudential measures to prevent inflation from surpassing the ceiling of the target for 2011 (fixed at 6.5%).

Brazilian Exports – Export volumes of chicken meat increased quarter-on-quarter by 6.7% and close to 4.0% in relation to 2Q10. Physical shipments of pork from Brazil during 2Q11 were 30.0% higher than 1Q11 and about 3.0% up on 2Q10. Total exports of beef (in natura and industrialized) reported an increase of 6.0% versus 1Q11 and a decline of around 20.0% compared with 2Q10, largely a reflection of export volumes to the Middle East in the period. Despite varying export volumes for the three categories – chicken meat, pork and beef - all reported a price increase of above 5.0% in 2Q11 versus 1Q11. Compared with 2Q10, price increases (in Reais) were 30.0% for beef, 25.0% for chicken meat and more than 10.0% in the case of pork.

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Management Report / Comments on the Performance

Raw Material - Domestic corn prices reported an increase of 5.3% per sack in 2Q11 versus 1Q11 due to cold weather which reduced second corn crop yields. The year-on-year difference in prices was substantial with an increase of 70.2% due to higher international prices during the period (+106.2%). Conversely, soybean prices on the Brazilian market posted a decline of nearly 8.9% in 2Q11 against 1Q11 following a record crop of 75.3 million tons (9.6% up on the preceding year). However, as with the same quarter in 2010, cost pressures remained considerable with year-on-year domestic prices reporting a 24.8% increase. International market soybean prices rose 42.2% in 2Q11 compared with 2Q10 due to lower US inventories.

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Management Report / Comments on the Performance

Investments in CAPEX – The investments for the quarter amounted to R$ 240.7 million and were largely dedicated to projects involving productivity, improvements, increased capacity and automation of the production units in the South and Midwest regions. The Company’s quarterly outlay on poultry and hog breeder stock was R$ 103.9 million, a 38.3% increase.

Information Technology – IT – Work was begun on the installations of the integrated systems platform to support the BRF/Sadia merger in addition to the Company’s planned international expansion. This project encompasses the industrial and agricultural units, DCs and sales branches as well as grain purchasing hubs and the Shared Services Center, all of which represent about 32% of the Company’s operation.

Human resources management and the Health, Safety and Environment (SSMA) processes have also been integrated through the SAP-HCM tool, allowing joint processing of the payroll. About 5,500 users have been trained in these technologies. Full integration of the BRF and Sadia systems is expected by September 2011, allowing the simultaneous distribution of the products, the systematic consolidation of all information and the capture of the synergies which have been identified.

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Management Report / Comments on the Performance

Production

Meat production reported a 7% increase in relation to the same period in 2010, supplying both the domestic and export markets. The dairy product business saw a decline of 2%, reflecting a reduction in milk collection in the quarter due to the off-season period, in turn reflecting the intense cold affecting the producing regions.

Enhanced processes of productivity were introduced to guarantee best practices and improvements in manufacturing techniques as well as to redirect production volumes, originally destined to the Russian market, to other markets due to the trade embargo on Brazilian meat exports.

PRODUCTION	2Q11	2Q10	% CH.	1H11	1H10	% CH.

Poultry Slaughter (million heads)	436	406	7%	862	791	9%
Pork / Cattle Slaughter (thousand heads)	2,754	2,624	5%	5,404	5,150	5%
Production (thousand tons)
Meats	1,069	1,000	7%	2,081	1,941	7%
Dairy Products	273	279	(2%)	556	530	5%
Other Processed Products	109	113	(4%)	219	221	(1%)
Feed and Premix (thousand tons)	2,845	2,711	5%	5,527	5,310	4%

Domestic Market

Net sales were R$ 3.7 billion, 17.2% higher than recorded in 2Q10. The highlight of the quarter was processed products where there was a 220 basis points 2Q11/2Q10 increase.

Meats – With sales rising 24.8%, volumes up 7.8% with a good improvement in sales mix and higher average prices, the highlights in this segment were a better mix of processed products and an increase in the relative share of in-natura sales of poultry and pork meats, more especially in the form of special cuts.

Dairy Products – Volume and sales were up 0.3% and 13%, respectively. This activity is structured for a recovery in profitability through a plan for adding value, including an increased mix of processed products and investments in marketing as well as the implementation of a sales drive to small retailers jointly with the Company’s meats sales force. However, short term results are still being adversely affected by the pressure on milk capture costs although the outlook is for an improvement in the dairy products segment on the back of an expected fall in milk origination costs.

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Management Report / Comments on the Performance

Other processed products –The other processed products segment posted reduced sales due to lower frozen vegetable volume, overall sales revenue posting stability and volumes off by 5.5%.

	THOUSAND TONS			R$ MILLION
Domestic Market	2Q11	2Q10	% CH.	2Q11	2Q10	% CH.

Meats	464	431	8	2,406	1,928	25
In Natura	107	91	18	562	424	33
Poultry	70	54	29	330	209	58
Pork/Beef	38	37	2	232	215	8
Elaborated/Processed (meats)	357	340	5	1,845	1,505	23
Dairy Products	273	273	0	643	569	13
Milk	223	226	(1)	442	412	7
Dairy Products/Juice/Others	50	46	8	201	157	28
Other Processed	109	116	(6)	518	518	(0)
Soybean Products/ Others	109	98	11	133	142	(6)
Total	956	917	4	3,700	3,157	17
Processed	517	502	3	2,563	2,180	18
% Total Sales	54	55		69	69
	THOUSAND TONS			R$ MILLION
Domestic Market	1H11	1H10	% CH.	1H11	1H10	% CH.

Meats	921	843	9	4,766	3,778	26
In Natura	209	174	20	1,107	786	41
Poultry	138	103	33	660	394	68
Pork/Beef	72	71	1	447	392	14
Elaborated/Processed (meats)	712	669	6	3,659	2,992	22
Dairy Products	553	530	4	1,271	1,110	15
Milk	449	433	4	874	782	12
Dairy Products/Juice/Others	104	97	6	397	328	21
Other Processed	210	223	(6)	989	984	1
Soybean Products/ Others	252	190	33	266	270	(2)
Total	1,936	1,786	8	7,292	6,142	19
Processed	1,025	990	4	5,045	4,304	17
% Total Sales	53	55		69	70

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Management Report / Comments on the Performance

* A methodological change was made in the AC Nielsen database in 2010 distorting the comparison with the historical data.

Source: AC Nielsen

Marketing – Marketing campaigns are being run for the principal brands: Sadia, Perdigão and Batavo. Sadia is master sponsor to the Brazilian Judo Confederation. Various new products in the Perdigão “Meu Menu”, Batavo-Naturis soy products and Sadia cheeses lines were launched.

In addition, we expanded our logistics network with the opening of 10 new transit points so improving the quality of services to clients.

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Management Report / Comments on the Performance

Exports

The international operation reported a good performance in 2Q11, despite the substantial cost increases and the appreciation in the Real against the US dollar. Progress was made towards more robust internal processes based on the structuring of an initiative for standardizing all the overseas offices and operations.

This initiative represents a critical factor in fostering the Company’s overseas business and together with the repositioning of prices and brands, has been contributing to the gradual recovery in exports, good first half results being reported.

Meats – World demand for protein continued intense during 2Q11, largely due to the gradual recovery in the leading economies and the increasing importance of emerging powers such as China and South Africa. In spite of unfavorable exchange rates and grain prices, the Company was successful in implementing its principal commercial initiatives, ensuring above forecasted returns: a 340 basis points improvement in operating margin in the quarter and a growth of 9.3% in sales revenue on volume which was 4.2% lower.

Market performance:

Europe – Just as in Brazil, grain costs are impacting European production and consequently forcing up prices of the regional products, providing support for a consistent increase in BRF’s prices. Since the beginning of the year, the focus has been on the qualification of the portfolio and the improvement in services rendered to our clients in the industry segment. Our East European business continues to post good results with improved volumes as well as a good operational result.

Middle East – Inventories are in equilibrium in the region, albeit with a rising trend, but demand has remained robust, especially in 2Q11 in terms of volumes ahead of the month of Ramadan. In this context, the Company is preparing a major campaign with investment both below and above the line, for a period when traditionally there is a spike in consumption. Worthy of note is that among the specific objectives in the region, the Company is seeking increasingly to strengthen the penetration of its brands (for example, Sadia is already Top of Mind), consolidate its operations as a local distributor and continually improve processes to meet customer demands.

Far East – The Company’s Rio Verde plant in the state of Goiás received approval to export pork meat to China, the largest market for pork in the world. Again, our business in the Japanese market was unaffected in the period in spite of all the problems in the aftermath of the earthquake and tsunami. On the contrary, the news of possible contamination in soil and products boosted chicken meat sales and prices in the Japanese market.

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Management Report / Comments on the Performance

Eurasia – BRF is preparing contingency plans following the Russian trade embargo on exports from Brazilian industrial plants as well as contacting the appropriate government bodies to reverse the situation.

Africa, Americas and other countries – The Company has made an effort to adjust its product portfolio to the needs of this market, also endeavoring to find solutions for developing the sale of accessible processed products. The development of closer relations with the leading distributors in the region has also been pursued tirelessly by the Johannesburg office.

In the Americas, BRF is standardizing all operational procedures of its proprietary distribution operations (Argentina, Uruguay, Chile and Peru), so reinforcing the current distribution model.

International Project – As already commented, BRF is in the process of structuring its Long Term Internationalization Project for focusing its international business on higher added value products and distribution in the principal regions of operation.

Concomitant with this strategy, on May 31 2011, the Company announced that it was in discussion with Dah Chong Hong Limited for the establishment of a joint venture for the purpose of accessing direct distribution facilities in the Chinese market, a local processing capacity, development of the Sadia brand in China and the utilization of retail and food service channels in continental China.

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Management Report / Comments on the Performance

	THOUSAND TONS			R$ MILLION
Exports	2Q11	2Q10	% CH.	2Q11	2Q10	% CH.

Meats	554	613	(10)	2,557	2,353	9
In Natura	472	525	(10)	2,120	1,955	8
Poultry	399	452	(12)	1,692	1,557	9
Pork/Beef	74	73	0	428	398	8
Elaborated/Processed (meats)	81	87	(7)	438	398	10
Dairy Products	-	1	-	-	6	-
Milk	-	0	-	-	0	-
Dairy Products/Juice/Others	-	1	-	-	6	-
Other Processed	7	3	140	14	15	(6)
Soybean Products/ Others	30	-	-	23	-	-
Total	591	616	(4)	2,594	2,374	9
Processed	89	91	(3)	452	419	8
% Total Sales	15	15		17	18

	THOUSAND TONS			R$ MILLION
Exports	1H11	1H10	% CH.	1H11	1H10	% CH.

Meats	1,100	1,139	(3)	4,974	4,396	13
In Natura	943	968	(3)	4,142	3,600	15
Poultry	807	828	(3)	3,355	2,862	17
Pork/Beef	136	140	(3)	787	738	7
Elaborated/Processed (meats)	157	171	(8)	831	796	4
Dairy Products	-	2	-	0	11	(100)
Milk	-	0	-	-	1	-
Dairy Products/Juice/Others	-	2	-	0	10	-
Other Processed	11	4	166	26	30	(11)
Soybean Products/ Others	30	-	-	23	-	-
Total	1,141	1,145	(0)	5,023	4,437	13
Processed	168	177	(5)	858	836	3
% Total Sales	15	15		17	19

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Management Report / Comments on the Performance

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Management Report / Comments on the Performance

Net Sales – Net operating sales was supported by growth in sales both to the domestic and export markets in line with the Company’s business plan.

Second quarter, net operating sales was 13.8% up at R$ 6.3 billion. Higher added value meats and dairy products reported a particularly good performance with sales 16% higher. Accumulated first half revenue was R$ 12.3 billion, an increase of 16.4%.

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Management Report / Comments on the Performance

DS –Domestic Sales E – Exports

Cost of Sales – Cost of sales increased 13.2% to R$ 4.7 billion, in line with reported revenues, with cost pressure coming from the principal raw materials (corn, soybeans and milk) but offset by synergies captured in areas permitted by the Brazilian anti-trust authorities (prior to their decision on the merger), notably the supply chain.

BRF has implemented Global Sourcing and set up an Intelligence area in procurement for monitoring risks and opportunities in the most important production chains. An important part of the synergies captured in the quarter have been achieved through the implementation of optimization projects as a result of a joint effort by the supply chain and technical areas.

Cost of sales totaled R$ 4.7 billion, 13.2% up in the quarter and R$ 9.2 billion in the first half, a 13.6% increase.

Gross Profit and Gross Margin – Thanks to the good operating performance, Gross Profit totaled R$ 1.6 billion, 15.6% more than in 2Q10, with a gross margin of 24.8%, reflecting a 40 basis point gain. In the six month period, the Company reported gross profit of R$ 3.1 billion, a growth of 25.5% and a gross margin of 25.2%.

Operating Expenses – Operating expenses before other results and equity income were 4.2% greater, a gain of 140 basis points in the quarter, representing a reduction from 17.2% to 15.8 % of Net Operating Sales.

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Management Report / Comments on the Performance

Selling expenses totaled R$ 889.3 million, an increase of 150 basis points. In spite of the 33.1% increase in fixed expenses, the Company was able to report a decline of 22.4% in variable expenses as a result of negotiations involving maritime transportation overheads.

On the other hand, administrative expenses registered a total of R$ 102 million, a year-on-year increase of 12.3% reflecting operating expenses with the implementation of IT systems and payment of consultancy fees with respect to the merger process.

Operating expenses for the six month period were up by 6.8% amounting to R$ 1.9 billion, also reflecting an accumulated gain in variable expenses.

Other Operating Results – The amount of R$ 56 million for other operating results against the R$ 45.3 million, 23.5% higher, in the preceding year reflects principally costs of idle capacity - due to the pre-operational phase of the new industrial units in Bom Conselho-PE, Lucas do Rio Verde-MT, Vitória de Santo Antão-PE, Mineiros-GO and Três de Maio-RS. Additionally, profit sharing overheads are included in this account in line with IFRS requirements. Specifically for the quarter under review, the income from the sale of the Vila Anastácio unit totaling R$ 50 million was incorporated into results.

Operating Profit and Margin – BRF posted an operating profit of R$ 512.9 million against R$ 351.9 million in 2Q10, a 45.8% improvement on the back of the excellent operating performance. Consequently, the operating result - EBIT was 8.1% of Net Operating Revenue against the 6.4% recorded in 2Q10, a 170 basis points gain. There was a first half year-on-year growth of 84.5%, equivalent to a margin of 8.4% and a total R$1.0 billion operating result –EBIT.

Financial – Financial expenses amounted to R$ 55.2 million against R$ 148.4 million in 2Q10, a decline of 62.8% due to the positive foreign exchange impact in the quarter and conversely, the negative foreign exchange translation effect in 2010. Significant reductions in net currency exposure have been possible thanks to the use of non-derivative instruments (currency denominated debt) for foreign exchange protection in line with hedge accounting standards, generating substantial benefits through the matching of currency liabilities with export shipments, as a result of this process. This has made an additional contribution to the reduction in the volatility of financial expenses on a monthly basis. The Company reported total net debt of R$ 3.5 billion, 8.1% down on the amount reported for March 31 2011, representing 1.1 times net debt in relation to EBITDA, with currency exposure standing at US$ 91.2 million against US$ 158.2 million in 1Q11.

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Management Report / Comments on the Performance

Debt Profile

R$ Million	06.30.2011			03.31.2011
Debt	Current	Noncurrent	Total	Total	% Ch.

Local Currency	1,857	1,606	3,462	3,216	8%
Foreing Currency	703	3,344	4,048	3,970	2%
Gross Debt	2,560	4,950	7,510	7,187	5%
Cash Investments
Local Currency	1,699	66	1,765	1,059	67%
Foreing Currency	2,135	105	2,240	2,493	(10%)
Total Cash Investments	3,834	171	4,005	3,552	13%
Net Accounting Debt	(1,274)	4,779	3,504	3,634	(4%)
Exchange Rate Exposure - US$ Million			(91)	85	-

Income Tax and Social Contribution – Quarterly income tax and social contribution totaled a positive R$ 41.7 million, representing 8.1% of the corporate tax base. This result reflected the different tax rates on results at overseas subsidiaries, the appropriation of interest on shareholders’ equity and the currency translation effect on foreign investments.

Net Income and Net Margin – BRF reported net income up by 190.4% at R$497.9 million against R$ 171.5 million in 2Q10, equivalent to a net margin of 7.9% against 3.1% in 2Q10. The improvement reflects the good performance during the quarter, gains from the capture of synergies and the resulting positive impact on the Company’s business. First half net income was R$ 881.4 million against R$ 232.6 million, a 279% increase, and equivalent to a 500 basis points gain in net margin.

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Management Report / Comments on the Performance

EBITDA – Operating profits in relation to 2Q10 reflects the good domestic market showing, a recovering international market and the capture of synergies which added a further R$ 88 million net in 2Q11. Operating profits in the form of EBITDA (earnings before financial expenses, taxes and depreciations) was R$ 785.9 million, a 27.9% rise on an EBITDA margin of 12.5% against 11.1% reported in 2Q10, a 140 basis points improvement, 105 basis points alone corresponding to the synergy gains recorded in 2Q11.

With this improvement in performance, the Company was able to report an increase of 300 basis points in the EBITDA margin, from 10% to 13% in the first six months of 2011, totaling an increase of 51.4%, equivalent to R$ 1.6 billion.

Breakdown of EBITDA

EBITDA - R$ Million	2Q11	2Q10	% CH.	1H11	1H10	% CH.

Net Income	498	171	190	881	233	279
Non Controlling Shareholders	1	(1)	-	5	(1)	-
Income Tax and Social Contribution	(42)	33	-	44	31	44
Net Financial	55	148	(63)	107	300	(64)
Equity Accounting and Other Operating Result	48	63	(24)	119	129	(8)
Depreciation and Amortization	225	199	13	445	367	21
= EBITDA	786	614	28	1,602	1,058	51

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Management Report / Comments on the Performance

*2Q09 unaudited proforma
2Q07 e 2Q08 does not include Sadia
2Q10 e 2Q11 includes Sadia.

Shareholders’ Equity – Shareholders’ Equity as at June 30 2011 was R$ 14.2 billion against R$ 13.6 billion on December 31 2010, a 4.3% increase and reflecting a 12.9% return on annualized investment.

Combination of the Businesses – The accounting and fiscal treatment given to the association agreement was measured in line with the prevailing practices with allocation either to fixed assets or long-term assets, under the “Intangible” item and to be subject to annual evaluation using the impairment test (non- recoverability).

IFRS – BRF has adapted its procedures in full for evaluation of balance sheet items, changes in requirements for disclosure of information, and analysis of the economic essence of the transition to IFRS rules, in accordance with Brazilian accounting pronouncements – CPCs.

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Management Report / Comments on the Performance

Performance	2Q11	2Q10	1H11	1H10

Share price - R$*	26.50	23.70	26.50	23.70
Traded Shares (Volume) - Millions	176.5	155.6	309.4	304.0
Performance	(14.0%)	(1.0%)	(3.1%)	4.5%
Bovespa Index	(9.0%)	(13.4%)	(10.0%)	(11.2%)
IGC (Brazil Corp. Gov. Index)	(6.0%)	(9.4%)	(7.1%)	(7.3%)
ISE (Corp. Sustainability Index)	(5.4%)	(6.8%)	(1.0%)	(6.2%)

Share price - US$*	17.33	13.26	17.33	13.26
Traded Shares (Volume) - Millions	142.7	74.9	231.4	139.9
Performance	(9.2%)	(3.5%)	2.7%	1.3%
Dow Jones Index	0.8%	(10.0%)	7.2%	(6.3%)

* Closing Price

Performance

The Company registered an annual daily financial volume on the BMF&Bovespa and the NYSE – New York Stock Exchange of US$ 91 million in the quarter and representing a 90% increase. Performance of the shares and the ADRs during the quarter was affected by the imminent announcement of CADE’s final decision on the merger. Nevertheless, the decline in share value in the first half was less than the Bovespa stock index, while the ADRs appreciated 2.7%.

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Management Report / Comments on the Performance

Share Performance

130
110
90
Jun-10
Jul-10
Aug-10
Sep-10
Oct-10
Nov-10
Dec-10
Jan-11
Feb-11
Mar-11
Apr-11
May-11
Jun-11
BRFS3
112
Ibovespa
102

ADR Performance

155
145
135
125
115
105
95
Jun-10
Jul-10
Aug-10
Sep-10
Oct-10
Nov-10
Dec-10
Jan-11
Feb-11
Mar-11
Apr-11
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ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Management Report / Comments on the Performance

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Management Report / Comments on the Performance

BRF has a labor force of more than one hundred thousand working in the productive and commercial units and corporate divisions. The Company seeks to provide the most appropriate and safe occupational conditions for its employees through Safety, Health and Environment Management programs (SSMA) and career development schemes. We are also constantly pursuing a process of improvements in the quality of life of people.

The Company structured and completed the implementation of the Attractiveness Project for retaining its labor force and improving the production indicators, focused on the regions where the Company's industrial units are located.

In 2Q11, BRF signed an agreement with a philanthropic entity based in the United Arab Emirates whereby Sadia will take part in a program which assists the access of children in developing countries to an elementary school education. This entity is directly linked to NGOs and UNICEF.

Stock Option Plan – Currently, the Company has 4,068,336 (four million, sixty-eight thousand, three hundred and thirty-six) stock options granted to 57 executives with a maximum exercising validity of five years as established in the Compensation Plan Regulations approved by the AGM/EGM of March 31 2010.

Added Value – R$ million

Added Value Distribution	1H11	1H10

Human Resources	1,762	1,518
Taxes	1,778	1,582
Interest	577	1,010
Interest on Equity	292	53
Retention	589	179
Non-controlling shareholders	5	(1)
Total	5,003	4,340

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Management Report / Comments on the Performance

Sustainability

Greenhouse Gas Emissions – In accordance with the criteria of the Brazilian GHG Protocol Program, developed by the World Resources Institute (WRI) in partnership with the World Business Council for Sustainable Development (WBSCD) it has been possible for BRF to evaluate the effects of its GEE. These are qualified as Gold Standard and considering scopes 1 and 2, total emissions from the domestic operations were calculated at 354.4 thousand TCO2e.

Consolidation of BRF’s Environment Policy: BRF and Sadia have consolidated and standardized environmental practices and procedures adopted over the past decades. The policy document contemplates guidelines for the improvement of processes, products and services for the preservation of environmental quality in line with the requirements of important domestic and international initiatives. It also reinforces the environmental management system as a strategic tool for the creation of sustainable development.

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Management Report / Comments on the Performance

Remuneration to Shareholders – On June 17, 2011, the Board of Directors approved shareholder remuneration of R$ 0.33591469 per share for payout on August 29, 2011 as interest on shareholders’ equity, with retention of Withholding Tax at source according to the current legislation and already allowing for the deduction of shares held as treasury stock. The shares began trading on an ex-interest on shareholders’ equity as from June 30, 2011.

Buyback of Shares – On May 30, 2011, the Company’s Board of Directors authorized a share buy-back program to run for ninety days for the acquisition of up to 4,068,336 common shares, all book entry and with no par value, corresponding to 0.466% of its capital, excluding shares held in treasury. The Program is designed to hold the shares as treasury stock to attend the eventual needs of the “Stock Option Plan” and the “Additional Stock Option Plan”, both approved by the Ordinary and Extraordinary Shareholders’ Meeting of March 31, 2010. It is incumbent on the Company’s Board of Executive Officers to decide the dates and the amount of shares to be effectively acquired within the valid limits and term authorized under the Program.

Rating – Fitch Ratings has assigned a BBB- rating to the Company with stable Outlook (investment grade). Standard & Poor´s has attributed a BB+ rating and Moody’s, (Ba1) with a positive Outlook.

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Management Report / Comments on the Performance

Management – At a Board Meeting held on July 28, 2011, Ely David Mizrahi and José Eduardo Cabral Mauro were appointed as members of the Board of Executive Officers, with a term of office to run to May 2013, as Vice President for Food Service and Vice President for the Domestic Market, respectively. These appointments were approved in the light of the final approval of the merger by the Administrative Council for Economic Defense (CADE) in the month of July 2011.

Novo Mercado - BRF signed up to the BM&FBovespa’s Novo Mercado on April 12, 2006 binding it to settle disputes through the Arbitration Panel according to the arbitration clause written into its bylaws and regulations.

Risk Management - BRF and its subsidiaries adopt a series of previously structured measures for maintaining the risks inherent to its businesses under rigorous control, details of which are shown in explanatory note 4 of the Financial Statements. Risks involving the markets in which the Company operates, sanitary controls, grains, nutritional safety and environmental protection, as well as internal controls and financial risks are all monitored.

Independent Audit – No disbursements of consultancy fees were made to the independent auditors during the period. The engagement of these services requires prior Board approval and adheres to the rules and restrictions established by the legislation, conditional on this not undermining the independence and objectivity of our auditors. The Company’s financial information shown herein is in accordance with accounting practices adopted in Brazil and is an integral part of the revised quarter information. Non-financial information as well as other operating information has not been subject to revise on the part of our independent auditors.

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Management Report / Comments on the Performance

Pursuant to CVM Instruction 480/09 at a meeting on August 11, 2011, the Board of Executive Officers declares it has discussed, reviewed and agreed both the opinions expressed in the report of the independent auditors and also the financial statements for the quarter ending on June 30 2011.

CADE – On July 13, 2011, the Administrative Council for Economic Defense –CADE approved the Association between BRF and Sadia S.A., conditional on compliance with the provisions contained in the Performance Agreement -TCD, which was also signed on the same date.

The measures established in the TCD are limited to Brazil only and the markets and/or categories of products specified therein. The Company and Sadia are free to operate in the export market as a whole, the domestic dairy products market and the domestic food service business as long as they do not violate TCD requirements and effectiveness. The documents with respect to this agreement are available in the website: www.brasilfoods.com/ir.

On the basis of an analysis of the results announced in 2010, the sale of assets and brands agreed with CADE represent revenues of R$ 1.7 billion and equivalent to volumes of 456 thousand tons of in-natura, elaborated and processed products as well as festive product lines and margarines. The suspension for a period on the commercialization of the Perdigão and Sadia categories and brands are equivalent to a further R$ 1.2 billion in revenue.

The Perdigão brand as well as all the rights associated to it, remains the property of BRF and is used normally in various processed food categories such as breaded items, hamburgers, bologna sausage, fresh sausage, frozen ready-to-eat meals (except lasagna), bacon, poultry festive products, in addition to the entire line of in natura products, among others. In 2010, the volume subject to TCD restrictions would have represented sales of about one third of all Perdigão branded products.

The Company will now work to conclude the integration of the two companies, thus creating the necessary conditions to make BRF a global leader in the food sector.

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Management Report / Comments on the Performance

BALANCE SHEET - R$ Million	06.30.2011	12.31.2010	% CH.

Assets	28,893	27,752	4.1
Current Assets	10,990	10,021	9.7
Cash and Cash Equivalents	1,974	2,311	(14.5)
Marketable Securities	1,860	1,032	80.1
Trade Accounts Receivable, Net	2,403	2,565	(6.3)
Inventories	2,407	2,136	12.7
Biological Assets	1,088	901	20.8
Recoverable Taxes	766	696	10.0
Other Financial Assets	121	99	22.9
Other Current Assets	371	282	31.7

Non-Current Assets	17,903	17,731	1.0
Deferred Income Tax	2,528	2,488	1.6
Recoverable Taxes	806	767	5.0
Biological Assets	377	378	(0.3)
Investments	13	17	(26.0)
Property, Plant and Equipment	9,169	9,067	1.1
Intangible Assets	4,236	4,247	(0.3)
Other Long Term Assets	774	767	1.0

Liabilities	28,893	27,752	4.1
Current Liabilities	6,392	5,686	12.4
Payroll And Related Charges	552	387	42.6
Trade Accounts Payable	2,082	2,059	1.1
Tax Payable	201	211	(4.8)
Short-Term Debt	2,589	2,228	16.2
Other Current Liabilities	796	736	8.1
Provisions	173	65	165.3

Não Circulante	8,283	8,429	(1.7)
Long-Term Debt	4,950	4,975	(0.5)
Other Noncurrent Liabilities	745	764	(2.4)
Deferred Income Tax	1,729	1,636	5.7
Provisions	859	1,054	(18.5)

Shareholders' Equity	14,218	13,637	4.3
Capital Stock Restated	12,460	12,460	-
Reserves/Accumulated Earnings	2,022	1,134	78.3
Other Results	(57)	35	-
Equity Adjustment	112	-	-
Interest on Equity	(292)	-	-
Treasury Shares	(38)	(1)	5,077.5
Non-Controlling Shareholders	11	8	49.8

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Management Report / Comments on the Performance

INCOME STATEMENT - R$ MILLION	2Q11	2Q10	% CH.	1H11	1H10	% CH.

Net Sales	6,294	5,532	14	12,315	10,579	16
Domestic Market	3,700	3,157	17	7,292	6,142	19
Exports	2,594	2,374	9	5,023	4,437	13
Cost of Sales	(4,734)	(4,181)	13	(9,208)	(8,104)	14
Gross Profit	1,561	1,350	16	3,106	2,475	26
Operating Expenses	(991)	(952)	4	(1,930)	(1,807)	7
Income Before Financial Results (EBIT)	569	398	43	1,176	668	76
Financial Expenses, Net	(55)	(148)	(63)	(107)	(300)	(64)
Other Operating Results/Equity Accounting	(57)	(46)	22	(138)	(105)	31
Income after Financial Expenses and Other	458	203	125	930	262	255
Income Tax and Social Contribution	42	(33)	-	(44)	(31)	44
Employees'/Manangement Profit Sharing	(1)	1	-	(5)	1	-
Net Income	498	171	190	881	233	279
Net Margin	7.9%	3.1%	480 bps	7.2%	2.2%	500 bps
EBITDA	786	614	28	1,602	1,058	51
EBITDA Margin	12.5%	11.1%	140 bps	13.0%	10.0%	300 bps

All forward-looking statements contained in this report regarding the Company’s business prospects, projected results and the potential growth of its businesses are mere forecasts based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change.

On July 13 2011, the plenary session of the Administrative Council for Economic Defense – CADE approved the Association between BRF and Sadia S.A., conditional on compliance with the provisions in the Performance Agreement – TCD signed between the parties. These documents can be accessed via the website: www.brasilfoods.com/ir.

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

1. COMPANY’S OPERATIONS

Founded in 1934, in the State of Santa Catarina, BRF – Brasil Foods S.A. (“BRF”) and its subsidiaries (collectively “Company”) is one of Brazil’s largest companies in the food industry. With a focus on raising, producing and slaughtering of poultry, pork and beef, processing and/or sale of fresh meat, processed products, milk and dairy products, pasta, frozen vegetables and soybean derivatives, among which the following are highlighted:

  Frozen whole chicken and chicken, turkey, pork and beef cuts;
  Ham products, sausages, bologna, frankfurters and other smoked products;
  Hamburgers, breaded meat products, kibes and meatballs;
  Lasagnas, pizzas, vegetables, cheese breads, pies and frozen pastries;
  Milk, dairy products and desserts;
  Juices, soy milk and soy juices;
  Margarine; and
  Soy meal and refined soy flour, as well as animal feed.

The Company's activities are segregated into two operating segments, domestic and foreign markets.

Currently, the Company operates 44 meat processing plants, 15 milk and dairy products processing plants, 3 margarine processing plants, 4 pasta processing plants, 1 dessert processing plant, and 1 soybean crushing plant, all of them located near to the Company’s raw material suppliers or to the main consumer centers. In the foreign market, the Company has subsidiaries in the United Kingdom, Italy, Austria, Hungary, Japan, The Netherlands, Russia, Singapore and United Arab Emirates, Portugal, France, Germany, Turkey, China, Cayman Islands, Venezuela, Uruguay, Chile and 1 cheese processing plant in Argentina.

The Company has an advanced distribution system and uses 38 distribution centers, delivering its products to supermarkets, retail stores, wholesalers, food service stores and other institutional customers of the domestic market and exporting to more than 145 countries.

The BRF has a large number of brands, the principal of which are: Batavo, Claybon, Chester®, Confiança, Delicata, Doriana, Elegê, Fazenda, Nabrasa, Perdigão, Perdix,Fiesta, Hot Pocket, Miss Daisy, Nuggets, Qualy, Rezende, Sadia, Speciale Sadia, Texas and Wilson, in addition to licensed brands such as Turma da Mônica.

The table below summarizes the direct and indirect ownership interests of the Company, as well as the activities in which these companies are engaged to:

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

1.1.Interest in subsidiaries

Subsidiary	Main activity	Country	06.30.11	12.31.10
PSA Laboratório Veterinário Ltda.	Veterinary activities	Brazil	88.00%	88.00%
Sino dos Alpes Alimentos Ltda.	Industrialization and commercializations of products	Brazil	99.99%	99.99%
PDF Participações Ltda.	Holding	Brazil	1.00%	1.00%
Sino dos Alpes Alimentos Ltda.	Industrialization and commercializations of products	Brazil	0.01%	0.01%
Vip S.A. Emp. Part. Imobiliárias	Commercialization of owned real estate	Brazil	65.49%	65.49%
Estab. Levino Zaccardi y Cia. S.A.	Processing of dairy products	Argentina	10.00%	10.00%
Avipal S.A. Construtora e Incorporadora (a)	Construction and real estate marketing	Brazil	100.00%	100.00%
Avipal Centro-oeste S.A. (a)	Industrialization and commercializations of milk	Brazil	100.00%	100.00%
Estab. Levino Zaccardi y Cia. S.A.	Processing of dairy products	Argentina	90.00%	90.00%
UP! Alimentos Ltda.	Industrialization and commercializations of products	Brazil	50.00%	50.00%
Perdigão Trading S.A. (a)	Holding	Brazil	100.00%	100.00%
PSA Laboratório Veterinário Ltda	Veterinary activities	Brazil	12.00%	12.00%
PDF Participações Ltda.	Holding	Brazil	99.00%	99.00%
Perdigão Export Ltd. (a)	Import and export of products	Cayman Island	100.00%	100.00%
Crossban Holdings GmbH	Holding	Austria	100.00%	100.00%
Perdigão Europe Ltd.	Import and export of products	Portugal	100.00%	100.00%
Perdigão International Ltd.	Import and export of products	Cayman Island	100.00%	100.00%
BFF International Ltd	Unrestricted activities	Cayman Island	100.00%	100.00%
Highline International (a)	Unrestricted activities	Cayman Island	100.00%	100.00%
Perdigão UK Ltd	Marketing and logistics services	United Kingdom	100.00%	100.00%
Plusfood Germany GmbH	Import and export of products	Germany	100.00%	100.00%
Perdigão France SARL	Import and export of products	France	100.00%	100.00%
Plusfood Holland B.V.	Administrative services	The Netherlands	100.00%	100.00%
Plusfood Groep B.V.	Holding	The Netherlands	100.00%	100.00%
Plusfood B.V.	Import and export of products	The Netherlands	100.00%	100.00%
Plusfood Wrexham	Import and export of products	United Kingdom	100.00%	100.00%
Plusfood Finance UK Ltd.	Financial fund-raising	United Kingdom	100.00%	100.00%
Plusfood Iberia SL	Distribuition of food products	Spain	100.00%	100.00%
Plusfood Italy SRL	Import and export of products	Italy	67.00%	67.00%
BRF Brasil Foods Japan KK	Import and export of products	Japan	100.00%	100.00%
Brasil Foods PTE Ltd.	Marketing and logistics services	Singapore	100.00%	100.00%
Plusfood Hungary Trade and Service LLC	Import and export of products	Hungary	100.00%	100.00%
Plusfood UK Ltd.	Marketing and logistics services	United Kingdom	100.00%	100.00%
Acheron Beteiligung-sverwaltung GmbH (b)	Holding	Austria	100.00%	100.00%
Xamol Consul. Serv. Ltda (a)	Import and export of products	Portugal	100.00%	100.00%
BRF Brasil Foods Africa Ltd. (c)	Import and export of products	South Africa	100.00%	-
Sadia S.A.	Industralization and commercialization of products	Brazil	100.00%	100.00%
Sadia International Ltd.	Import and export of products	Cayman Island	100.00%	100.00%
Sadia Uruguay S.A.	Import and export of products	Uruguay	100.00%	100.00%
Sadia Alimentos S.A.	Import and export of products	Argentina	5.00%	5.00%
Sadia Chile S.A.	Import and export of products	Chile	60.00%	60.00%
Sadia Alimentos S.A.	Import and export of products	Argentina	95.00%	95.00%
Sadia U.K. Ltd.	Commercialization of real estate and others	United Kingdom	100.00%	100.00%
Concórdia Foods Ltd.	Commercialization of real estate and others	United Kingdom	100.00%	100.00%
Vip S.A. Emp. Part. Imobiliárias	Commercialization of owned real estate	Brazil	34.51%	34.51%
Estelar Participações Ltda. (a)	Holding	Brazil	99.90%	99.90%
Sadia Industrial Ltda.	Industrialization and commercialization of commodities	Brazil	99.90%	99.90%
Estelar Participações Ltda. (a)	Holding	Brazil	0.10%	0.10%
Sadia Overseas Ltd.	Financial fund-raising	Cayman Island	100.00%	100.00%
Sadia GmbH	Holding	Austria	100.00%	100.00%
Wellax Food Logistics C.P.A.S.U. Lda	Import and export of products	Portugal	100.00%	100.00%
Sadia Foods GmbH	Import and export of products	Germany	100.00%	100.00%
BRF Foods Limited Liability Company	Import and export of products	Russia	10.00%	10.00%
Qualy B.V. (b)	Import and export of products	The Netherlands	100.00%	100.00%
Sadia Japan KK	Import and export of products	Japan	100.00%	100.00%
Badi Ltd.	Import and export of products	Arab Emirates	100.00%	100.00%
Al-Wafi	Import and export of products	Saudi Arabia	75.00%	75.00%
BRF Foods Limited Liability Company	Import and export of products	Russia	90.00%	90.00%
Baumhardt Comércio e Participações Ltda.	Consulting	Brazil	73.94%	73.94%
Excelsior Alimentos S.A.	Slaughterhouse for pork	Brazil	25.10%	25.10%
Excelsior Alimentos S.A.	Slaughterhouse for pork	Brazil	46.01%	46.01%
K&S Alimentos S.A.	Industrialization and commercialization of products	Brazil	49.00%	49.00%

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(a) Dormant subsidiaries.

(b) The wholly-owned subsidiary Acheron Beteiligung-sverwaltung GmbH owns 100 direct subsidiaries in Madeira Island, Portugal, with an investment of R$1,228 (R$616 on December 31, 2010), and the wholly-owned subsidiary Qualy B.V. owns 48 subsidiaries in the Netherlands, and the amount of this investment, as of June 30, 2011 , is represented by a net capital deficiency of R$10,107 (R$8,913 on December 31, 2010), the purpose of these two subsidiaries is to operate in the European market to increase the Company’s market share, which is regulated by a system of poultry and turkey import quotas.

(c) In April 2011, constitution of the wholly-owned subsidiary BRF Brasil Foods Africa Ltd, in South Africa.

On July 13, 2011, according to the relevant fact published, the Administrative Council for Economic Defense ("CADE") approved the association between the BRF and Sadia, conditional upon to compliance with provisions contained in a Statement of Commitment Performance ("TCD") agreed on between Companies and CADE (note 36).

Sadia’s financial statements are being consolidated since business combination date occurred on July 08, 2009. With the approval by CADE the Transaction Reversibility Preservation Agreement ("APRO") no longer exists and thus, the BRF can integrate operations between Sadia and Perdigão.

The quarterly information for the six month period ended on June 30, 2011, do not reflect the impacts arising from the facts mentioned above due to there is no existing condition which requires any records at this data base.

1.2.Seasonality

The Company does not operate with any significant seasonality impact through the fiscal year. In general, during the fourth quarter the demand in the domestic market is slightly stronger than in the other quarters, mainly due to the year-end celebration such as Christmas and New Years Eve. The most sold products are: turkey, Chester® and ham.

2. MANAGEMENT’S STATEMENT AND BASIS OF PREPARATION AND PRESENTATION OF THE QUARTERLY FINANCIAL INFORMATION

The Company’s consolidated quarterly financial information are in accordance with the accounting practices adopted in Brazil which comprise the rules issued by the Brazilian Securities Commission (“CVM”) and the pronouncements and interpretations of the Brazilian Accounting Pronouncements Committee (“CPC”), which are in conformity with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

The Company’s individual quarterly financial information has been prepared in accordance with the accounting practices adopted in Brazil and for presentation purposes, are identified as (“BR GAAP”). Such quarterly financial information differs

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

from IFRS in relation to the evaluation of investments in associates and joint ventures, which were measured and recorded based on the equity accounting method rather than at cost or fair value, as is required by IFRSs.

The Company’s individual and consolidated quarterly financial information, are expressed in thousands of Brazilian Reais, as well as, the amount of other currencies disclosed in the quarterly financial information, when applicable, were also expressed in thousands.

The preparation of the Company’s quarterly financial information requires Management to make judgments, use estimates and adopt assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, as well as the disclosures of contingent liabilities, as of the reporting date. However, the uncertainty inherent to these judgments, assumptions and estimates could lead to results requiring a material adjustment to carrying amount of the affected asset or liability in future periods.

The settlement of the transactions involving these estimates can result in amounts that significantly different from those recorded in the quarterly financial information due to the lack of precision inherent to the estimation process. The Company reviews its judgments, estimates and assumptions on a quarterly basis.

The individual and consolidated quarterly financial information was prepared based on the historical cost except for the following material items recognized in the balance sheet:

  derivative financial instruments measured at fair value;

  derivative financial instruments measured at fair value through the statement of income;

  financial assets available for sale measured at fair value; and

  assets and liabilities of acquired companies from January 1, 2009 recorded initially at fair value.

3. SUMMARY OF ACCOUNTING PRACTICES

The quarterly financial information was prepared according to CVM Deliberation No. 581/09, which establishes the minimum content of interim financial statements and the principles for measurement and recognition of full set or condensed financial statements for an interim period.

The interim financial statements, in this case denominated as quarterly financial information, is aiming to provide updated information based on the last annual

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

financial statements disclosed. Therefore, the quarterly financial information is focused on new activities, events and circumstances and do not duplicate the information previously disclosed, except in the case where Management judged that the maintenance of the information was relevant.

The current quarterly financial information was consistently prepared based on the accounting policies and estimates calculation methodology adopted in the preparation of the annual financial statements for the year ended December 31, 2010 (note 4). There were no changes of any nature related to such policies and estimates calculation methodology. As allowed by CVM Deliberation No. 581/09, Management decided not to disclose again the details of the accounting policies adopted by the Company, hence, it is necessary the reading of the quarterly financial information together with the annual financial statements for the year ended December 31, 2010, in order to allow the quarterly financial information users to enlarge their understanding regarding the Company’s capacity of profit and future cash flows generation as well as its financial conditions and liquidity.

4. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

4.1.Overview

In the normal course of its business, the Company is exposed to market risks related mainly to the fluctuation of interest rates, foreign exchange rates and commodity prices. The Company utilizes hedging instruments to mitigate its exposure to these risks, based on a Financial Risk Management Policy (“Risk Policy”) under the management of the Financial Risk Management Committee, Board of Executive Officers and Board of Directors.

The Company has policies and procedures to manage such exposures and can use hedging instruments, provided they are approved by the Board of Directors, in order to reduce the impacts of these risks.

The Policy does not authorize the Company to contract leveraged transactions in derivative markets, and determines that individual hedge operations (notional) must be limited to 2.5% of the Company’s shareholders’ equity.

Considering the objective of hedging transactions to mitigate the risks and the uncertainties to which the Company is exposed, the results obtained in the six period ended on June 30, 2011 met the established objectives.

In the annual financial statements for the year ended December 31, 2010, Management provided the details about the workflow of the Risk Policy (note 5), which has not been changed during the six month period ended June 30, 2011, and therefore, in the quarterly financial information and, therefore, only the balance sheet and statement of income figures of the financial instruments hired are presented.

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

4.2.Interest rate risk management

The interest rate risk is the risk of the Company suffering economic losses due to adverse changes in the interest rates.

The Company’s Risk Policy does not restrict exposure to the different interest rates and does not establish limits between fixed and floating rates either.

The Company’s indebtedness is essentially tied to the London Interbank Offered Rate (“LIBOR”), fixed coupon (Brazilian Reais e U.S. Dollars), Long Term Interest Rate (“TJLP”) and Brazilian National Development Bank Monetary Unit (“UMBNDES”) rates. In the event of adverse changes in the market that result in LIBOR hikes, the cost of the floating indebtedness rises and on the other hand, the cost of the fixed indebtedness decreases in relative terms. The same consideration is applicable to the TJLP.

Regarding to the Company's marketable securities investments, the main index is the Interbank Deposit Certificate (“CDI”) for investments in the domestic market and fixed coupon for investments in the foreign market.

The results obtained in relation to the objectives proposed by the Company concerning exposure to interest rates were attained in the six month period ended on June 30, 2011.

4.3.Foreign exchange risk management

Foreign exchange risk is the risk of fluctuations of foreign currency exchange rates causing the Company to incur unexpected losses, leading to a reduction of the values of assets or an increase of the amounts of obligations. The main exposures, to which the Company is subject, as regards foreign exchange variations, refer to the fluctuation of the U.S. Dollar (“US$” or “USD”) and also of the Euro and of the British Pound in relation to the Brazilian Real.

4.3.1. Breakdown of the balances of exposure in foreign currency

Assets and liabilities in foreign currency impact on the financial results are shown as follows:

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	06.30.11	12.31.10	06.30.11	12.31.10
Cash and cash equivalents and marketable securities	42,131	166,691	2,239,162	2,493,006
Trade accounts receivable - third parties	91,526	65,869	1,083,052	951,041
Accounts receivable from subsidiaries	226,665	186,752	-	-
Dollar futures agreements	157,101	121,336	157,101	121,336
Inventory	4,764	3,526	79,366	100,912
Forward contracts (NDF) (a)	-	-	-	(241,738)
Exchange rate contracts (SWAP)	(243,755)	-	(243,755)	-
Loans and financing	(907,533)	(863,737)	(4,076,417)	(4,016,076)
Pre-payment exports designated as hedge accounting	696,796	803,955	696,796	803,955
Trade accounts payable	(29,393)	(37,704)	(133,651)	(105,817)
Advance pre-payment from subsidiaries	(992,076)	(560,695)	-	-
Other operating assets and liabilities, net	1,404	1,433	56,016	35,093
	(952,370)	(112,574)	(142,330)	141,712

Foreign exchange exposure in US$	(610,063)	(67,563)	(91,173)	85,051

(a) Offshore non-deliverable forwards (“NDFs”) not designated as hedge accounting, impacting financial result and not shareholders' equity.

The Company's total foreign exchange exposure is US$91,173 and is within the limit established by the Risk Policy.

4.3.2. Breakdown of the balances of derivative financial instruments

The consolidated positions of outstanding derivatives on June 30, 2011 and December 31, 2010 are as follows:

BR GAAP and IFRS
Consolidated 06.30.2011
	Subject to				Reference value	Market value
Instrument	hedge	Maturity	Receivable	Payable	(notional)	(1)
NDF	Exchange rate	07/2011 to 05/2012	R$ (Pré of 9.89%)	US$	975,688	77,987
NDF	Exchange rate	07/2011 to 05/2012	R$ (Pré of 8.62%)	EUR	451,073	22,951
NDF	Exchange rate	07/2011 to 04/2012	R$ (Pré of 9.10%)	GBP	91,527	10,274
NDF	Exchange rate	09/2011	US$ (Pré of 0.16%)	EUR	R113,335	(1,372)
Swap	Exchange rate	07/2013	US$ + 7%	R$ (76% from CDI)	56,112	(1,913)
Swap	Exchange rate	07/2011 to 12/2013	US$ + LIBOR 3M + 3.83%	R$ (97.50% from	330,750	(36,418)
Swap	Interest rate	08/2011 to 08/2013	US$ + LIBOR 3M + 1.43%	US$ + 3.92%	312,220	(5,549)
Swap	Interest rate	05/2012	US$ + LIBOR 3M + 3.85%	US$ + 5.78%	46,833	(625)
Swap	Interest rate	07/2011 to 02/2019	US$ + LIBOR 6M + 1.69%	US$ + 4.75%	987,507	(35,593)
Swap	Interest rate	11/2012	US$ + LIBOR 12M + 0.71%	US$ + 3.70%	156,110	(6,691)
Swap	Exchange rate	09/2011	US$ + 5.93%	R$ (100% from CDI)	79,235	(1,714)
Swap	Exchange rate	03/2014	R$ (Pré of 9.75%)	US$ + 1.58%	322,990	8,981
Options	Live cattle	07/2011 to 11/2011	R$	R$	167,866	(44)
NDF	Live cattle	07/2011 to 11/2011	R$	R$	17,378	(275)
Future contract	Exchange rate	08/2011	US$	R$	157,101	(1,240)
Future contract	Live cattle	10/2011	R$	R$	26,124	(24)
					4,291,849	28,735

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

BR GAAP and IFRS
Consolidated 12.31.2010
	Subject to				Reference value	Market value
Instrument	hedge	Maturity	Receivable	Payable	(notional)	(1)
NDF	Exchange rate	01/2011 to 11/2011	R$ (Pré of 9.66%)	US$	716,466	54,541
NDF	Exchange rate	01/2011 to 11/2011	R$ (Pré of 9.49%)	EUR	416,636	22,974
NDF	Exchange rate	01/2011 to 11/2011	R$ (Pré of 9.40%)	GBP	112,561	7,862
NDF	Exchange rate	01/2011 to 06/2011	R$ (Pré of 8.21%)	US$	241,738	11,149
NDF	Exchange rate	03/2011	US$ (Pré of 0.23%)	EUR	100,260	(1,677)
Swap	Exchange rate	07/2013	US$ + 7%	R$ (76% from CDI)	56,112	(756)
Swap	Exchange rate	01/2011 to 12/2013	US$ + LIBOR 3M + 3.83%	R$ (97.50% from	330,750	(42,793)
Swap	Interest rate	01/2010 to 08/2013	US$ + LIBOR 3M + 0.25%	US$ +2.37%	172,230	(3,951)
Swap	Interest rate	05/2012	US$ + LIBOR 3M + 3.85%	US$ + 5.78%	62,787	(886)
Swap	Interest rate	01/2011 to 08/2013	US$ + LIBOR 6M + 0.80%	US$ + 3.77%	838,762	(23,780)
Swap	Interest rate	11/2012	US$ + LIBOR 12M + 0.71%	US$ + 3.70%	198,025	(6,974)
Options	Exchange rate	01 e 02/2011	R$	US$	85,461	2,068
Options	Live cattle	08 to 11/2011	R$	R$	44,039	(225)
Future contract	Exchange rate	02/2011	US$	R$	121,336	(1,104)
Future contract	Live cattle	01 to 10/2011	R$	R$	4,422	(17)
					3,501,584	16,432

(1) The market value determination method used by the Company consists of calculating the future value based on the contracted conditions and determining the present value based on market curves, extracted from the database of Bloomberg and BM&F.

Management understands that the results obtained with these derivative operations are in full compliance with the Risk Policy adopted by the Company.

4.4.Breakdown of the balances of financial instruments designated for cash flow hedge accounting and export revenues

4.4.1. Interest rate swap

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

BR GAAP and IFRS
Parent company and Consolidated
06.30.11
Assets	Liabilities		Maturity	Balance	Balance
(Hedged object)	(Protected risk)	Notional	date	(contract curve)	(MTM)
LIBOR 6M + 1.75% p.a.	4.22% p.a.	US$39,000	07/25/12	(525)	(1,169)
LIBOR 6M	4.06% p.a.	US$53,571	07/22/13	(1,237)	(4,276)
LIBOR 6M + 0.80% p.a.	4.31% p.a.	US$30,000	08/23/13	(452)	(1,987)
LIBOR 6M + 0.80% p.a.	4.36% p.a.	US$20,000	07/19/13	(407)	(1,367)
LIBOR 3M + 0.50% p.a.	3.96% p.a.	US$10,000	08/20/12	(58)	(548)
LIBOR 3M + 0.50% p.a.	3.96% p.a.	US$20,000	08/15/12	(128)	(1,096)
LIBOR 3M + 0.50% p.a.	3.96% p.a.	US$20,000	08/10/12	(144)	(1,100)
LIBOR 6M	3.82% p.a.	US$16,000	03/20/13	(238)	(1,001)
LIBOR 6M	3.79% p.a.	US$24,000	02/13/13	(439)	(1,476)
LIBOR 6M + 1.65% p.a.	4.15% p.a.	US$20,000	05/10/13	(76)	(713)
LIBOR 6M + 0.60% p.a.	2.98% p.a.	US$50,000	12/19/12	(684)	(2,604)
LIBOR 6M + 0.60% p.a.	2.99% p.a.	US$50,000	11/26/12	(48)	(1,896)
LIBOR 6M + 1.55% p.a.	3.55% p.a.	US$30,000	07/02/12	(359)	(688)
LIBOR 12M + 0.71% p.a.	3.57% p.a.	US$50,000	11/19/12	(954)	(3,151)
LIBOR 12M + 0.71% p.a.	3.82% p.a.	US$50,000	11/26/12	(1,041)	(3,540)
LIBOR 3M + 0.50% p.a.	0.77% p.a.	US$50,000	08/03/12	(56)	(95)
LIBOR 6M + 2.82% p.a.	5.86% p.a.	US$100,000	01/22/18	-	(5,294)
LIBOR 3M + 2.60% p.a.	5.47% p.a.	US$100,000	06/18/18	(239)	(2,711)
LIBOR 6M + 2.70% p.a.	5.90% p.a.	US$100,000	02/01/19	(1,271)	(6,671)
LIBOR 6M + 2.70% p.a.	5.88% p.a.	US$100,000	02/01/19	(1,262)	(6,451)
7% p.a.	76% CDI	US$35,000	07/15/13	(381)	(1,913)
Libor 3M + 2.50% p.a.	92.5% CDI	US$50,000	10/01/13	(1,884)	(10,736)
Libor 3M + 4.50% p.a.	100% CDI	US$100,000	12/23/13	(304)	(25,682)
				(12,187)	(86,165)

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

4.4.2. Non-deliverable forwards - NDF

BR GAAP and IFRS
Consolidated
06.30.11
NDF	R$ x USD				R$ x EUR				R$ x GBP
Maturities	Curve	MTM	Notional	Average USD	Curve	MTM	Notional	Average EUR	Curve	MTM	Notional	Average GBP
July 2011	17,031	17,149	120,000	1.7081	4,510	4,614	25,000	2.4553	2,047	2,058	6,000	2.8567
August 2011	10,908	11,066	75,000	1.7237	3,667	3,882	27,000	2.4276	1,594	1,615	5,500	2.8239
September 2011	8,755	8,816	60,000	1.7369	2,942	3,102	25,000	2.4229	1,507	1,538	5,000	2.8589
October 2011	10,270	10,376	75,000	1.7394	3,139	3,412	22,000	2.4684	1,446	1,459	4,500	2.8965
November 2011	9,093	9,373	70,000	1.7469	1,706	1,991	19,000	2.4308	1,130	1,155	4,000	2.8790
December 2011	2,748	2,931	25,000	1.7421	608	768	15,000	2.3907	692	706	3,500	2.8045
January 2012	6,805	7,161	55,000	1.7700	1,405	1,534	17,000	2.4468	734	776	3,000	2.8854
February 2012	5,391	5,844	50,000	1.7692	1,368	1,477	16,000	2.4666	525	562	2,000	2.9307
March 2012	1,638	1,779	25,000	1.7325	753	687	16,000	2.4261	202	174	1,500	2.7717
April 2012	1,681	1,859	35,000	1.7254	1,188	1,151	11,000	2.5073	220	231	1,500	2.8307
May 2012	1,194	1,633	35,000	1.7313	261	333	6,000	2.4621	-	-	-	-
	75,514	77,987	625,000	1.7387	21,547	22,951	199,000	2.4459	10,097	10,274	36,500	2.8563

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

4.4.3. Pre-payment exports - PPEs

As authorized by CVM Deliberation No. 604/09, the Company uses the exchange rates variation of pre-export finance facilities contracts as a hedge instrument with the objective to protect the exchange rate risk applied to highly probable future sales in foreign currency.

The position of the pre-export facilities designated as hedge accounting as of June 30, 2011, are as follows:

BR GAAP and IFRS
Consolidated
06.30.11
		Type of risk		Notional
Hedge Instrument	Subject to hedge	hedged	Maturity	(US$)	MTM
PPEs	Foreign Market Sales	US$ (E.R.)	07/2011 to 08/2013	446,349	696,796

4.5.Gains and losses of hedging derivative financial instruments

The amounts of realized and unrealized gains and losses of financial instruments recorded in for the six month period ended June 30, 2011 affected the Company’s net income in the accounts of financial income or expenses as well as shareholders’ equity, as shown below:

	BR GAAP
	Parent company
	Shareholders' equity		Statement of income
	06.30.11	12.31.10	06.30.11	06.30.10
Derivatives intended for protection
Exchange risks	75,450	46,024	(2,569)	-
Interest rate risk	(38,216)	(28,829)	(7,085)	(1,042)
	37,234	17,195	(9,654)	(1,042)
Derivatives intended for financial results
Interest rate risk	-	-	(625)	-
Exchange risks	-	-	6,028	(973)
Live cattle market risk	-	-	(344)	(5)
	-	-	5,059	(978)
	37,234	17,195	(4,595)	(2,020)

	BR GAAP and IFRS
	Consolidated
	Shareholders' equity		Statement of income
	06.30.11	12.31.10	06.30.11	06.30.10
Derivatives intended for protection
Exchange risks	75,450	46,024	(2,569)	-
Interest rate risk	(38,216)	(28,829)	(9,617)	(1,042)
	37,234	17,195	(12,186)	(1,042)

Derivatives intended for financial results
Interest rate risk	-	-	(625)	-
Exchange risks	-	-	4,655	(191)
Live cattle market risk	-	-	(344)	(5)
	-	-	3,686	(196)
	37,234	17,195	(8,500)	(1,238)

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

4.5.1. Breakdown by category of the balances of financial instruments –except derivatives:

	BR GAAP
	Parent company 06.30.11
	Loans and	Available for	Trading	Held to	Financial
	receivables	sale	securities	maturity	liabilities	Total
Assets
Amortized cost
Marketable securities	-	-	-	27	-	27
Trade accounts receivable	1,076,403	-	-	-	-	1,076,403
Credit notes	113,290	-	-	-	-	113,290
Fair value
Marketable securities	-	1,656	1,168,810	-	-	1,170,466
Liabilities
Amortized cost
Trade accounts payable	-	-	-	-	(1,037,394)	(1,037,394)
Loans and financing
Local currency	-	-	-	-	(1,709,374)	(1,709,374)
Foreign currency	-	-	-	-	(907,533)	(907,533)
	1,189,693	1,656	1,168,810	27	(3,654,301)	(1,294,115)

	BR GAAP
	Parent company 12.31.10
	Loans and	Available for	Trading		Financial
	receivables	sale	securities	Held to maturity	liabilities	Total
Assets
Amortized cost
Marketable securities	-	-	-	27	-	27
Trade accounts receivable	1,093,893	-	-	-	-	1,093,893
Credit notes	122,651	-	-	-	-	122,651
Fair value
Marketable securities	-	1,679	620,424	-	-	622,103
Liabilities
Amortized cost
Trade accounts payable	-	-	-	-	(1,098,375)	(1,098,375)
Loans and financing
Local currency	-	-	-	-	(1,364,658)	(1,364,658)
Foreign currency	-	-	-	-	(863,737)	(863,737)
	1,216,544	1,679	620,424	27	(3,326,770)	(1,488,096)

	BR GAAP and IFRS
	Consolidated 06.30.11
	Loans and	Available for	Trading	Held to	Financial
	receivables	sale	securities	maturity	liabilities	Total
Assets
Amortized cost
Marketable securities	-	-	-	223,325	-	223,325
Trade accounts receivable	2,408,426	-	-	-	-	2,408,426
Credit notes	228,291	-	-	-	-	228,291
Fair value
Marketable securities	-	621,871	1,185,830	-	-	1,807,701
Liabilities
Amortized cost
Trade accounts payable	-	-	-	-	(2,082,125)	(2,082,125)
Loans and financing
Local currency	-	-	-	-	(3,462,232)	(3,462,232)
Foreign currency	-	-	-	-	(4,076,417)	(4,076,417)
	2,636,717	621,871	1,185,830	223,325	(9,620,774)	(4,953,031)

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP and IFRS
	Consolidated 12.31.10
	Loans and	Available for	Trading		Financial
	receivables	sale	securities	Held to maturity	liabilities	Total
Assets
Amortized cost
Marketable securities	-	-	-	227,691	-	227,691
Trade accounts receivable	2,571,979	-	-	-	-	2,571,979
Credit notes	134,803	-	-	-	-	134,803
Fair value
Marketable securities	-	390,256	623,512	-	-	1,013,768
Liabilities
Amortized cost
Trade accounts payable	-	-	-	-	(2,059,196)	(2,059,196)
Loans and financing
Local currency	-	-	-	-	(3,216,073)	(3,216,073)
Foreign currency	-	-	-	-	(3,986,866)	(3,986,866)
	2,706,782	390,256	623,512	227,691	(9,262,135)	(5,313,894)

4.6.Determination of the fair value of financial instruments

The Company discloses its financial assets and liabilities at fair value, based on the pertinent accounting pronouncements that define fair value, which refers to concepts of valuation and practices, and requires certain disclosures on the fair value.

Regarding to fair value disclosures, the Company applies the hierarchy requirements of CVM Deliberation No. 604/09, which were fully disclosed in the annual financial statements for the year ended December 31, 2010 (note 5.6), which have not been changed in the six month period ended June 30, 2011.

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

4.6.1. Comparison between book value and fair value of financial instruments

The comparison between book value and fair value of financial instruments is presented below:

	BR GAAP
	Parent company
	06.30.11		12.31.10
	Book	Fair	Book	Fair
	value	value	value	value
Cash and cash equivalents	93,887	93,887	211,159	211,159
Marketable securities:
Available for sale	1,656	1,656	1,679	1,679
Trading securities	1,168,810	1,168,810	620,424	620,424
Held to maturity	27	27	27	27
Trade accounts receivable, net	1,076,403	1,076,403	1,093,893	1,093,893
Notes receivable	113,290	113,290	122,651	122,651
Short and long term debt	(2,616,907)	(2,616,907)	(2,228,395)	(2,228,395)
Trade accounts payable	(1,037,394)	(1,037,394)	(1,098,375)	(1,098,375)
Other financial assets	121,202	121,202	87,447	87,447
Other financial liabilities	(77,972)	(77,972)	(80,488)	(80,488)
	(1,156,998)	(1,156,998)	(1,269,978)	(1,269,978)

	BR GAAP
	Consolidated
	06.30.11		12.31.10
	Book	Fair	Book	Fair
	value	value	value	value
Cash and cash equivalents	1,974,461	1,974,461	2,310,643	2,310,643
Marketable securities:
Available for sale	621,871	621,871	390,256	390,256
Trading securities	1,185,830	1,185,830	623,512	623,512
Held to maturity	223,325	229,210	227,691	236,067
Trade accounts receivable, net	2,408,426	2,408,426	2,571,979	2,571,979
Notes receivable	228,291	228,291	134,803	134,803
Short and long term debt	(7,538,649)	(7,648,414)	(7,202,939)	(7,327,400)
Trade accounts payable	(2,082,125)	(2,082,125)	(2,059,196)	(2,059,196)
Other financial assets	121,202	121,202	98,596	98,596
Other financial liabilities	(92,467)	(92,467)	(82,164)	(82,164)
	(2,949,835)	(3,053,715)	(2,986,819)	(3,102,904)

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

4.6.2. Fair value valuation hierarchy

The table below presents the financial assets and liabilities of the parent company and of the consolidated balance sheet, and the general classification of these instruments according with to valuation hierarchy.

	BR GAAP
	Parent company
	06.30.11
	Level 1	Level 2	Level 3	Total
Assets
Financial assets
Available for sale:
Shares	1,656	-	-	1,656
Held for trading:
Bank deposit certificates	-	774,883	-	774,883
Financial treasury bills	393,927	-	-	393,927
Other financial assets:
Derivatives designed as hedge	-	111,212	-	111,212
Derivatives not designated as hedge	-	9,990	-	9,990
	395,583	896,085	-	1,291,668
Liabilities
Financial liabilities
Other financial liabilities
Derivatives designed as hedge	-	(73,042)	-	(73,042)
Derivatives not designated as hedge	-	(4,930)	-	(4,930)
	-	(77,972)	-	(77,972)

	BR GAAP
	Parent company
	12.31.10
	Level 1	Level 2	Level 3	Total
Assets
Financial assets
Available for sale:
Shares	1,679	-	-	1,679
Held for trading:
Bank deposit certificates	-	557,455	-	557,455
Financial treasury bills	62,969	-	-	62,969
Other financial assets:
Derivatives designed as hedge	-	87,445	-	87,445
Derivatives not designated as hedge	-	2	-	2
	64,648	644,902	-	709,550
Liabilities
Financial liabilities
Other financial liabilities
Derivatives designed as hedge	-	(78,254)	-	(78,254)
Derivatives not designated as hedge	-	(2,234)	-	(2,234)
	-	(80,488)	-	(80,488)

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP and IFRS
	Consolidated
	06.30.11
	Level 1	Level 2	Level 3	Total
Assets
Financial Assets
Available for sale:
Purchase and sale commitments	-	257,599	-	257,599
Bank deposit certificates	-	128,690	-	128,690
Credit linked notes	-	119,056	-	119,056
Brazilian foreign debt securities	56,431	-	-	56,431
Financial treasury bills	55,865	-	-	55,865
Exclusive investment funds	-	1,507	-	1,507
Investment funds	1,067	-	-	1,067
Shares	1,656	-	-	1,656
Held for trading:
Bank deposit dertificates	-	791,903	-	791,903
Financial treasury bills	393,927	-	-	393,927
Other financial assets
Derivatives designated as hedge	-	111,212	-	111,212
Derivatives not designated as hedge	-	9,990	-	9,990
	508,946	1,419,957	-	1,928,903
Liabilities
Financial liabilities
Other financial liabilities:
Derivatives designated as hedge	-	(86,165)	-	(86,165)
Derivatives not designated as hedge	-	(6,302)	-	(6,302)
	-	(92,467)	-	(92,467)
	BR GAAP and IFRS
	Consolidated
	12.31.10
	Level 1	Level 2	Level 3	Total
Assets
Financial Assets
Available for sale:
Purchase and sale commitments	-	129,158	-	129,158
Bank deposit certificates	-	74,792	-	74,792
Brazilian foreign debt securities	61,287	-	-	61,287
Financial treasury bills	52,938	-	-	52,938
Exclusive investment funds	-	45,723	-	45,723
Investment funds	24,679	-	-	24,679
Shares	1,679	-	-	1,679
Held for trading
Bank deposit certificates	-	560,543	-	560,543
Financial treasury bills	62,969	-	-	62,969
Other financial assets
Derivatives designated as hedge	-	87,445	-	87,445
Derivatives not designated as hedge	-	11,151	-	11,151
	203,552	908,812	-	1,112,364
Liabilities
Financial liabilities
Other financial liabilities
Derivatives designated as hedge	-	(78,254)	-	(78,254)
Derivatives not designated as hedge	-	(3,910)	-	(3,910)
	-	(82,164)	-	(82,164)

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

4.7.Credit management

The Company is potentially subject to the credit risk related to trade accounts receivable, financial investments and derivative contracts. The Company limits its risk associated with these financial instruments, allocating them to financial institutions selected by the criteria of rating and percentage of maximum concentration by counterparties.

The credit risk concentration of accounts receivable is minimized due to the diversification of the customer portfolio and concession of credit to customers with sound financial and operational conditions. The Company does not normally require collateral for credit sales, yet it has a contracted credit insurance policy for specific markets.

On June 30, 2011, the Company maintained financial investments above R$10,000 at the following financial institutions: Santander, Itaú Unibanco, Banco do Brasil, Bradesco, Votorantim, Deutsche Bank, Safra, Credit Suisse, BTG Pactual, HSBC, Morgan Stanley, BNB, Caixa Econômica Federal, Erste Bank, Banco do Nordeste and Citibank.

The Company also held derivative contracts with the following financial institutions: Santander, Citibank, HSBC, Credit Suisse, Banco do Brasil, Itaú BBA, Rabobank, Merrill Lynch, Deutsche Bank, Votorantim, Bradesco, JP Morgan, Banco Espírito Santo, Pactual and Morgan Stanley.

4.8.Liquidity risk management

Liquidity risk management aims to reduce the impacts caused by events which may affect the Company’s cash flow performance.

The table below summarizes the commitments and contractual obligations that may impact Company’s liquidity as of June 30, 2011:

	BR GAAP
	Parent company
	06.30.11
	Book	Cash flow	Up to 6					After
	value	contracted	months	2012	2013	2014	2015	5 years
Non derivatives financial liabilities
Loans and financing	2,616,907	2,862,626	701,897	1,106,796	372,418	415,419	42,449	223,647
Trade accounts payable	1,037,394	1,037,394	1,037,394	-	-	-	-	-
Capital lease	9,027	9,793	3,523	4,098	1,364	574	234	-
Operational lease	-	220,345	39,099	69,861	46,854	32,194	32,337	-

Derivatives financial liabilities
Designated as hedge accounting
Interest rate derivatives	73,042	158,219	17,169	23,005	81,493	11,382	9,026	16,144
Not designated as hedge accounting
Currency derivatives (Future)	1,240	1,240	1,240	-	-	-	-	-
Interest rate derivatives	2,338	818	407	411	-	-	-	-
Commodities derivatives	1,352	1,352	1,352	-	-	-	-	-

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP e IFRS
	Consolidated
	06.30.11
	Book	Cash flow	Up to 6					After 5
	value	contracted	months	2012	2013	2014	2015	years
Non derivatives financial liabilities
Loans and financing	5,956,013	7,383,827	1,711,767	2,952,201	795,286	618,934	166,300	1,139,339
Bonds BRF	1,189,678	1,934,789	42,442	84,885	84,885	84,885	84,885	1,552,807
Bonds Sadia	392,958	552,675	13,450	26,900	26,900	26,900	26,900	431,625
Trade accounts payable	2,082,125	2,082,125	-	-	-	-	-	-
Capital lease	9,027	9,793	3,523	4,098	1,364	574	234	-
Operational lease	-	535,198	149,785	274,028	46,854	32,194	32,337	-

Derivatives financial liabilities
Designated as hedge accounting
Interest rate derivatives	86,165	219,758	21,429	31,675	90,211	20,003	17,744	38,696
Not designated as hedge accounting
Currency derivatives (NDF)	1,372	1,857	1,857	-	-	-	-	-
Currency derivatives (future)	1,240	1,240	1,240	-	-	-	-	-
Interest rate derivatives	2,338	818	407	411	-	-	-	-
Commodities derivatives	1,352	1,352	1,352	-	-	-	-	-

4.9.Commodity price risk management

In the normal course of its operations, the Company purchases commodities, mainly corn, soymeal and live hog, which are some of the individual components of production cost.

Aiming to protect Company against the exposure of live cattle price variation, Management hired derivatives protection instruments which comprise the following categories: (i) cattle forward purchase, (ii) containment of own cattle, (iii) containment contract of cattle with partnership, and (iv) spot purchase of cattle with the objective to guarantee the slaughtering scale of cattle in the fallow.

The contracts are accounted for at fair value in the statement of income as financial income or expense, whenever is their maturity date.

On June 30, 2011 the Company held a short position in BM&F of 45 (137 on December 31, 2010) future contracts with maturity date between July and October 2011. In the counter market the Company held 530 short positions with maturity date between July and November 2011. Additionally, the Company also held 3,300 short positions of option contracts (700 short position of option contracts on December 31, 2010) (note 4.3.2).

4.10. Sensitivity analysis chart

The Company has loans, payables and receivables in foreign currency, and in order to mitigate the risks incurred through foreign exchange exposure it contracts derivative financial instruments.

The Company understands that the present interest rate fluctuations do not significantly affect its financial result since it opted to change to fixed rate a

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

considerable part of its floating interest rates debts by using derivative transactions (interest rates swaps). Company designates such derivatives as hedge accounting and therefore adopts special accounting treatment proving the prospective and retrospective effectiveness of the hedge transaction.

Five scenarios are considered for the next twelve-month period in the table below, considering the percentage variations of the quotes of parity between the Brazilian Reais and U.S. Dollar, Brazilian Reais and Euro and Brazilian Reais and Pounds, whereas the most likely scenario is that adopted by the Company. The total of sales export analyzed corresponds to the total of derivative financial instruments and the amortization flow of PPEs for the following next 12 months designated as hedge accounting.

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

Parity - Brazilian Reais x U.S. Dolar		1.5611	1.4050	1.1708	1.9514	2.3417
Transaction/Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV	Scenario V
		(probable)	(10% appreciation)	(25% apreciation)	(25% devaluation)	(50% devaluation)
NDF (hedge accounting)	Devaluation of R$	109,170	206,738	353,091	(134,752)	(378,674)
Pre payment export	Devaluation of R$	118,014	187,694	292,214	(56,184)	(230,383)
Exports	Appreciation of R$	(162,662)	(291,815)	(485,544)	160,219	483,100
Net effect		64,522	102,617	159,761	(30,717)	(125,957)
Statement of income		-	-	-	-	-
Shareholders' equity		64,522	102,617	159,761	(30,717)	(125,957)

Parity - Brazilian Reais x Euro		2.2667	2.0400	1.7000	2.8334	3.4001
Transaction/Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV	Scenario V
		(probable)	(10% appreciation)	(25% apreciation)	(25% devaluation)	(50% devaluation)
NDF (hedge accounting)	Devaluation of R$	35,009	80,116	147,777	(77,759)	(190,528)
Exports	Appreciation of R$	(35,009)	(80,116)	(147,777)	77,759	190,528
Net effect		-	-	-	-	-
Statement of income		-	-	-	-	-
Shareholders' equity		-	-	-	-	-

Parity - Brazilian Reais x Pound		2.5076	2.2568	1.8807	3.1345	3.7614
Transaction/Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV	Scenario V
		(probable)	(10% appreciation)	(25% apreciation)	(25% devaluation)	(50% devaluation)
NDF (hedge accounting)	Devaluation of R$	12,725	21,878	35,607	(10,157)	(33,039)
Exports	Appreciation of R$	(12,725)	(21,878)	(35,607)	10,157	33,039
Net effect		-	-	-	-	-
Statement of income		-	-	-	-	-
Shareholders' equity		-	-	-	-	-

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

5. SEGMENT INFORMATION

The operating segments are reported consistently with the management reports provided to the chief operating decision makers (Board of Directors and Officers) for purposes of appraising the performance of each segment and allocating resources.

The reportable segments identified primarily observe the division by geographical region of sales of the Company, as: domestic and foreign market. In turn, these segments are subdivided according to the nature of the products whose characteristics are described below:

  Fresh (in natura): involves the production and trade of whole birds and poultry cuts as well as pork and beef cuts.
  Prepared and processed: involves the production and trade of processed poultry, pork and beef derivative foods, margarines and soy vegetarian products.
  Dairy: involves the production and trade of pasteurized and UHT milk as well as milk derivatives, including flavored milk, yogurts, fruit juices, soy- based beverages, cheeses and desserts.
  Others: involves the production and trade of animal feed, soymeal and refined soy flour.

The net sales for each one of the reportable operating segments are presented below:

	BR GAAP and IFRS
	Consolidated
	06.30.11	06.30.10
Net sales - domestic market:
In natura products	1,107,157	785,989
Processed products	3,658,840	2,992,332
Dairy products	1,271,053	1,109,618
Other	1,254,937	1,253,922
	7,291,987	6,141,861
Net sales - foreign market:
In natura products	4,142,329	3,599,897
Processed products	831,256	796,172
Dairy products	5	11,206
Other	49,265	29,818
	5,022,855	4,437,093
	12,314,842	10,578,954

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

The operating results before financial income (expenses) and others for each one of the reportable operating segments are presented below:

	BR GAAP and IFRS
	Consolidated
	06.30.11	06.30.10
Operating income:
Domestic market	632,520	460,424
Foreign market	405,385	102,071
	1,037,905	562,495

No customer was individually responsible for more than 5% of the total revenue earned in the six month period ended June 30, 2010.

Export net revenue by region is presented below:

	BR GAAP and IFRS
	Consolidated
	06.30.11	06.30.10
Export net income per region:
Europe	880,209	860,280
Far East	1,131,218	971,963
Middle East	1,597,964	1,380,336
Eurasia (including Russia)	498,939	502,210
America / Africa / Other	914,525	722,304
	5,022,855	4,437,093

The goodwill originated from the expectation of future profitability, as well as the intangible assets with indefinite useful life (trademarks and patents), were allocated to the reportable operating segments, taking into account the nature of the products manufactured in each segment (cash-generating unit), and the allocation is presented below:

	BR GAAP and IFRS
	Consolidated
	Domestic market		Foreign market		Total
	06.30.11	12.31.10	06.30.11	12.31.10	06.30.11	12.31.10
Goodwill due to expectation of future
profitability	1,896,442	1,896,442	936,752	936,532	2,833,194	2,832,974
Trademarks	1,065,478	1,065,478	190,522	190,522	1,256,000	1,256,000
Patents	4,773	R4,957	320	375	5,093	5,332
	2,966,693	2,966,877	1,127,594	1,127,429	4,094,287	4,094,306

Information referring to the total assets by reportable segments is not being presented, as it does not compose the set of information made available to the Company’s Management, which make investment decisions on a consolidated basis.

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

6. CASH AND CASH EQUIVALENTS

		BR GAAP		BR GAAP and IFRS
	Average	Parent company		Consolidated
	rate p.y.	06.30.11	12.31.10	06.30.11	12.31.10
Cash and bank accounts:
U.S. Dollar	-	-	583	70,373	70,334
Brazilian Reais	-	41,425	34,562	58,093	81,428
Euro	-	347	-	2,132	844
Others	-	-	-	945	4,701
		41,772	35,145	131,543	157,307
Highly liquid investments:
In Brazilian Reais:
Investment funds	12.18%	10,331	9,906	10,331	9,906
		10,331	9,906	10,331	9,906
In U.S. Dollar:
Interest bearing account	0.05%	-	11,012	331,009	345,700
Fixed term deposit	1.49%	-	152,492	1,208,428	1,651,745
Overnight	0.11%	39,008	2,604	183,007	64,358
In Euro:
Interest bearing account	0.30%	2,776	-	64,846	74,272
Fixed term deposit	1.39%	-	-	27,204	-
Overnight	0.12%	-	-	9,555	3,054
Other Currencies:
Interest bearing account	0.08%	-	-	8,538	4,301
		41,784	166,108	1,832,587	2,143,430
		93,887	211,159	1,974,461	2,310,643

Financial investments classified as cash and cash equivalents are considered financial assets with the possibility of immediate redemption and are subject to an insignificant risk of change of value. Financial investments in foreign currencies refer mainly to Overnight and Time Deposit, remunerated at the prefixed rate.

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

7. MARKETABLE SECURITIES

			Average	BR GAAP		BR GAAP and IFRS
			interest rate	Parent company		Consolidated
	WATM (*)	Currency	p.y.	06.30.11	12.31.10	06.30.11	12.31.10
Available for sale:
Purchase and sale commitments	1.20	R$	12.37%	-	-	257,599	129,158
Credit linked notes	7.76	US$	4.83%	-	-	119,056	-
Bank deposit certificates	2.60	R$	12.32%	-	-	128,690	74,792
Brazilian foreign debt securities	1.85	US$	10.26%	-	-	56,431	61,287
Brazilian financial treasury bills	0.70	R$	12.17%	-	-	55,865	52,938
Exclusive investment funds	-	US$	-	-	-	1,507	45,723
Investment funds	-	R$	12.15%	-	-	1,067	24,679
Shares	-	R$	-	1,656	1,679	1,656	1,679
				1,656	1,679	621,871	390,256
Held for trading:
Bank deposit certificates	0.99	R$	12.37%	774,883	557,455	791,903	560,543
Financial treasury bills	3.82	R$	12.17%	393,927	62,969	393,927	62,969
				1,168,810	620,424	1,185,830	623,512
Held to maturity:
Credit linked notes	2.53	US$	4.80%	-	-	156,131	166,687
National treasury certificates	8.80	R$	12.00%	-	-	67,167	60,977
Capitalization security	0.08	R$	5.19%	27	27	27	27
				27	27	223,325	227,691
				1,170,493	622,130	2,031,026	1,241,459
Current				1,170,493	622,130	1,859,786	1,032,375
Non-current				-	-	171,240	209,084

(*) Weighted average maturity in years.

There were no changes in the nature and characteristics of the marketable securities categories presented above, as disclosed in the annual financial statements for the year ended December 31, 2010 (note 9).

The portfolio of financial operations of exclusive fund in foreign currency on June 30, 2011 is represented primarily by money market in the amount of R$1,524 (on December, 31, 2010, structured notes was represented in the amount of R$43,227 and money market in the amount of R$2,496).

The national treasury certificates and financial treasury bills classified in the held to maturity subgroup are pledged as a guarantee of the loan obtained by means of the Special Program for Asset Recovery (“PESA”), see note 19.

On June 30, 2011, of the total of marketable securities, R$105,566 were pledged as collateral for futures contract operations in U.S. dollars and live cattle, traded on the Futures and Commodities Exchange (“BMF”). On December 31, 2010 the guarantees corresponded to R$27,500.

On June 30, 2011 , the maturities of the non-current marketable securities the consolidated balance sheet is as follow:

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

BR GAAP and IFRS
Maturities	Consolidated
2012	-
2013	104,073
2014	-
2015 onwards	67,167
171,240

The Company conducted an analysis of sensitivity to foreign exchange rate (note 4.10).

8. TRADE ACCOUNTS RECEIVABLE AND OTHER

	BR GAAP		BR GAAP and IFRS
	Parent Company		Consolidated
	06.30.11	12.31.10	06.30.11	12.31.10
Current
Local third parties	736,666	825,824	1,339,912	1,636,694
Local related parties	22,976	21,108	4,260	-
Foreign third parties	91,111	65,426	1,078,890	948,389
Foreign related parties	226,665	186,752	-	-
( - ) Estimated losses with doubtful accounts	(6,149)	(12,167)	(19,770)	(20,054)
	1,071,269	1,086,943	2,403,292	2,565,029
Credit notes	33,727	29,515	58,057	41,667
	1,104,996	1,116,458	2,461,349	2,606,696
Non-current
Local third parties	41,968	33,825	42,926	47,955
Foreign third parties	415	443	4,162	2,652
( - ) Adjustment to present value	(1,305)	(872)	(1,305)	(872)
( - ) Estimated losses with doubtful accounts	(35,944)	(26,446)	(40,649)	(42,785)
	5,134	6,950	5,134	6,950
Credit notes	79,563	93,136	170,234	93,136
	84,697	100,086	175,368	100,086

The rollforward of estimated losses from doubtful accounts is presented below:

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	06.30.11	12.31.10	06.30.11	12.31.10
Beginning balance	38,613	42,431	62,839	68,679
Exchange rate variation	(28)	203	(59)	179
Additions	42,675	21,583	56,740	41,317
Increase (business combination) (1)	-	3,183	-	-
Reversals	(31,415)	(8,202)	(45,744)	(20,211)
Write-offs	(7,752)	(20,585)	(13,357)	(27,125)
Ending balance	42,093	38,613	60,419	62,839

(1) Merger of Avipal Nordeste S.A. on 03.31.10

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

The expense of the estimated losses on doubtful accounts was recorded under selling expenses in the statement of income. When efforts to recover accounts receivable prove fruitless, the amounts credited to estimated losses on doubtful accounts are generally reversed against the permanent write-off of the invoice.

Breakdown by maturity of overdue amounts and not included in estimated losses on doubtful accounts.

	BR GAAP	BR GAAP and IFRS
	Parent company	Consolidated
	06.30.11	06.30.11	12.31.10
60 to 90 days	-	1,915	9,252
91 to 120 days	87	255	1,414
121 to 180 days	-	71	2,765
181 to 360 days	481	481	343
Above 360 days	1,270	1,270	2,815
	1,838	3,992	16,589

The receivables excluded from allowance for estimated losses on doubtful accounts are secured by letters of credit issued by financial institutions and by credit insurance contracted with insurance companies.

On December 31, 2010, parent company did not have overdue receivables excluded from the balance of estimated losses on doubtful accounts.

The breakdown of accounts receivable by maturity is as follows:

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	06.30.11	12.31.10	06.30.11	12.31.10
Amounts falling due	1,051,494	1,090,982	2,252,891	2,377,713
Overdue:
From 01 to 60 days	19,529	6,320	149,521	182,012
From 61 to 120 days	2,856	3,251	10,912	17,851
From 121 to 180 days	3,219	1,583	6,452	6,872
From 181 to 360 days	2,346	3,380	5,294	6,860
Above 360 days	40,357	27,862	45,080	44,382
( - ) Adjustment to present value	(1,305)	(872)	(1,305)	(872)
( - ) Estimated losses with doubtful accounts	(42,093)	(38,613)	(60,419)	(62,839)
	1,076,403	1,093,893	2,408,426	2,571,979

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

9. INVENTORIES

	BR GAAP		BR GAAP and IFRS
	Parent company			Consolidated
	06.30.11	12.31.10	06.30.11	12.31.10
Finished goods	602,796	493,103	1,436,556	1,159,129
Goods for resale	9,169	6,140	20,948	20,518
Work in process	64,250	54,090	214,562	123,279
Raw materials	106,852	117,878	409,315	466,346
Packaging materials	35,375	39,204	81,056	85,485
Secondary materials	54,458	58,168	55,107	58,752
Warehouse	69,757	67,714	111,040	118,535
Goods in transit	4,467	279	68,843	60,919
Imports in transit	11,162	18,796	13,278	22,081
Advances to suppliers	28,575	40,505	42,619	50,935
( - ) Provision for adjustment to market value	(27,372)	(9,140)	(37,223)	(14,549)
( - ) Provision for inventory losses deteriorated	(2,176)	(4,694)	(4,868)	(10,591)
( - ) Provision for obsolescence	(1,841)	(2,202)	(4,634)	(5,030)
	955,472	879,841	2,406,599	2,135,809

The amount of the write-offs of inventories recognized in the cost of on for the six month period ended on June 30, 2011 totaled R$4,859,978 at the parent company and R$9,208,444 in the consolidated quarterly information (on June 30, 2010 R$4,252,954 at the parent company and R$8,103,982 in the consolidated quarterly financial information), such amounts include the additions and reversals of inventory provisions presented in the table below:

	BR GAAP
	Parent company
	12.31.10	Additions	Reversals	Write-offs	06.30.11
Provision for inventory losses	(9,140)	(22,926)	4,694	-	(27,372)
Provision for inventory losses deteriorated	(4,694)	(2,007)	-	4,525	(2,176)
Provision for obsolescence	(2,202)	(263)	624	-	(1,841)
	(16,036)	(25,196)	5,318	4,525	(31,389)

	BR GAAP and IFRS
	Consolidated
					Exchange rate
	12.31.10	Additions	Reversals	Write-offs	variation	06.30.11
Provision for inventory losses	(14,549)	(31,993)	9,324	-	(5)	(37,223)
Provision for inventory losses deteriorated	(10,591)	(2,790)	3,844	4,670	(1)	(4,868)
Provision for obsolescence	(5,030)		659	-	-	(4,634)
	(30,170)	(35,046)	13,827	4,670	(6)	(46,725)

	BR GAAP and IFRS
	Consolidated
					Exchange rate
	12.31.10	Additions	Reversals	Write-offs	variation	06.30.11
Provision for inventory losses	(14,549)	(31,993)	9,324	-	(5)	(37,223)
Provision for inventory losses deteriorated	(10,591)	(2,790)	3,844	4,670	(1)	(4,868)
Provision for obsolescence	(5,030)		659	-	-	(4,634)
	(30,170)	(35,046)	13,827	4,670	(6)	(46,725)

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP and IFRS
	Consolidated
					Exchange rate
	12.31.10	Additions	Reversals	Write-offs	variation	06.30.11
Provision for inventory losses	(14,549)	(31,993)	9,324	-	(5)	(37,223)
Provision for inventory losses deteriorated	(10,591)	(2,790)	3,844	4,670	(1)	(4,868)
Provision for obsolescence	(5,030)	(263)	659	-	-	(4,634)
	(30,170)	(35,046)	13,827	4,670	(6)	(46,725)

The additions in the provision for losses basically reflect the decrease in the price in the foreign market of chicken griller.

Additionally, during on the six month period ended June 30, 2011 there were write-offs of inventories in the amount of R$20,581 at the parent company and R$21,174 in the consolidated (on June 30, 2010, R$10,837 at the parent company and R$12,379 in the consolidated), referring to items suffering deterioration.

Management expects inventories to be recovered in a period of less than 12 months.

On June 30, 2011, the amount corresponding to R$46,346 (R$30,498 as of December 31, 2010) of the balance of inventories of the parent company and consolidated was pledged as collateral for rural credit operations.

10.BIOLOGICAL ASSETS

The group of biological assets of the Company comprises living animals which are separated by the categories: poultry, pork and bovine. These animals were separated into consumable and for production. The evaluation criteria and the accounting practices adopted by the Company related to biological assets have not changed in the period of six month ended on June 30, 2011, when compared to the ones adopted in the preparation of the annual financial statements for the year ended December 31, 2010 (note12).

In Management’s opinion, the fair value of the biological assets is substantially represented by the cost of formation especially due to the short life cycle of the animals and due to the fact that a significant portion of the profitability of our products derives from the manufacturing process, not from the obtainment of unprocessed meat (raw materials / slaughter). This opinion is supported by an annual appraisal report of fair value prepared by an independent expert, which assessed an immaterial difference between the two methodologies. Therefore, the Management maintained the registration of the biological assets at formation cost.

During the second quarter, Management has not identified any events that could have changed business conditions or severely affected the assumptions adopted, therefore, the appraisal report issued for December 31, 2010 was not updated.

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

The quantities and the accounting balances per category of biological asset are presented below:

	BR GAAP
	Parent company
	06.30.11		12.31.10
	Quantity	Value	Quantity	Value
Consumable biological assets:
Immature poultry	101,694	196,835	97,615	185,068
Immature pork	1,614	254,437	1,889	223,994
Immature bovine	92	107,243	24	25,150
Total current	103,400	558,515	99,528	434,212
Production biological assets:
Immature poultry	3,647	41,900	3,750	40,186
Mature poultry	5,667	60,126	5,245	56,802
Immature pork	5	841	-	-
Mature pork	160	65,447	156	62,034
Total non-current	9,479	168,314	9,151	159,022
	112,879	726,829	108,679	593,234

	BR GAAP and IFRS
	Consolidated
	06.30.11		12.31.10
	Quantity	Value	Quantity	Value
Consumable biological assets:
Immature poultry	200,788	429,090	187,101	394,689
Mature poultry	257	948	483	1,611
Immature pork	3,577	550,510	4,155	479,187
Mature pork	-	-	-	44
Immature bovine	92	107,243	24	25,150
Total current	204,714	1,087,791	191,763	900,681
Production biological assets:
Immature poultry	7,414	87,852	7,372	88,193
Mature poultry	12,211	135,117	11,559	140,482
Immature pork	164	26,713	169	22,601
Mature pork	397	127,035	386	126,408
Total non-current	20,186	376,717	19,486	377,684
	224,900	1,464,508	211,249	1,278,365

The rollforward of biological assets for the period is presented below:

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP
	Parent company
	Current				Non-current
	Poultry	Pork	Bovine	Total	Poultry	Pork	Total
Balance as of 12.31.10	185,068	223,994	25,150	434,212	96,988	62,034	159,022
Increase due to acquisition	29,870	220,880	75,866	326,616	7,982	23,471	31,453
Increase due to reproduction	260,123	11,400	19,295	290,818	67,560	840	68,400
Consuption of ration, medication and
remuneration of partnership	948,039	282,447	5,599	1,236,085	-	-	-
Accumulated depreciation	-	-	-	-	(70,504)	(20,057)	(90,561)
Reduction due to slaughtering	(1,226,265)	(484,284)	(18,667)	(1,729,216)	-	-	-
Balance as of 06.30.11	196,835	254,437	107,243	558,515	102,026	66,288	168,314

	BR GAAP and IFRS
	Consolidated
	Current				Non-current
	Poultry	Pork	Bovine	Total	Poultry	Pork	Total
Balance as of 12.31.10	396,300	479,231	25,150	900,681	228,675	149,009	377,684
Increase due to acquisition	29,870	220,880	75,866	326,616	14,967	28,156	43,123
Increase due to reproduction	502,073	259,025	19,295	780,393	86,263	3,932	90,195
Consuption of ration, medication and
remuneration of partnership	2,121,347	675,287	5,599	2,802,233	56,251	23,708	79,959
Accumulated depreciation	-	-	-	-	(155,225)	(42,234)	(197,459)
Transfer between current and non-
current	7,962	8,823	-	16,785	(7,962)	(8,823)	(16,785)
Reduction due to slaughtering	(2,627,514)	(1,092,736)	(18,667)	(3,738,917)	-	-	-
Balance as of 06.30.11	430,038	550,510	107,243	1,087,791	222,969	153,748	376,717

The costs of the breeding animals are depreciated using the straight-line method for a period from 15 to 30 months.

11.ASSETS HELD FOR SALE

The balances rollforward of assets held for sale are presented below:

	BR GAAP
	Parent company
		Transfers from
		property, plant and
	12.31.10	equipment	06.30.11
Lands	1,537	1,201	2,738
Buildings and improvements	1,489	1,441	2,930
Machinery and equipment	200	72	272
Facilities	-	6	6
Others	-	6	6
	3,226	2,726	5,952

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP and IFRS
	Consolidated
		Transfers from
		property, plant and
	12.31.10	equipment	Write-offs	06.30.11
Lands	42,900	1,201	(35,371)	8,730
Buildings and improvements	14,700	1,441	(7,943)	8,198
Machinery and equipment	1,853	72	(305)	1,620
Facilities	2,167	6	(2,167)	6
Others	625	6	(169)	462
	62,245	2,726	(45,955)	19,016

On 06.06.11, the Company completed the disposal of land and corresponding buildings, located in São Paulo-SP, with a book value of R$45,414, approved on 11.08.10 by the Extraordinary General Shareholders’ Meeting of its wholly-owned subsidiary VIP S.A. Empreendimentos e Participações Societárias.

The value of sale was R$120,000, of which R$12,000 has already been received, and the remaining amount of R$108,000 will be received as from March 2012 in 35 installments equal, successive and monthly in the amount of R$3,086 updated by INCC. The disposal of this asset resulted in a net gain of R$49,406 recognized in the other operating results.

12. RECOVERABLE TAXES

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	06.30.11	12.31.10	06.30.11	12.31.10
State ICMS (VAT)	280,482	254,632	726,278	646,978
Withholding income tax and social contribution	217,917	235,613	255,146	257,096
PIS and COFINS (Federal Taxes to Fund Social Programs)	516,317	463,598	626,381	577,853
Import duty	2	218	8,711	9,108
IPI (Federal VAT)	1,655	2,913	57,373	58,701
Other	831	831	9,882	6,673
( - ) Allowance for losses	(21,230)	(22,014)	(112,586)	(93,110)
	995,974	935,791	1,571,185	1,463,299

Current	528,743	471,367	765,677	695,892
Non-current	467,231	464,424	805,508	767,407

The provision for losses rollforward is presented below:

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP
	Parent company
	12.31.10	Reversals	06.30.11
Allowance for losses - State ICMS (VAT)	(22,014)	784	(21,230)
	(22,014)	784	(21,230)

	BR GAAP and IFRS
	Consolidated
	12.31.10	Additions	Reversals	06.30.11
Allowance for losses - State ICMS (VAT)	(78,371)	(9,962)	784	(87,549)
Allowance for losses - PIS and COFINS	(2,567)	(10,298)	-	(12,865)
Allowance for losses - IPI (Federal VAT)	(12,172)	-	-	(12,172)
	(93,110)	(20,260)	784	(112,586)

On December 12, 2010, the Law no. 12,350/10 was published in the Official Gazette of the Federal Executive brought in its articles 54 to 57 significant changes in the taxation of PIS and COFINS of chain of poultry and pork. This law was regulated by Normative Ruling no. 1,157/11, which despite published on March 17, 2011 in the Official Gazette of the Federal Executive determined the retroactive application of its provisions as from January 01, 2011. The Company assessed there is no significant impact on the quarterly financial information of June 30, 2011 due to changes in law.

During the six month period ended June 30, 2011, there were no changes that would affect the nature of the credits presented above, a detailed description of each recoverable tax was disclosed in the annual financial statements for the year ended December 31, 2010 (note 14).

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

13.INCOME TAX AND SOCIAL CONTRIBUTION

13.1. Deferred income tax and social contribution composition

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	06.30.11	12.31.10	06.30.11	12.31.10
Assets:
Tax losses carryforwards (corporate income tax)	193,470	166,924	601,384	564,705
Negative calculation basis (social contribution on net profits)	79,533	68,154	235,191	216,677
Temporary differences:
Provisions for tax, civil and labor risk	77,775	70,084	141,574	151,554
Provision for estimated losses with doubtful accounts	4,129	6,416	7,021	8,669
Provision for attorney's fees	4,595	4,804	4,595	4,804
Provision for property, plant and equipment losses	369	369	5,153	3,588
Provision for tax credits realization	7,218	7,485	34,778	31,658
Provision for other obligations	16,322	19,465	49,001	57,199
Employees' profit sharing	27,479	26,163	34,932	35,847
Provision for inventories	10,672	5,452	10,672	5,713
Employees' benefits plan	40,976	37,537	101,553	93,329
Amortization on fair value of business combination	5,208	6,285	9,831	10,908
Business combination - Sadia	-	-	1,190,560	1,129,947
Provision for contractual indemnity	-	-	2,890	3,400
Unrealized losses on derivatives	-	2,925	-	2,925
Unrealized losses on inventories	-	-	3,222	1,480
Adjustments relating to the transition tax regime	58,657	124,370	72,983	139,557
Provision for losses	6,111	5,857	9,514	11,562
Other temporary differences	4,638	4,547	13,588	14,090
	537,152	556,837	2,528,442	2,487,612
Liabilities:
Temporary differences:
Revaluation reserve	494	645	493	645
Depreciation on rural activities	436	463	67,292	76,567
Results from foreign subsidiaries	-	-	3,707	-
Adjustments relating to the transition tax regime	270,287	273,951	430,955	400,951
Business combination - Sadia	-	-	1,182,425	1,124,475
Unrealized gains on derivatives	36,164	28,045	36,164	28,045
Other temporary differences	1,355	1	7,632	4,994
	308,736	303,105	1,728,668	1,635,677

13.2. Estimated time of realization

Management considers that deferred tax assets related to provisions for contingencies will be realized as the lawsuits are resolved and there are no estimates for the expected time of realization; thus, they are classified as non-current. The Company considers that deferred tax assets resulting from temporary differences of employee benefits will be realized at the payment of the projected obligations.

Management estimates that the deferred tax assets originating from tax losses carryforward and negative basis of social contribution are expected to be realized as set forth below:

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP	BR GAAP and IFRS
	Parent company	Consolidated
Year	Value	Value
2011	22,368	71,350
2012	23,845	76,062
2013	25,645	81,802
2014	27,338	87,204
2015 onwards	173,807	520,156
	273,003	836,574

In assessing the likelihood of the realization of deferred tax assets, Management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences are deductible.

Management considers the scheduled reversal of deferred tax liabilities, projected taxable income and tax-planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income, management believes that it is more likely than not that the Company will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

13.3. Income and social contribution taxes reconciliation

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	06.30.11	06.30.10	06.30.11	06.30.10
Income (loss) before taxes and participations	882,298	160,273	930,446	262,247
Nominal tax rate	34.00%	34.00%	34.00%	34.00%
	(299,981)	(54,493)	(316,352)	(89,164)
Tax expense at nominal rate
Adjustments of taxes and contributions on:
Equity pick-up	232,534	139,575	519	284
Exchange rate variation on foreign investments	5,517	(39,053)	(13,069)	(20,765)
Difference of tax rates on foreign earnings from subsidiaries	-	-	189,973	54,825
Staturory profit sharing	60,297	18,088	99,397	18,088
Results from foreign subsidiaries	-	-	(3,707)	-
Profit sharing	(1,839)	(1,544)	(2,888)	(1,874)
Donations	(153)	(209)	(1,475)	(210)
Penalties	(303)	(177)	(2,345)	(180)
Other adjustments	3,016	10,110	5,632	8,141
	(912)	72,297	(44,315)	(30,855)
Current income tax	-	2,728	(11,874)	(28,483)
Deferred income tax	(912)	69,569	(32,441)	(2,372)

The taxable income, current and deferred income tax from foreign subsidiaries is presented below:

	BR GAAP and IFRS
	Consolidated
	06.30.11	06.30.10
Pre-tax book income from foreign subsidiaries	182,420	73,186
Current income taxes benefit (expense) of subsidiaries abroad	(61,316)	(7,424)
Deferref income taxes benefit (expense) of subsidiaries abroad	1,301	(461)

The Company´s Management determined that the total profit recorded accounted for by holdings of their wholly-owned subsidiary will not be redistributed. Such resources will be used for investments in the subsidiary, and thus no deferred income taxes were recognized. The total of undistributed earnings corresponds to R$1,593,504 as of June 30, 2011 (R$1,144,548 as of December 31, 2010).

The Brazilian income tax returns are subject to a 5-year statute of limitation period, during which the tax authorities might audit and assess the company for additional taxes and penalties, in case inconsistencies are found. Subsidiaries located abroad are taxed in their respective jurisdictions, according to local regulations.

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

14. JUDICIAL DEPOSITS

The rollforward of the judicial deposits are presented below:

	BR GAAP
	Parent company
	12.31.10	Additions	Reversals	Write-offs	06.30.11
Tax	24,016	8,866	-	(3,723)	29,159
Labor	56,374	13,644	(8,410)	(3,395)	58,213
Civil, commercial and other	12,635	565	-	-	13,200
	93,025	23,075	(8,410)	(7,118)	100,572

	BR GAAP and IFRS
	Consolidated
					Exchange rate
	12.31.10	Additions	Reversals	Write-offs	variation	06.30.11
Tax	79,248	12,989	-	(3,825)	-	88,412
Labor	101,758	24,803	(8,410)	(17,148)	-	101,003
Civil, commercial and other	53,079	3,433	-	(38,716)	(31)	17,765
	234,085	41,225	(8,410)	(59,689)	(31)	207,180

15. INVESTMENTS

15.1. Investment breakdown

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	06.30.11	12.31.10	06.30.11	12.31.10
Investment in subsidiaries	5,541,716	4,984,710	12,056	16,467
Fair value of acquired assets, net	2,389,675	2,394,844	-	-
Goodwill based on expectation of future profitability	1,293,818	1,293,818	-	-
Advance for future capital increase	100	100	-	-
Other investiments	834	834	894	1,027
	9,226,143	8,674,306	12,950	17,494

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

15.2. Rollforward of the interest in direct subsidiaries – Parent Company

	Sadia S.A.	VIP S.A. Empr. e Particip. Imob	Avipal Centro Oeste S.A.	PSA Labor. Veter. Ltda .	Avipal Construtora S.A	Perdigão Trading S.A.	UP! Alimentos Ltda	PDF Participações Ltda	Establec. Levino Zaccardi	Crossban Holdings GmbH	Perdigão Export Ltd.

												Total
												06.30.11	12.31.10
a) Capital share June as of 30, 2011
% of share	100.00%	65.49%	100.00%	88.00%	100.00%	100.00%	50.00%	1.00%	90.00%	100.00%	100.00%
Total number of shares and membership interests:	683,000,000	14,249,459	6,963,854	5,463,850	445,362	100,000	1,000	1,000	100	1	1
Number of shares and membership interest held:	683,000,000	9,331,971	6,963,854	4,808,188	445,362	100,000	500	10	90	1	1
b) Subsidiaries' information on June 30, 2011
Capital stock	5,073,817	40,061	5,972	5,464	445	100	1	1	35	4,300	16
Shareholders' equity	4,391,901	132,230	263	11,015	53	1,922	4,052	1	1,635	1,055,175	-
Fair value	2,389,675	-	-	-	-	-	-	-	-	-	-
Goodwill	1,293,818	-	-	-	-	-	-	-	-	-	-
Result of the period	520,842	84,220	-	266	2	49	4,052	-	720	110,869	-
c) Balance of investments on June 30, 2011
Balance of the investment in the beginning of the year	7,691,833	31,442	263	9,459	51	1,873	5,699	-	(411)	933,163	-	8,673,372	9,085,572
Equity method	515,673	55,156	-	234	2	49	1,929	-	1,032	110,869	-	684,944	907,910
Unrealized profit in inventory	-	-	-	-	-	-	-	-	(1,023)	-	-	(1,023)	(2,697)
Treasury shares	-	-	-	-	-	-	-	-	-	-	-	-	26,772
Foreign-exchange variation	-	-	-	-	-	-	-	-	(73)	16,300	-	16,227	(107,382)
Other comprehensive income	(17,112)	-	-	-	-	-	-	-	-	(10,597)	-	(27,709)	(46,543)
Capital increase	-	-	-	-	-	-	-	-	-	-	-	-	825,446
Dividends and interest on the shareholders' equity	(115,000)	-	-	-	-	-	(5,602)	-	-	-	-	(120,602)	(215,723)
Merger	-	-	-	-	-	-	-	-	-	-	-	-	(1,799,983)
Balance of investments as of June 30, 2011	8,075,394	86,598	263	9,693	53	1,922	2,026	-	(475)	1,049,735	-	9,225,209	8,673,372

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

The amounts of the gains resulting from foreign-exchange variation on the investments in subsidiaries abroad, whose functional currency is Brazilian Reais, in the amount of R$38,437 on June 30, 2011 (R$60,995 losses on June 30, 2010), are recognized in the revenues or financial expenses in the statement of income (note 32). The exchange variation resulting from the investment in the subsidiary Plusfood Groep B.V. and its controlled companies, whose functional currency is the Euro, was recorded in the equity evaluation adjustments, in the subgroup of shareholders’ equity.

15.3. Interest in affiliated companies

	UP!		K&S
	06.30.11	12.31.10	06.30.11	12.31.10
Current assets	9,770	22,673	13,544	14,975
Non-current assets	15	-	17,944	17,335
Current liabilities	(5,732)	(11,274)	(10,347)	(9,749)
Non-current liabilities	-	-	(676)	(585)
	4,053	11,399	20,465	21,976

	UP!		K&S
	06.30.11	06.30.10	06.30.11	06.30.10
Net revenues	45,305	55,013	31,395	32,879
Net income (loss)	4,052	3,602	(1,511)	(1,969)

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

16. PROPERTY, PLANT & EQUIPMENT

The property, plant and equipment rollforward is presented below:

	BR GAAP
	Parent company
	Rate					Transfers to
	p.a. %	12.31.10	Acquisitions	Write-offs	Transfers	held for sale	06.30.11
Cost
Land	-	140,422	-	(231)	7,735	(1,201)	146,725
Buildings and improvements	-	1,658,050	24	(1,249)	19,989	(4,113)	1,672,701
Machinery and equipment	-	2,287,259	12,527	(19,307)	82,669	(358)	2,362,790
Facilities	-	293,963	24	(2,644)	6,173	(7)	297,509
Furniture	-	46,345	615	(1,052)	2,125	-	48,033
Vehicles and aircrafts	-	19,004	1,864	(506)	(2,868)	(219)	17,275
Others	-	103,419	298	-	4,571	-	108,288
Construction in progress	-	137,565	196,903	-	(114,425)	-	220,043
Advances to suppliers	-	2,808	9,124	-	(6,161)	-	5,771
		4,688,835	221,379	(24,989)	(192)	(5,898)	4,879,135
Depreciation
Buildings and improvements	3.44	(470,586)	(25,353)	1,298	(1,109)	2,672	(493,078)
Machinery and equipment	6.08	(943,469)	(57,069)	15,156	486	286	(984,610)
Facilities	3.57	(83,790)	(6,638)	2,068	535	1	(87,824)
Furniture	6.25	(19,591)	(1,257)	728	55	-	(20,065)
Vehicles and aircrafts	14.29	(12,101)	(1,022)	304	43	213	(12,563)
Others	1.53	(24,664)	(1,657)	-	(1)	-	(26,322)
		(1,554,201)	(92,996)	19,554	9	3,172	(1,624,462)
		3,134,634	128,383	(5,435)	(183)	(2,726)	3,254,673

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP and IFRS
	Consolidated
	Rate					Transfer to	Exchange rate
	p.a. %	12.31.10	Acquisitions	Write-offs	Transfers	held for sale	variation	06.30.11
Cost
Land	-	617,434	-	(312)	7,742	(1,201)	9	623,672
Buildings and improvements	-	4,669,143	1,929	(3,913)	42,656	(4,113)	(404)	4,705,298
Machinery and equipment	-	5,232,486	16,237	(38,901)	162,200	(358)	(4,566)	5,367,098
Facilities	-	1,309,899	863	(3,040)	29,199	(7)	(50)	1,336,864
Furniture	-	81,492	1,029	(1,612)	1,200	-	115	82,224
Vehicles and aircrafts	-	28,543	2,050	(950)	(2,860)	(219)	(16)	26,548
Others	-	174,580	7,301	(841)	4,478	-	-	185,518
Construction in progress	-	249,129	333,305	(3)	(239,324)	-	(180)	342,927
Advance to suppliers	-	47,533	9,926	(42,477)	(6,255)	-	(16)	8,711
		12,410,239	372,640	(92,049)	(964)	(5,898)	(5,108)	12,678,860
Depreciação
Buildings and improvements	3.00	(1,036,285)	(61,670)	2,581	(1,036)	2,672	(138)	(1,093,876)
Machinery and equipment	5.26	(1,902,922)	(109,855)	27,552	142	286	(9)	(1,984,806)
Facilities	3.41	(327,028)	(26,348)	2,314	777	1	(1)	(350,285)
Furniture	5.78	(38,134)	(2,553)	1,164	89	-	(49)	(39,483)
Vehicles and aircrafts	14.41	(15,027)	(1,420)	614	43	213	3	(15,574)
Others	1.48	(24,012)	(2,749)	622	(1)	-	-	(26,140)
		(3,343,408)	(204,595)	34,847	14	3,172	(194)	(3,510,164)
		9,066,831	168,045	(57,202)	(950)	(2,726)	(5,302)	9,168,696

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

The acquisition during the semester are substantially represented for construction in progress in the total amount of (R$333,305) and advances to suppliers (R$9,926) which comprise: (i) (R$24,604) expansion of the poultry slaughtering capacity of the cold warehouse in Lucas do Rio Verde plant; (ii) (R$18,824) new production line of pizza in Tatuí plant; (iii) (R$14,281) expansion related to the transformation of turkey production line to chicken in Carambeí plant; (iv) (R$12,911) expenditure with replacement of fixed assets for Nova Mutum plant where a fire occurred in March 2011; (v) (R$12,152) expansion with the construction of new plant to produce powder milk in Três de Maio in the state of Rio Grande do Sul; (vi) (R$11,267) expansion of the production capacity of margarine in Uberlândia plant; (vii) (R$9,464) expansion and improvement in Uberlândia plant; (viii) R$8,457) expansion with the production line of the “escondidinho” product; and (ix) (R$3,197) improvement of the production of margarine in Paranaguá.

The disposals are mainly related to obsolete items in the total amount of R$13,678.

During the six month period ended on June 30, 2011, the Company capitalized interests in the approximately amount of R$7,216 (R$9,647 in June 30, 2010). The interest rate utilized to determine the amount to be capitalized was 6.89%.

On June 30, 2011, the Company had no commitments assumed related to acquisition and/or construction of properties.

The property, plant and equipment that are held as collateral of transactions of different natures are presented below:

	BR GAAP
	Parent company
	06.30.11		12.31.10
	Type of collateral	Book value of the collateral	Book value of the collateral
Land	Financial/Employment/Tax/Civil	51,148	51,591
Buildings and improvements	Financial/Employment/Tax/Civil	744,545	648,956
Machinery and equipment	Financial/Employment/Tax	901,748	728,233
Facilities	Financial/Employment/Tax	236,060	189,931
Furniture and utensil	Financial/Employment/Tax/Civil	10,568	9,610
Vehicles and aircrafts	Financial/Tax	1,070	913
Others	Financial/Employment/Tax/Civil	125,742	90,959
		2,070,881	1,720,193

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP e IFRS
	Consolidated
	06.30.11		12.31.10
	Type of collateral	Book value of the collateral	the collateral
Land	Financial/Employment/Tax/Civil	153,703	187,159
Buildings and improvements	Financial/Employment/Tax/Civil	1,866,271	1,926,292
Machinery and equipment	Financial/Employment/Tax	2,135,889	2,028,672
Facilities	Financial/Employment/Tax	754,991	701,003
Furniture and utensil	Financial/Employment/Tax/Civil	17,302	17,458
Vehicles and aircrafts	Financial/Tax	1,185	1,297
Others	Financial/Employment/Tax/Civil	234,408	148,639
		5,163,749	5,010,520

The Company is not allowed to assign these assets as security for other transactions or to sell them.

17. INTANGIBLE

Intangible assets comprise of the following items:

	BR GAAP
	Parent company
	Rate		Accumulated
	p.a. %	Cost	amortization	06.30.11	12.31.10
Goodwill	-	1,520,488	-	1,520,488	1,520,488
Software	20.00	102,616	(15,090)	87,526	63,968
Patents	10.00	3,057	(84)	2,973	3,057
Outgrowers fidelization	12.50	2,898	(111)	2,787	1,775
		1,629,059	(15,285)	1,613,774	1,589,288

	BR GAAP and IFRS
	Consolidated
	Rate		Accumulated
	p.a. %	Cost	amortization	06.30.11	12.31.10
Goodwill	-	2,833,194	-	2,833,194	2,832,974
Brands	-	1,256,000	-	1,256,000	1,256,000
Software	20.00	254,947	(138,438)	116,509	100,339
Relationship with suppliers	42.00	135,000	(112,208)	22,792	50,844
Patents	10.00	5,594	(501)	5,093	5,332
Outgrowers fidelization	12.50	2,898	(111)	2,787	1,775
		4,487,633	(251,258)	4,236,375	4,247,264

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

The intangible assets rollforward is presented below:

				BR GAAP
			Parent company

	12.31.10	Additions	Transfers	06.30.11
Cost
Software	76,120	26,304	192	102,616
Patents	3,057	-	-	3,057
Outgrowers fidelization	1,775	1,123	-	2,898
Goodwill:	1,520,488	-	-	1,520,488
Eleva Alimentos	1,273,324	-	-	1,273,324
Batavia	133,163	-	-	133,163
Ava	49,368	-	-	49,368
Cotochés	39,590	-	-	39,590
Paraiso Agroindustrial	16,751	-	-	16,751
Perdigão Mato Grosso	7,636	-	-	7,636
Incubatório Paraiso	656	-	-	656
	1,601,440	27,427	192	1,629,059
Amortization
Software	(12,152)	(2,929)	(9)	(15,090)
Patents	-	(84)	-	(84)
Outgrowers fidelization	-	(111)	-	(111)
	(12,152)	(3,124)	(9)	(15,285)
	1,589,288	24,303	183	1,613,774

	BR GAAP and IFRS
	Consolidated
					Exchange rate
	12.31.10	Additions	Write-offs	Transfers	variation	06.30.11
Cost
Software	223,191	30,812	(20)	964	-	254,947
Relationship with suppliers	135,000	-	-	-	-	135,000
Patents	5,632	-	-	-	(38)	5,594
Trademarks	1,256,000	-	-	-	-	1,256,000
Outgrowers fidelization	1,775	1,123	-	-	-	2,898
Goodwill:	2,832,974	-	-	-	220	2,833,194
Sadia	1,293,818	-	-	-	-	1,293,818
Eleva Alimentos	1,273,324	-	-	-	-	1,273,324
Batavia	133,163	-	-	-	-	133,163
Ava	49,368	-	-	-	-	49,368
Cotochés	39,590	-	-	-	-	39,590
Paraiso Agroindustrial	16,751	-	-	-	-	16,751
Plusfood	14,618	-	-	-	220	14,838
Perdigão Mato Grosso	7,636	-	-	-	-	7,636
Sino dos Alpes	4,050	-	-	-	-	4,050
Incubatório Paraiso	656	-	-	-	-	656
	4,454,572	31,935	(20)	964	182	4,487,633
Amortization
Software	(122,852)	(15,556)	(16)	(14)	-	(138,438)
Relationship with suppliers	(84,156)	(28,052)	-	-	-	(112,208)
Patents	(300)	(201)	-	-	-	(501)
Outgrowers fidelization	-	(111)	-	-	-	(111)
	(207,308)	(43,920)	(16)	(14)	-	(251,258)
	4,247,264	(11,985)	(36)	950	182	4,236,375

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

The Company conducted the test of reduction to the recoverable value of assets based on fair value in use that was determined by a discounted cash flow model, in accordance with level of allocation of goodwill and intangibles to the group of cash generating units in the last quarter of 2010, during the six month period ended June 30, 2011, Management has not identified any event related to impairment factor of these assets and, therefore, no test was performed in the current quarter.

18. ACCOUNTS PAYABLE

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	06.30.11	12.31.10	06.30.11	12.31.10
Domestic suppliers
Third parties	986,943	1,053,902	1,945,645	1,952,056
Related parties	21,058	6,769	2,829	1,323
	1,008,001	1,060,671	1,948,474	1,953,379
Foreign Suppliers
Third parties	27,525	35,806	133,651	105,817
Related parties	1,868	1,898	-	-
	29,393	37,704	133,651	105,817
	1,037,394	1,098,375	2,082,125	2,059,196

Accounts payable to suppliers are not subject to the incidence of interest and are generally settled in average within 31 days.

The information on accounts payable involving related parties is presented in note 27.

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

19. LOANS AND FINANCING

	BR GAAP
	Parent company
		Average interest	WAMT			Balance	Balance
	Charges (p.a.)	rate (p.a.)	(*)	Short term	Long term	06.30.11	12.31.10
Local currency
Working capital	6.74% (6.74% on 12.31.10)	6.74% (6.74% as on 12.31.10)	0.4	427,951	1,601	429,552	417,181
BNDES, FINEM, credit facilities of development	TJLP + 3.11% (TJLP + 2.86% on
banks and other secured debts	12.31.10)	7.83% (8.07% on 12.31.10)	1.9	163,782	384,030	547,812	549,291
	TJLP / CDI + 4.11% (TJLP / CDI + 4.42%
Export credit facility	on 12.31.10)	10.11% (10.42% on 12.31.10)	1.8	342,222	379,603	721,825	387,717
	IGPM + 1.00% (IGPM + 1.40% on
Tax incentives	12.31.10)	0.78% (1.99% on 12.31.10)	9.0	-	10,185	10,185	10,469
				933,955	775,419	1,709,374	1,364,658
Foreign currency
	LIBOR / CDI + 2.93% (LIBOR / CDI +
	2.84% on 12.31.10) e.r. (US$ and other	3.33% (3.30% on 12.31.10)
Export credit facility	currencies)	e.r. (US$ and other currencies)	1.9	322,479	537,068	859,547	809,745
	UMBNDES + 2.45% (UMBNDES+2.46%
BNDES, FINEM, credit facilities of development	on 12.31.10) e.r. (US$ and other	6.33% (6.61% on 12.31.10)
banks and other secured debts	currencies)	e.r. (US$ and other currencies)	1.7	15,943	32,043	47,986	53,992
				338,422	569,111	907,533	863,737
				1,272,377	1,344,530	2,616,907	2,228,395

(*) Weighted average maturity date in years.

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP and IFRS
	Consolidated
		Average interest	WAMT			Balance	Balance
	Charges (% p.a.)	rate (% p.a.)	(*)	Short term	Long term	06.30.11	12.31.10
Local currency
Working capital	6.74% (6.75% on 12.31.10)	6.74% (6.81% on 12.31.10)	0.4	912,534	11,601	924,135	881,300
BNDES, FINEM, credit facilities of development
banks and other secured debts	TJLP + 3.11% (TJLP/2.86% on 12.31.10)	7.83% (8.45% on 12.31.10)	1.9	599,333	1,204,335	1,803,668	1,934,187
	TJLP + 4.11% (TJLP/CDI + 4.42% on
Export credit facility	12.31.10)	10.11% (10.42% on 12.31.10)	1.8	342,222	379,602	721,824	387,717
	IGPM + 1.00% (IGPM + 1.40% on
Tax incentives	12.31.10)	2.78% (3.00% on 12.31.10)	9.0	2,420	10,185	12,605	12,869
				1,856,509	1,605,723	3,462,232	3,216,073
Foreign currency
Bonds	7.38% (7.13% on 12.31.10)	7.38% (7.13% on 12.31.10)	8.7	38,265	1,544,371	1,582,636	1,688,919
	LIBOR/CDI + 1.77% (LIBOR/CDI+2.24%
	on 12.31.10) e.r. (US$ and other	2.20% (2.30% on 12.31.10)
Export credit facility	currencies)	e.r. (US$ and other currencies)	2.7	642,934	1,694,331	2,337,265	2,108,303
	UMBNDES + 2.45% (UMBNDES+2.46%
BNDES, FINEM, credit facilities of development	on 31.12.10) e.r. (US$ and other	6.33% (6.61% on 31.12.10)
banks and other secured debts	currencies)	v.c. (US$ and other currencies)	1.7	50,990	105,526	156,516	189,644
				732,189	3,344,228	4,076,417	3,986,866
				2,588,698	4,949,951	7,538,649	7,202,939

(*) Weighted average maturity date in years.

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

During the six month period ended on June 30, 2011 the Company did not hired new types of loans and financing, and for this reason, the description with the main characteristics of the debts was not presented, the detailed information was provided in the annual financial statements for the year ended December 31, 2010 (note 21).

19.1. Loans and financing maturity schedule

The maturity schedule of the loans and financing balances is as follow:

	BR GAAP	BR GAAP and IFRS
	Parent company	Consolidated
	06.30.11	06.30.11
2011	639,270	1,806,616
2012	1,002,832	1,841,247
2013	316,402	695,153
2014	401,458	553,854
2015 a 2044	256,945	2,641,779
	2,616,907	7,538,649

19.2. Guarantees

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	06.30.11	12.31.10	06.30.11	12.31.10
Total of loans and financing	2,616,907	2,228,395	7,538,649	7,202,939
Mortgage guarantees	582,651	589,041	1,616,408	1,668,111
Related to FINEM-BNDES	495,277	525,282	1,363,549	1,438,823
Related to FNE-BNB	-	-	165,485	165,529
Related to tax incentives and other	87,374	63,759	87,374	63,759
Statutory lien on assets purchased with financing	8,933	10,845	9,164	11,218
Related to FINEM-BNDES	8,909	10,801	8,909	10,801
Related to FINAME-BNDES	-	-	-	373
Related to tax incentives and other	24	44	255	44

The subsidiary Sadia is the guarantor of a loan obtained by Instituto Sadia de Sustentabilidade at the National Bank for Economic and Social Development (“BNDES”). This loan is aimed at the implementation of biodigesters on the properties of the rural producers taking part in the Sadia integration system, targeting the mechanism of clean development and reduction of greenhouse gas emission. The value of these sureties on June 30, 2011 totaled R$83,456 (R$83,899 on December 31, 2010).

Sadia is guarantor of loans related to a special program, which aimed the development of outgrowers in the central region of Brazil. The proceeds of such loans shall be utilized to improve farm conditions and will be paid in 10 years. The actual collateral is the land and equipment acquired by the outgrowers. The total of guarantee as of June 30, 2011 amounted R$541,425 (R$562,474 as of December 31, 2010).

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

On June 30, 2011, the Company contracted guarantees in the amount of R$429,734 (R$456,685 on December 31, 2010) offered mainly in litigation which were discussed the use of tax credits. These guarantees have an average cost of 1.18% p.a. (1.19% p.a. on December 31, 2010)

19.3. Commitments

In the normal course of business, the Company enters into regular agreements with third parties for the purchase of raw materials, mainly corn, soymeal and pork, where the agreed prices can be fixed or to be fixed. On June 30, 2011, these firm purchase commitments totaled R$497,651 at the parent company and R$717,675 in the consolidated quarterly information (R$630,346 at the parent company and R$1,819,093 in the consolidated quarterly financial information on December 31, 2010), considering the market value of the commodities on the date of these quarterly financial information.

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

20. OTHER FINANCIAL ASSETS AND LIABILITIES

	BR GAAP		BR GAAP e IFRS
	Parent company		Consolidated
	06.30.11	12.31.10	06.30.11	12.31.10
Derivative financial instruments
Cash flow hedge
Assets
Currency forward contracts (NDF)	111,212	85,377	111,212	85,377
Currency option contracts	-	2,068	-	2,068
	111,212	87,445	111,212	87,445
Liabilities
Swap / currency contracts	(73,042)	(78,254)	(86,165)	(78,254)
	(73,042)	(78,254)	(86,165)	(78,254)

Derivatives not designated as hedge
Assets
Currency forward contracts (NDF)	-	-	-	11,149
Live cattle forward contracts	122	-	122	-
Live cattle option contracts	887	2	887	2
Swap contracts	8,981	-	8,981	-
	9,990	2	9,990	11,151
Liabilities
Currency forward contracts	-	-	(1,372)	(1,676)
Live cattle forward contracts	(397)	-	(397)	-
Live cattle option contracts	(931)	(227)	(931)	(227)
Swap contracts	(2,338)	(886)	(2,338)	(886)
Dollars future contracts	(1,240)	(1,104)	(1,240)	(1,104)
Live cattle future contracts	(24)	(17)	(24)	(17)
	(4,930)	(2,234)	(6,302)	(3,910)
Current assets	121,202	87,447	121,202	98,596
Current liabilities	(77,972)	(80,488)	(92,467)	(82,164)

The collateral given in the transactions presented above are disclosed in note 7.

21. LEASING

The Company is lessee in several contracts, which can be classified as operating or capital lease.

21.1. Operating lease

The minimum future payments of operating lease agreements not cancelable, in total and for each of the following years, is presented below:

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP	BR GAAP and IFRS
	Parent company	Consolidated
	06.30.11	06.30.11
2011	39,099	149,785
2012	69,861	274,028
2013	46,854	46,854
2014	32,194	32,194
2015 onwards	32,337	32,337
	220,345	535,198

The payments of lease agreements recognized as expense amount to R$111,415 on June 30, 2011 (R$90,441 on June 30, 2010).

21.2. Capital lease

The Company maintained control of the assets leased, reflected in the item of machines and equipment, whose amounts have the following balances:

	BR GAAP and IFRS
	Consolidated
	06.30.11	12.31.10
Cost	22,346	19,546
Accumulated depreciation	(14,311)	(11,261)
Residual	8,035	8,285

(*) The leased assets are depreciated using the rate defined in note 18 for machinery and equipment or according to the duration of the contract, whichever is lower, as determined by CVM Deliberation No. 554/08.

The minimum mandatory future payments below are separated by categories and were entered in the balance sheet as other obligations:

	BR GAAP and IFRS
	Consolidated
	06.30.11
	Present value of		Minimum future
	minimum payments	Interest	payments
2011	3,312	211	3,523
2012	3,816	282	4,098
2013	1,217	147	1,364
2014	486	88	574
2015 onwards	196	38	234
	9,027	766	9,793

Certain lease contracts have clauses of renewal practiced in the market and there is no clause of contingent payment.

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

22. SHARE BASED PAYMENT

The rules of the stock option plan granted to Company’s executives, as well as the assumptions adopted to measure the obligation amount were disclosed in the annual financial statements for the year ended December 31, 2010 (note 24) and have not changed in the current quarter.

A breakdown of the outstanding granted options is as follow:

Date			Quantity		Price of converted share		Share price
	Beginning	End of the	Options Outstanding		Granting	Updated
Grant date	of the year	year	granted	options	date	INPC	06.30.11
09/26/06	09/26/09	09/26/11	936,306	202,160	21.35	27.87	26.50
09/27/07	09/27/10	09/27/12	1,329,980	547,960	37.70	46.96	26.50
05/03/10	02/05/11	02/05/15	1,540,011	1,540,011	21.35	25.08	26.50
07/01/10	06/30/11	06/30/15	36,900	36,900	24.75	26.37	26.50
05/02/11	05/01/12	05/01/16	2,463,525	2,463,525	30.85	30.99	26.50
			6,306,722	4,790,556

The weighted average of strike prices of the options is thirty Brazilian Reais and seventy five cents (R$30.75), and the weighted average of the remaining contractual term is 46.62 months.

On June 30, 2011, the Company recognized in shareholders’ equity the fair value of the options in the amount of R$4,823 (R$6,586 on December 31, 2010). In the statement of income as expense in the amount of R$3.908 (R$1,185 expense reversal on June 31, 2010) was recorded.

During the semester Sadia’s executives exercised the vested right related to the option previously granted by the subsidiary, in a total quantity of 53,200 shares, for the amount of R$1,556, with average price of R$29.25 (twenty nine Brazilian Reais and twenty five cents). As a consequence, the treasury shares balance was reduced in R$51 and an increase in capital reserve of R$1,506 was recorded.

The fair value of the stock options was measured indirectly using the Black- Scholes pricing model, based on the following assumptions:

06.30.11
Expected maturity of the option:
Exercise in the 1st year	3.0 years
Exercise in the 2nd year	3.5 years
Exercise in the 3rd year	4.0 years
Risk-free interest rate	6.62%
Volatility	41.20%
Expected dividends over shares	1.13%
Expected inflation rate	4.68%

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

22.1. Expected period

The lifetime of the option expected by the Company, representing the period in which it is believed that the options will be exercised and was determined under the assumption that the beneficiaries will exercise their options at the limit of the maturity period.

22.2. Risk-free interest rate

The Company uses as a risk-free interest rate the NTN-B (“National Treasury Bond”) available on the date of calculation and with maturity equivalent to the life of the option.

22.3. Volatility

The estimated volatility took into account the weighting of the trading history of the Company and of similar companies in the market, considering the unification of Perdigão and Sadia under code BRFS3.

22.4. Expected dividends

The percentage of dividends used was obtained with a basis on the average payment of dividends per share in relation to the market value of the shares, for the past four years.

22.5 Expected inflation rate

The expected inflation rate is determined based on estimated IPCA by Central Bank of Brazil, accumulated between the closing date of financial statements and the exercise date of the vested options.

23. SUPPLEMENTARY PLAN OF RETIREMENT AND OTHER BENEFITS TO EMPLOYEES

The Company offers supplementary retirement plans and other benefits to their employees. In the annual financial statements for the year ended December 31, 2010 (nota 25) the characteristics of the supplementary retirement plan and of the other benefits were provided, no changes occurred in the semester.

The assets and actuarial liabilities and the effects in the statement of income are presented below:

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP and IFRS
	Consolidated
	Liabilities		Statement of income
	06.30.11	12.31.10	06.30.11	06.30.10
Retirement supplementary plan - PSPP	-	-	(3,815)	(131)
Retirement supplementary plan - FAF	-	-	25,927	29,938
Medical assistance	71,890	67,205	(4,685)	(1,548)
Penalty F.G.T.S. (Government Severance indemnity fund
for employees, guarantee fund for lengh of service)	150,788	137,878	(12,910)	(10,222)
Reward for working time	52,164	47,374	(4,790)	(3,216)
Indemnity for termination	8,366	7,655	(711)	34
Indemnity for retirement	15,476	14,386	(1,090)	1,372
	298,684	274,498	(2,074)	16,227

24. PROVISION FOR TAX, CIVIL AND LABOR RISK

The Company and its subsidiaries are involved in certain legal proceedings arising from the regular course of business, which include civil, administrative, tax, social insurance and labor lawsuits.

The Company classifies the risk of adverse decisions in the legal suits as “remote”, “possible” or “probable”. The provisions recorded by the Company in its consolidated financial statements relating to such proceedings fairly reflect the probable losses as determined by the Company’s management, based on legal advice and for which the amount of probable losses is known or can be reasonably estimated.

The Company is involved in certain judicial proceedings for which the amount of probable losses is not known or cannot reasonably be estimated, especially in the civil area. The Company, with the assistance of its legal counsel, monitors the course of these claims and classifies the probability of losses in such cases as possible or remote.

The Company’s Management believes that the recorded provision for contingencies, according to CVM Deliberation No. 594/09 is sufficient to cover eventual losses related to its legal proceedings, as presented below:

24.1. Contingencies for probable losses

The rollforward of the provision for tax, labor and legal risks is summarized below:

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP
	Parent company

					Price index
	12.31.10	Additions	Reversions	Payments	update	06.30.11
Tax	182,657	18,372	(7,499)	(4,651)	3,493	192,372
Labor	38,141	26,851	(9,499)	(19,685)	4,501	40,309
Civil, commercial and other	26,371	14,857	(747)	(2,839)	2,156	39,798
	247,169	60,080	(17,745)	(27,175)	10,150	272,479

Current	43,853					49,102
Non-current	203,316					223,377

	BR GAAP and IFRS
	Consolidated

					Price index
	12.31.10	Additions	Reversions	Payments	update	06.30.11
Tax	281,454	32,964	(19,889)	(4,651)	5,209	295,087
Labor	110,152	47,391	(16,261)	(46,200)	6,049	101,131
Civil, commercial and other	97,014	15,312	(20,516)	(34,439)	2,691	60,062
Contingent liabilities	630,258	-	-	(54,943)	-	575,315
	1,118,878	95,667	(56,666)	(140,233)	13,949	1,031,595

Current	65,138					172,802
Non-current	1,053,740					858,793

During the six month period ended June 30, 2011, the were no changes in the nature of the main lawsuits which comprise the amounts presented above, a detailed description of the relevant claims was disclosed in the annual financial statements for the year ended December 31, 2010 (note 26).

24.2. Contingencies classified as a risk of possible loss

The Company is involved in other tax, civil, labor and social security contingencies, for which losses have been assessed as possible, based on the analysis of Company’s management and its legal counsels.

The tax contingencies amounted to R$4,194,228 (R$3,523,675 as of December 31, 2010), of which R$569,315 (R$578,493 as of December 31, 2010) relate to the corresponding estimated fair value of contingent liabilities resulting from the business combination with Sadia, according to paragraph 23 of CVM Deliberation No. 580/09, presented in the table above, item 24.1.

The increase in tax cases classified with a probability of loss possible, the amount of R$ 670,553 on June 30, 2011, compared to the values reported in financial statements for the year ended on December 31, 2010, (note 26), is represented basically:

ICMS: (i) R$ 329,894 related tax benefits granted by certain states (“Guerra fiscal”); and (ii) R$ 46,277 related tax credits on the acquisition of essential products with a

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

reduced tax burden (“cesta básica”).

Profits earned abroad: amount of R$149,462 was assessed by the Internal Revenue Service which alleges the lack of collection of income tax and social contribution on profits earned by subsidiaries established abroad. The probability of loss related to this case has been assessed as possible based on the fact that the subsidiary abroad is subject to full taxation in the country in which it is based and this determination is protected by the treaty signed between Brazil and Austria to avoid double taxation.

The subsidiary Sadia and some of its current and former executives were nominated as defendant in five class actions suits arising from investors of American Depositary Receipts (“ADR’s”) issued by Sadia and acquired between April 30, 2008 and September 26, 2008 (Class Period). These claims were filed in the Southern District of New York court in the United States of America, seeking remediation in accordance with Securities Exchange Act of 1934 arising from losses on foreign exchange derivative contracts. By order of the American court, the five class actions suits were consolidated into a single case (class action) on behalf of the Sadia’s investors group. As allowed by the CVM Deliberation No. 594/09, paragraph 92, the Company’s Management has not disclosed any additional information related to this legal suit because it could be harmful to its defense.

25. SHAREHOLDERS’ EQUITY

25.1. Capital social

On June 30, 2011, the capital subscribed and paid by the Company is R$12,553,417,953.36 (twelve billion, five hundred and fifty-three million, four hundred and seventeen thousand, nine hundred and fifty-three Brazilian Reais and thirty-six cents), composed of 872,473,246 book-entry shares of common stock without par value. The realized value of the capital stock in the balance sheet is net of the expenses with public offering in the amount of R$92,947.

The Company is authorized to increase the capital stock, irrespective of amendment to the bylaws, up to the limit of 1,000,000,000 shares of common stock, in book-entry form, and without par value.

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

25.2. Breakdown of capital stock

	BR GAAP and IFRS
	Consolidated
	06.30.11	12.31.10
Common shares	872,473,246	872,473,246
Treasury shares	(2,180,872)	(781,172)
Outstanding shares	870,292,374	871,692,074

25.3. Treasury shares

The Company has 2,180,872 shares of its own issuance in treasury, at a average cost of R$17.55 per share, for future sale or cancellation. The value market on June 30, 2011 amounted to R$57,793.

In this quarter, as authorized by the Board of Directors, the Company acquired 1,452,900 shares of its own shares at a cost of R$37,574, beginning the repurchase program to acquire up to 4,068,336 common shares, without par value, with the purpose to be held in treasury for eventual compliance with the provisions in stock option plans.

26. EARNING PER SHARE

	06.30.11	06.30.10
Basic numerator:
Net income for the period attributable to BRF shareholders	881,386	232,570

Basic denominator:
Shares of common stock	872,473,246	872,473,246
Weighted average number of outstanding shares (except treasury shares)	871,621,328	870,184,864
Net earnings (loss) per share - basic - R$	1.0112	0.2673

	06.30.11	06.30.10
Diluted numerator:
Net income for the period attributable to BRF shareholders	881,386	232,570

Diluted denominator:
Weighted average number of outstanding shares - basic (except treasury shares)	871,621,328	870,184,864
Number of potential shares (stock options)	3,381	2,205,079
Weighted average number of outstanding shares - diluted	871,624,709	872,389,943
Net earnings per share - diluted - R$	1.0112	0.2666

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

On June 30, 2011, the total quantity of 4,790,556 outstanding options, 4,588,396 (658,340 on June 30, 2010) common stock options granted to Company’s executives were not considered in the calculation of the diluted earnings per share due to the fact that the strike price was higher than the average market price of the common shares during the year and, therefore, the effect could not be diluted.

27. RELATED PARTIES - PARENT COMPANY

During its operations, rights and obligations are contracted between related parties, resulting from transactions of purchase and sale of products, transactions of loan agreed on normal conditions of market for similar transactions, based on contract.

27.1. Transactions and balances

On June 30, 2011, the balances of the assets and liabilities and transactions are demonstrated below:

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

	Balance sheet
	06.30.11	12.31.10
Accounts receivable
UP! Alimentos Ltda.	2,388	3,592
Perdigão Europe Lda.	75,477	64,175
Perdigão International Ltd.	148,563	121,918
Wellax Foods Logistics C.P.A.S.U. Lda.	-	659
Sadia S.A.	23,213	17,516
	249,641	207,860
Dividends and interest on the shareholders' equity receivable
Avipal S.A. Construtora e Incorporadora	5	5
Sadia S.A.	277,712	179,962
	277,717	179,967
Loans contracts
Perdigão Trading S.A.	(602)	(570)
Perdigão International Ltd.	(797)	-
Highline International Ltd.	(2,847)	(3,039)
Establecimiento Levino Zaccardi y Cia. S.A.	3,638	3,883
	(608)	274
Trade accounts payable
Sino dos Alpes Alimentos Ltda	85	85
UP! Alimentos Ltda.	2,829	1,323
Perdigão International Ltd.	1,840	1,898
Sadia S.A.	18,172	5,361
	22,926	8,667
Advance for future capital increase
PSA Laboratório Veterinário Ltda.	100	100
	100	100
Other rights and obligations
BFF International	971	971
VIP S.A. Empreendimentos e Participações Imobiliárias	8	(3)
Perdigão Trading S.A.	410	410
Perdigão International Ltd. (*)	(523,746)	(560,657)
Establecimiento Levino Zaccardi y Cia S.A.	988	1,049
Avipal Centro Oeste S.A.	(38)	(39)
Sadia S.A.	1,150	(1)
	(520,257)	(558,270)

(*) The amount corresponds to advances for export pre-payment

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

	Statement of income
	06.30.11	06.30.10
Revenue
Avipal Nordeste S.A.	-	45,049
UP! Alimentos Ltda.	2,175	-
Perdigão Europe Lda.	289,160	319,303
Perdigão International Ltd.	1,266,741	1,238,377
Sadia S.A.	193,075	89,420
	1,751,151	1,692,149
Cost of goods sold
Avipal Nordeste S.A.	-	(89,168)
UP! Alimentos Ltda.	(47,001)	-
Establecimiento Levino Zaccardi y Cia. S.A.	(4,659)	(1,630)
Sadia S.A.	(107,821)	(26,591)
	(159,481)	(117,389)
Financial income, net
Avipal Nordeste S.A.	-	(5,197)
Perdigão Trading S.A.	(34)	142
Perdigão International Ltd.	(20,951)	(32)
	(20,985)	(5,087)

The Company keeps loan agreement with Sadia Institute and Perdigão Institute of Sustainability. On June 30, 2011, the total value to receive is R$37,762 and R$6,249 respectively (R$14,949 and R$5,892 as of December 31, 2010), being remunerated to interest rate of 12% p.a.

All the companies listed above are controlled by BRF, except for UP! Alimentos Ltda. and K&S Alimentos S.A. which are affiliates.

The BRF and its subsidiaries participates in loan transactions, please find below a summary of the balances and rates charged for the transactions in excess of R$10,000 on the date of closing of the quarterly financial information:

Counterparty		Balance
Creditor	Debtor	06.30.11	Interest rate
BFF International Ltd.	Perdigão International Ltd.	670,301	1.8% p.a. + ER - US$
BFF International Ltd.	Wellax Food Comércio	455,923	8.0% p.a. + ER - US$
Crossban Holdings Gmbh	Perdigão International Ltd.	135,594	Eurolibor + ER - EURO
Perdigão Europe LTD.	Perdigão Holland BV	38,528	8.0% p.a. + ER - EURO
Perdigão Holland BV	Plusfood BV	18,134	6.0% p.a. + ER - EURO

27.2. Other Related Parties

The Company has entered into an operational leasing agreement with FAF. The total rent expense for six months period ended June 30, 2011 amounted toR$5,634 (R$5,310 on June 30, 2010), the lease monthly payments were established in an

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

arms-length transaction basis.

27.3. Granted guarantees

All the relationships between the Company and its subsidiaries were disclosed irrespective of the existence or not of transactions between these parties.

All the transactions and balances among the companies were eliminated in the consolidation and refer to commercial and/or financial transactions.

27.4. Management remuneration

The key personnel of management include the directors and officers, members of the executive committee and the chief of internal audit, on June 30, 2011, there were 23 professionals in the parent company and 36 professionals in the consolidated and on December 31, 2010, 24 professionals in parent company controllership and 41 professionals in consolidated

The total remuneration and benefits paid to these professionals are demonstrated below:

	BR GAAP and IFRS
	Consolidated
	06.30.11	06.30.10
Salary and profit sharing	24,827	22,322
Short term benefits of employees (a)	726	732
Post-employment benefits	86	81
Termination benefits	305	2,619
Stock-based payment	1,532	317
	27,476	26,071

(a) Comprises: Medical assistance, educational expenses and others.

The value of the profit sharing in the results paid to each officer in any period is related especially to the net income of the Company and to the assessment of the performance of the director during the fiscal year by the Board of Directors.

The supplementary members of the Board of Directors and of the Fiscal Council are compensated for each meeting that they attend to. The members of the Board of Directors and Fiscal Council have no employment connection with the Company or provide services of any kind.

When the management and employees attain the age of 61 years, retirement is mandatory.

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

28. REVENUES

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	06.30.11	06.30.10	06.30.11	06.30.10
Gross sales
Domestic sales	4,703,627	3,921,241	8,866,671	7,568,830
Foreign sales	2,142,734	1,968,730	5,156,365	4,560,439
	6,846,361	5,889,971	14,023,036	12,129,269
Sales deductions
Sales tax	(640,365)	(573,736)	(1,427,604)	(1,275,744)
Returns and rebates	(179,364)	(167,576)	(280,590)	(274,571)
	(819,729)	(741,312)	(1,708,194)	(1,550,315)
	6,026,632	5,148,659	12,314,842	10,578,954

29. RESEARCH AND DEVELOPMENT COST

Consists of expenditures with internal research and development of new products, recognized when incurred in the income statement. The total expenditure with research and development in the period ended June 30, 2011 is R$8,381 at the parent company and R$11,353 in the consolidated statement (R$10,301 at the parent company and R$12,929 in the consolidated statement on June 30, 2010).

30. EXPENSES WITH EMPLOYEE’S REMUNERATION

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	06.30.11	06.30.10	06.30.11	06.30.10
Salaries and social charges	541,010	482,027	1,247,721	1,071,765
Social security cost	161,928	117,182	325,899	254,484
Government severance indemnity fund for
employees, guarantee fund for length of service	39,526	33,316	81,896	70,743
Medical assistance and outpacient care	25,971	24,787	60,981	59,471
Retirement supplementary plan	3,815	3,287	5,754	5,926
Employees profit sharing	53,034	32,100	110,144	34,401
Other benefits	57,270	85,851	108,301	208,158
Provision for contingencies	17,358	17,191	31,107	16,150
	899,912	795,741	1,971,803	1,721,098

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

31. OTHER OPERATING INCOME (EXPENSES), NET

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	06.30.11	06.30.10	06.30.11	06.30.10
Income
Net income from the disposal of property, plant, and equipment	-	-	43,644	14,139
Net income from the disposal of investments	80	-	80	-
Insurance indemnity	9,878	6,703	13,563	6,545
Benefit plan	-	-	25,926	29,938
Recovery of expenses	9,605	5,585	69,436	5,585
Scrap sales	-	-	4,746	-
Others	359	-	6,539	145
	19,922	12,288	163,934	56,352
Expenses
Net losses from the disposal of property, plant and equipment	(3,164)	(1,005)	-	-
Net losses from the disposal of investments		(30)
Idleness costs	(23,409)	(32,116)	(51,033)	(32,293)
Insurance claims costs	(11,110)	(4,803)	(14,583)	(46,296)
Employees profit sharing	(53,033)	(41,430)	(105,950)	(44,702)
Stock options plan	(4,823)	(1,185)	(4,823)	(1,185)
Management profit sharing	(5,539)	(5,525)	(9,735)	(5,525)
Indemnity contracts	-	-	(9,489)	-
Other employees benefits	(10,116)	(9,608)	(24,186)	(13,580)
Provision for tax risks	(52,137)	-	(62,242)	-
Provision for civil risks	-	(8,136)	(628)	(8,136)
Others	(7,326)	(274)	(20,875)	(10,510)
	(170,657)	(104,112)	(303,544)	(162,227)
Other operating expenses, net	(150,735)	(91,824)	(139,610)	(105,875)

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

32. FINANCIAL INCOME (EXPENSES), NET

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	06.30.11	06.30.10	06.30.11	06.30.10
Financial income
Interest on marketable securities	11,984	2,528	21,327	3,414
Exchange rate variation on marketable securities	881	19,584	1,615	24,679
Interests on assets	19,314	12,312	26,260	94,073
Exchange rate varation on assets	2,758	39,311	R7,517	40,410
Interests on financial instrument classified as:	32,067	40,908	67,547	105,535
Available for sale	-	-	24,730	26,276
Trading securities	32,067	40,908	32,520	74,935
Held maturity	-	-	10,297	4,324
Gains from derivatives transactions	6,142	21,822	6,142	13,147
Interest on loans to related parties	365	441	-	4,528
Gains from the conversion of foreign investments	-	-	-	59,776
Present value adjustment	5,080	22,116	5,075	58,163
Exchange rate variation on loans and financing	58,433	91,343	111,101	82,440
Exchange rate variation on other liabilities	11,991	122,249	60,782	132,382
Financial income from the acquisition of raw materials	-	3,363	-	3,363
Others income	-	7,574	23,060	40,136
	149,015	383,551	330,426	662,046
Financial expenses
Interest on loans and financing	(72,356)	(78,974)	(224,177)	(269,275)
Exchange rate variation on loans and financing	(3,463)	(153,600)	(3,544)	(246,713)
Interest on liabilities	(7,576)	(11,916)	(6,161)	(12,398)
Exchange rate variation on liabilities	(1,917)	(140,408)	(6,361)	(115,914)
Financial expenses on the acquisition of raw materials	(7,685)	(939)	(7,685)	(939)
Losses from derivative transaction	(29,165)	(56,003)	(33,056)	(51,584)
Losses from the conversion of foreing investments	-	-	(38,437)	(120,771)
Interest expenses on loans to related parties	(20,983)	(46,046)	-	-
Present value adjustments	(1,939)	(24,539)	(1,939)	(56,407)
Exchange rate variation on marketable securities	(6,070)	(15,225)	(79,730)	(12,655)
Exchange rate variation on other assets	(7,643)	(44,486)	(8,382)	(40,879)
Others	(5,077)	(4,451)	(28,413)	(34,759)
	(163,874)	(576,587)	(437,885)	(962,294)
	(14,859)	(193,036)	(107,459)	(300,248)

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

33. STATEMENT OF INCOME BY NATURE

The Company presents its statement of income by function and thus is presented below the details by nature:

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	06.30.11	06.30.10	06.30.11	06.30.10
Costs of goods sold
Costs of goods	3,636,931	3,185,572	6,771,493	6,048,143
Depreciation	162,688	152,025	376,673	290,893
Amortization	437	158	4,507	18,938
Salaries and employees benefits	672,222	584,644	1,259,445	1,113,647
Others	387,700	330,555	796,326	632,361
	4,859,978	4,252,954	9,208,444	8,103,982
Commercial expenses
Depreciation	7,306	6,939	10,952	9,300
Amortization	35	26	5,319	7,584
Salaries and employees benefits	171,223	145,199	398,797	346,441
Others	527,673	492,047	1,329,210	1,286,066
	706,237	644,211	1,744,278	1,649,391
Administrative expenses
Depreciation	1,163	1,768	1,733	1,623
Amortization	2,635	1,759	5,848	4,333
Salaries and employees benefits	66,387	40,328	108,412	62,819
Others	42,488	58,243	70,137	89,272
	112,673	102,098	186,130	158,047

34. INSURANCE COVERAGE – CONSOLIDATED

The Company adopts the policy of contracting insurance coverage for assets subject to risks in amounts sufficient to cover any claims, considering the nature of its activity. The assumptions and risks adopted, given their nature, are not part of the scope of an audit and, therefore, were not reviewed by our independent auditors.

		06.30.11
		Not reviewed
		Insured	Amount of
Goods covered	Coverage	amounts	coverage
	Fire, lightning, explosion, windstorm, deterioration of
	refrigerated products, breakdown of machinery, loss
Inventories and property, plant and equipments	of profit and others	20,587,307	1,365,900
National transport	Road risk and civil liability of cargo carrier	8,879,171	51,122
International transport exports	-	9,446,768	94,833
International transport imports	-	9,446,768	94,833
General civil liability and for directors and
officers	Third party complaints	47,305,596	182,079
Credit	Clients default	3,632,929	97,775

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

35. NEW RULES AND PRONOUNCEMENTS NOT ADOPTED

The interpretations and amendments to the rules existent presented below, applicable to the following accounting periods, were published by IASB and its application to the financial statements of the Company to be filed with CVM (the Brazilian Securities Commission) will occur only if there is a Deliberation by that agency, therefore, there was no anticipated adoption of these rules.

IAS 19 - Employee benefits

In June 2011, IASB issued a review of rule IAS 19. The amendment addresses aspects related to the accounting and disclosure of employee benefits. This rule is effective for the fiscal years starting on or after January 1, 2013. The Company is assessing the impacts resulting from the adoption of that amendment to its financial statements.

IAS 1 - Presentation of financial statements

In June 2011, IASB issued a review of rule IAS 1. The amendment addresses aspects related to the disclosure of items from other comprehensive income and creates the need to segregate items that will not be reclassified to the income statement in the future. This rule is effective for the fiscal years starting on or after July 2012. The Company is assessing the impacts resulting from the adoption of that amendment to its financial statements.

IFRS 10 - Consolidated financial statements

In May 2011, IASB issued rule IFRS 10. This rule establishes the principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This rule is effective for the fiscal years starting on or after January 2013. The Company is assessing the impacts resulting from the adoption of that amendment to its financial statements.

IFRS 11 - Joint ventures

In May 2011, IASB issued rule IFRS 11. This rule addresses aspects related to the definition of the accounting treatment for entities with joint control and joint operations. This rule also narrows the use of proportional consolidation to entities with joint operations being accepted only the equity accounting method for entities with joint control. This rule is effective for the fiscal years starting on or after January 2013. The Company is assessing the impacts resulting from the adoption of that amendment to its financial statements.

IFRS 12 - Disclosure of Interests in Other Entities

On May 2011, the IASB issued IFRS 12. IFRS 12 Disclosure of Interests in Other Entities is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 is effective for annual periods beginning on or after January 2013. The Company is assessing the impacts

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

of the adoption of these changes of rules on its financial statements.

IFRS 13 – Fair value Measurement

On May 2011 the IASB issued IFRS 13. This rule is a new guidance on fair value measurement and disclosure requirements. IFRS 13 is effective for annual periods beginning on or after January 2013. The Company is assessing the impacts of the adoption of these changes of rules on its financial statements.

IAS 27 - Separate Financial Statements

In May 2011, the IASB issued a revised version of IAS 27 (revised). The changes addresses the aspect related to investments in subsidiaries, joint ventures and associates when the entity is required to present separate financial statements. The amendments are applicable for annual periods beginning on or after January 2013. The Management of the Company does not predict impacts resulting from the adoption of that amendment to its financial statements considering that the Company does no present separate financial statements.

IAS 28 – Investments in associates and joint ventures

In May 2011, the IASB issued a revised version of IAS 28. The objective is to prescribe the accounting for investments in associates and to set out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. The amendments are effective for annual periods beginning on or after January 2013. The Company is assessing the impacts of the adoption of these changes of rules on its financial statements.

IAS 12 - Deferred taxes

In December 2010, IASB issued a review of rule IAS 12. The amendment addresses aspects related to the determination of the expected recovery of the deferred income tax when the ownership of the investment is measured by the model of fair value of IAS 40. This rule is effective for the fiscal years starting on or after January 2012. The Management of the Company does not predict impacts resulting from the adoption of that amendment to its financial statements.

IFRS 9 - financial instruments

In October 2010, IASB issued a review of rule IFRS 9. The amendment to rule IFRS 9 introduced new requirements for the classification and measurement of financial assets. The rule will apply as from January 2013. The company is assessing the effects of the application of that rule and possible differences in relation to IAS 39.

IFRS 7 - transfers of financial assets

In October 2010, IASB a review of rule IFRS 7. This amendment has the objective of adding disclosures that enable users of financial statements to assess the risk of exposure over transfers of financial assets and the effects of these risks on the entity's financial position. This rule is effective for the fiscal years starting on or after July 2011. The Company is assessing the impacts resulting from the adoption of that

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

amendment to its financial statements.

Improvements on IFRSs 2010:

In May 2010, IASB issued a review of rules, IFRS 3, IAS 1, IAS 27, IAS 34 and IFRIC 13. The amendment to rule IFRS 3 is effective for the fiscal years starting on/or after July 1, 2010. The other changes to the rules are effective for fiscal years starting on/or after January 1, 2011. The Company is assessing the impacts of the adoption of these changes of rules on its financial statements.

Except for IFRS 3, IAS 27 and IAS 31, which correspond to CPCs 15 (R1), 35 (R1) and 19 (R1) and were already reviewed and approved by CVM on August 4, 2011, CPC has not issued the pronouncements and changes related to the new and reviewed IFRSs presented above. Due to the commitment from CPC and CVM in maintain updated the set of issued rules based on the changes made by IASB, it is expected that such pronouncements and changes will be issued by CPC and approved by CVM until the mandatory application date and that the impacts to the individual financial statements of the Company will be the same as the ones resulted from the adoption of these pronouncements described above.

36. SUBSEQUENT EVENTS

According to the press release issued on July 13, 2011, the Company, its wholly-owned subsidiary Sadia and CADE celebrated the Performance Commitment Term (“TCD”) which introduced certain requirements aiming the following:

(1) preventing that the unification of operations of the Company and its subsidiary imply in substantial elimination of competition;

(2) creating conditions to the existence of an effective competitor in markets impacted by operation;

(3) generating conditions for fast and efficient entrance of competitors in the markets mentioned; and

(4) ensuring that the benefits arising from the association are distributed equitably among the participants on the one side, and final consumers, on the other.

The terms established in the TCD are limited to national territory, in the markets and / or certain categories of products. The Company and its wholly-owned subsidiary are free to operate in the foreign market as a whole, in the dairy market and in the food service domestic market, as long as such activities do not interfere in the assumptions and effectiveness of the TCD.

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

In order to satisfy the objectives of the TCD, the Company and its wholly-owned subsidiary are committed to take the following actions:

(1) disposal of the following brands: Rezende, Wilson, Texas, Tekitos, Patitas, Escolha Saudável, Light Ellegant, Fiesta, Freski, Confiança, Doriana and Delicata, as well as all the rights of intellectual property related to these brands;

(2) jointly dispose all assets and rights related the following production plants:

Processing plant	State	Activity
Carambeí	PR	Pork slaughtering, processing finished goods, manufacturing of animal feed, pork farms and hatcheries
Três Passos	RS	Pork slaughtering, processing finished goods, pork farms and hatcheries
Brasília	DF	Poultry slaughtering, processing finished goods, manufacturing of animal feed, pork farms and hatcheries
São Gonçalo	BA	Poultry slaughtering, processing finished goods, manufacturing of animal feed, pork farms and hatcheries
Salto Veloso	SC	Processing of finished goods
Bom Retiro do Sul	RS	Processing of finished goods
Lages	SC	Processing of finished goods
Duque de Caxias	RJ	Processing of finished goods
Várzea Grande	MS	Processing of finished goods
Valinhos	SP	Processing of finished goods
Excelsior	RS	Processing of finished goods

The total capacity of the production plants to be disposed corresponds to 730 thousand tons per year.

(3) disposal of all assets and rights related the following distribution center:

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

Location	State
Salvador	BA
Duque de Caxias	RJ
Campinas	SP
Bauru	SP
Brasília	DF
São José dos Pinhais	PR
Ribeirão Preto	SP
Cubatão	SP

(4) transfer of the entire portfolio of contracts with poultry and pork outgrowers, currently used in order to ensure the supply to the specific processing units related in item (2) above.

(5) suspension of the use of the Perdigão brand, as from signing the disposal of contract in the national territory, in the following products and deadlines:

Product	Period
Cooked hams, luncheon meat	3 years
Pork festive line	3 years
Smoked sausage and pork sausage	3 years
Salamis	4 years
Lasagna	5 years
Frozen pizzas	5 years
Kibes and meat balls	5 years
Turkey cold cuts light line	5 years

(6) suspension of the use of the Batavo brand, as from signing the disposal of contract during 4 years, for the products indicated in item (5) above.

CADE will monitor the compliance with the obligations assumed by companies in the TCD, which also includes imposition of penalties in case of noncompliance of its provisions, and in the last instance to review the operation.

As the assets satisfy the conditions available for sale, as the requirements of the CPC 31 - Non-current Assets Held for Sale and Discontinued Operations, they will be appropriately reclassified in the financial statements.

The Management´s expectation is to realize the disposal of these assets during the year 2012.

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

36.2. NEW BOARD OF EXECUTIVE OFFICERS

According to press release issued on July 28, 2001, the Company presented its new board of executive officers for a term of office until May 2013, set up as follows:

Executive	Position
José Antônio do Prado Fay	Chief Executive Officer
Antônio Augusto de Toni	Vice President of Foreign Market
Ely David Mizrahi	Vice President of Food Service
Fábio Medeiros M. da Silva	Vice President of Dairy Operations
Gilberto Antônio Orsato	Vice President of Human Resources
José Eduardo Cabral Mauro	Vice President of Domestic Market
Leopoldo Viriato Saboya	Vice President of Finance, Administration and Investor Relations
Luiz Henrique Lissoni	Vice President of Supply Chain
Nelson Vas Hacklauer	Vice President of Strategy and M&A
Nilvo Mittanck	Vice President of Operations and Technology
Wilson Newton de Mello Neto	Vice President of Corporate Affairs

37. APPROVAL OF THE QUARTERLY FINANCIAL INFORMATION

The quarterly financial information for the three and six month period ended June 30, 2011, was approved and its disclosure authorized by the Board of Directors on August 11, 2011.

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

BOARD OF DIRECTORS

Chairman	Nildemar Secches
Vice-Chairman	Paulo Assunção de Souza

Board Members	Allan Simões Toledo
Board Members	Décio da Silva
Board Members	José Carlos Reis Magalhães
Board Members	Luis Carlos Fernandes Afonso
Neto
Board Members	Luiz Fernando Furlan
Board Members	Manoel Cordeiro da Silva Filho
Board Members	Pedro de Andrade Faria
Board Members	Walter Fontana Filho

FISCAL COUNCIL

Chairman and Financial Specialist	Attílio Guaspari
Committee Members	Decio Magno Andrade Stochiero
Committee Members	Manuela Cristina Lemos Marçal

BOARD OF EXECUTIVE OFFICERS

Chief Executive Officer	José Antônio do Prado Fay
Vice President of Strategy and M&A	Nelson Vas Hacklauer
Vice President of Finance, Administration and	Leopoldo Viriato Saboya
Investor Relations
Vice President of Operations and Technology	Nilvo Mittanck
Vice President of Foreign Market	Antônio Augusto de Toni
Vice President of Human Resources	Gilberto Antônio Orsato
Vice President of Dairy Operations	Fábio Medeiros M. da Silva
Vice President of Supply Chain	Luiz Henrique Lissoni
Vice President of Corporate Affairs	Wilson Newton de Mello Neto

Marcos Roberto Badollato
Controller

Renata Bandeira Gomes do Nascimento
Accountant - CRC 1SP 215231/O-3

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

Other Relevant Information

BREAKDOWN OF THE CAPITAL BY OWNER

The shareholding position of the largest shareholders, management, members of the Board of Directors and Fiscal Council of the Company is presented below:

	06.30.11		12.31.10
Shareholders	Quantity	%	Quantity	%
Main shareholders
Shareholders' that take part of voting agreement	245,102,650	28.09	251,090,702	28.78
Tarpon	69,988,490	8.02	61,106,290	7.00
Management
Board of directors	12,037,124	1.38	14,313,032	1.64
Executives	77,166	0.01	646	-
Treasury shares	2,180,872	0.25	781,172	0.09
Others	543,086,944	62.25	545,181,404	62.49
	872,211,946	100.00	872,473,246	100.00

The shareholding position of the controlling shareholders that belong to the voting agreement and/or holders of more than 5% of the voting stock are presented below (not reviewed):

	06.30.11		12.31.10
Shareholders	Quantity	%	Quantity	%
Caixa de Previd. dos Func. Do Banco do Brasil (1)	111,309,518	12.76	110,846,320	12.70
Fundação Petrobrás de Seguridade Social - Petros (1)	88,262,126	10.12	87,560,126	10.04
Fundação Sistel de Seguridade Social (1)	13,111,812	1.50	13R,127,812	1.50
Fundação Vale do Rio Doce de Seg. Social - Valia (1)	25,895,990	2.97	25,828,036	2.96
FRRV IP Andorinha	6,523,204	0.75	6,523,204	0.75
FPRV1 Sabiá FIM Previdenciário (2)	-	-	7,205,204	0.83
Tarpon	69,988,490	8.02	61,106,290	7.00
	315,091,140	36.12	312,196,992	35.77
Others	557,382,106	63.88	560,276,254	64.23
	872,473,246	100.00	872,473,246	100.00

(1) The pension funds are controlled by employeesthat participate in the respective companies.

(2) Investment fund held solely by the Fundação de Assistência e Previdência Social of BNDES-FAPES. The shares of common stock currently held by this fund are tied to the voting agreement signed by the Pension Funds.

The Company is associated with the arbitration of the Arbitration Chamber of the Market, according to the Arbitration Clause inserted in its Bylaws.

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

INDEPENDENT AUDITOR’S REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Board of Directors and Shareholders BRF - Brasil Foods S.A.

Itajaí - SC

Introduction

We have reviewed the individual and consolidated interim financial information of BRF - Brasil Foods S.A. included in the Quarterly Financial Information referring to the quarter ended June 30, 2011, comprising the balance sheet as of June 30, 2011and the statements of income and comprehensive income for the three and six month periods then ended and changes in shareholders’ equity and cash flows for the six month period then ended, including the explanatory notes.

Management is responsible for the preparation and fair presentation of these individual interim financial information in accordance with Committee for Accounting Pronouncements CPC 21 – Interim Financial Statements and the consolidated interim financial information in accordance with CPC 21 and the international standard IAS 34 – Interim Financial Reporting, as issued by the

International Accounting Standards Board – IASB, and presented in a manner consistent with the rules of the Brazilian Securities and Exchange Commission applicable to the preparation of Quarterly Financial Information. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with the Brazilian and International Standards on interim reviews (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 -Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

INDEPENDENT AUDITOR’S REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

Conclusion on the individual quarterly financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information included in the Quarterly Financial Information described above were not prepared, in all material respects, in accordance with CPC 21 applicable to the preparation of the Quarterly Financial Information and presented in a manner consistent with the rules of the Brazilian Securities and Exchange Commission (CVM).

Conclusion on the consolidated quarterly financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the Quarterly Financial Information described above were not prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the Quarterly Financial Information and presented in a manner consistent with the rules of the CVM

Emphasis of matters

Approval of Sadia S.A.’s business combination

As mentioned in notes 1 and 36, on July 13, 2011, the Administrative Council for Economic Defense ("CADE") approved the business combination between the Company and Sadia S.A., and revoked the Agreement to Preserve Reversibility and Operation ("APRO ") signed on July 8, 2009. This approval is subject to compliance with the obligations assumed by the Company in the Term Performance Commitment ("TCD") between the Company and CADE on the same date that also contemplates the imposition of penalties for noncompliance with the disposals. Our conclusion does not contain any qualification relating to this matter.

Other matters

Statements of value added

We also reviewed the individual and consolidated statement of value added (DVA), for the six month period ended June 30, 2011 prepared under management’s responsibility, for which the disclosure is required by Brazilian corporation laws applicable to publicly-held companies and is an additional

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

INDEPENDENT AUDITOR’S REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

information for the IFRS which does not require this disclosure. These statements were submitted to the same review procedures previously described and, based on our review, nothing has come to our attention that would lead us to believe that they have not been prepared, in all its material respects, in accordance with the Quarterly Financial Information taken as whole.

The accompanying financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, August 11, 2011

KPMG Auditores Independentes CRC SC-000071/F-8

Danilo Siman Simões

Accountant CRC MG-058180/O-2 S-SC

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

OPINION OF THE FISCAL COUNCIL

The Fiscal Council of BRF - Brasil Foods S.A., in fulfilling its statutory and corporate functions, examined:

(i) the special report issued without restrictions by KPMG Auditores Independentes;

(ii) the Report of Management; and

(iii) the quarterly financial information (parent company and consolidated) for the six month period ended on June 30, 2011 .

Based on the documents examined and on the explanations provided, the members of the Fiscal Council, undersigned, issued an opinion for the approval of the quarterly financial information identified above.

São Paulo, August 11, 2011.

Attílio Guaspari

Chairman and Financial Expert

Decio Magno Andrade Stochiero Committee Member

Manuela Cristina Lemos Marçal Committee Member

ITR – Quarterly Information – June 30, 2011 – BRF – BRASIL FOODS S.A.

STATEMENT OF EXECUTIVE BOARD ON THE QUARTERLY INFORMATION

In compliance with the dispositions of sections V and VI of article 25 of CVM

Instruction No. 480/09, the executive board of BRF - Foods Brasil SA, states:

(i) reviewed, discussed and agreed with the Company's quarterly financial statement for the six month period ended on June 30, 2011; and

(ii) reviewed, discussed and agreed with opinions expressed by the KPMG’s opinion of independent accountant for the Company's quarterly financial information for the six month period ended on June 30, 2011.

São Paulo, August 11, 2011.

José Antônio do Prado Fay Chief Executive Officer Director

Nelson Vas Hacklauer

Strategy and M&A Executive Officer

Leopoldo Viriato Saboya

Chief Financial, Administrative and IR Officer

Nilvo Mittanck

Operations and Technology Executive Officer

Antônio Augusto de Toni Export Market Executive Officer

Gilberto Antônio Orsatto

Human Resources Executive Officer

Fábio Medeiros Martins da Silva

Dairy Product Operations Executive Officer

Luiz Henrique Lissoni

Supply Chain Executive Officer

Wilson Newton de Mello Neto Corporate Affairs Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   August 12, 2011

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director